Exhibit 99.2

Annual Information Form

For the year ended December 31, 2025

Date: March 27, 2026

Annual Information Form 2025

Table of Contents

Introductory Notes	1

Date of Information	1

Cautionary Note Regarding Forward-Looking Information	1

Currency and Exchange Rate Information	3

Technical Information	3

Cautionary Note for United States Readers	5

Corporate Structure	6

Name, Address and Incorporation	6

Intercorporate Relationships	6

General Development of the Business	7

Recent Developments	8

2025 Developments	8

2024 Developments	9

2023 Developments	10

Description of Business	11

Business Strategy	11

Principal Products	11

Special Skills and Knowledge	12

Competitive Conditions	12

Cycles	13

Employees	13

Foreign Operations	13

Changes to Contracts	13

Sustainability	13

Summary of Mineral Reserves and Mineral Resources Estimates	18

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Annual Information Form 2025

Mineral Reserves	18

Mineral Resources	20

Notes to Mineral Reserves and Mineral Resources Estimates	22

Haile Operation	24

Property Description, Location and Access	24

History	24

Geological Setting, Mineralization and Deposit Types	25

Mineral Permits and Regulatory Matters	25

Environmental and Social Matters	26

Exploration	27

Drilling	27

Sampling, Analysis and Data Verification	28

Mineral Processing and Metallurgical Testing	28

Mining Operations	29

Processing and Recovery Operations	30

Infrastructure	30

Capital and Operating Costs	31

Production, Development and Exploration	31

Macraes Operation	33

Property Description, Location and Access	33

History	33

Geological Setting, Mineralization and Deposit Types	33

Mineral Permits and Regulatory Matters	35

Environmental and Social Matters	36

Exploration	36

Drilling	37

Sampling, Analysis and Data Verification	37

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Mineral Processing and Metallurgical Testing	38

Mining Operations	39

Processing and Recovery Operations	39

Infrastructure	40

Capital and Operating Costs	40

Production, Development and Exploration	40

Waihi Operation	42

Property Description, Location and Access	42

History	43

Geological Setting, Mineralization and Deposit Types	43

Mineral Permits and Regulatory Matters	43

Environmental and Social Matters	44

Exploration	45

Drilling	46

Sampling, Analysis and Data Verification	46

Mineral Processing and Metallurgical Testing	47

Mining Operations	47

Processing and Recovery Operations	49

Infrastructure	50

Capital and Operating Costs	50

Production, Development and Exploration	51

Didipio Operation	52

Property Description, Location and Access	52

History	52

Geological Setting, Mineralization and Deposit Types	53

Mineral Permits and Regulatory Matters	53

Environmental and Social Matters	56

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Annual Information Form 2025

Exploration	57

Drilling	57

Sampling, Analysis and Data Verification	58

Mineral Processing and Metallurgical Testing	59

Mining Operations	59

Processing and Recovery Operations	60

Infrastructure	60

Capital and Operating Costs	61

Production, Development and Exploration	62

Other Properties	63

Regional Exploration Program – Philippines	63

Regional Exploration Program – United States	63

Risk Factors	64

Dividends and Distributions	86

Description of Share Capital	87

Classes of Shares	87

Employee Equity Incentive Plans	88

Non-Executive Director Deferred Unit Plan	88

Prior Sales	89

Market for Securities	90

Exchange Listings	90

Trading Price and Volume	90

Directors and Executive Officers	91

Board of Directors	91

Executive Officers	96

Shareholdings of Directors and Executive Officers	98

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Annual Information Form 2025

Cease Trade Orders or Bankruptcies	98

Penalties or Sanctions	99

Conflicts of Interest	99

Code of Conduct	99

Audit Committee	101

Composition of the Audit Committee	101

Audit Committee Oversight	101

Reliance on Certain Exemptions	101

Pre-Approval Policies and Procedures	101

External Auditor Service Fees	101

Legal Proceedings and Regulatory Actions	103

Didipio Mining Claims	103

FTAA Challenges	103

Interest of Management and Others in Material Transactions	105

Transfer Agent and Registrar	106

Material Contracts	107

Interest of Experts	108

Additional Information	109

Schedule A – Audit and Risk Committee Charter	A-1

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Annual Information Form 2025

Introductory Notes
Date of Information
In this Annual Information Form (the “Annual Information Form”), OceanaGold Corporation, together with our subsidiaries, as the context requires, is referred to as “we”, “our”, “us” or “OceanaGold”. Unless otherwise stated, all information contained in this Annual Information Form is as at December 31, 2025, being the date of our most recently completed financial year, and the use of the present tense and of the words “is”, “are”, “current”, “currently”, “presently”, “now” and similar expressions in this Annual Information Form is to be construed as referring to information given as of that date. Readers are also encouraged to review our audited annual financial statements and Management’s Discussion and Analysis for the year ended December 31, 2025 copies of which are available under our profile on SEDAR+ at www.sedarplus.ca.
Cautionary Note Regarding Forward-Looking Information
This Annual Information Form contains certain “forward-looking statements” and “forward-looking information” (collectively, “forward-looking statements”) within the meaning of applicable Canadian and United States securities laws. Forward-looking statements may include, but are not limited to, statements with respect to: our production, cost and capital Guidance for 2026; our future financial and operating performance; the development, expansion and operation of our mining projects; costs of production; timing of the portal construction, first development ore and steady state production at Palomino Underground and Ledbetter Underground at Haile; timing of the construction of the services trench, civil works at the expanded water treatment plant site and the decline and underground development work, including other associated work such as vertical shafts for ventilation and dewatering infrastructure at the Waihi North Project; timing of the mobilization and tunnelling of the underground mine at the Waihi North Project; anticipated production levels and mine lives; the estimation, realization and classification of Mineral Reserves and Mineral Resources; growth capital, sustaining capital, operating and exploration expenditures; the availability of, and access to, labour, equipment, power, water and other inputs; the timing, cost and outcome of development, construction and expansion activities; costs and timing of future exploration and drilling programs, including our site and regional exploration programs; the timing and receipt of required permits, certifications, approvals, consents and renewals under applicable legislation; statements related to the Macraes Phase 4 Project (“MP4”) being listed in Schedule 2 of the New Zealand’s Fast-track Approvals Act 2024 (the “FTA Act”) and expected timing for submission of the MP4 Fast-track application for the required permits for the ongoing mine life extension plans; compliance with applicable environmental, social, health and safety and other regulatory requirements; water management and strategies and tailings management initiatives at our operations; geotechnical and operational conditions; social licence to operate and stakeholder relationships; competition for mineral properties; expectations regarding the impact of changes to material contracts, subcontracts or commercial agreements; the structuring, implementation and timing of equity interest (including carried interest) arrangements or other economic interests with third parties; the availability and terms of financing; our dividend policy and share buyback activities, including the amount of and timing for anticipated purchases under our ongoing Normal Course Issuer Bid (“NCIB”); foreign operations and political, economic and regulatory conditions in the jurisdictions in which we operate; governmental regulation of mining operations and exploration operations; fluctuations in commodity prices, including gold, copper and silver, and foreign exchange rates; statements related to our anticipated listing on the New York Stock Exchange (the “NYSE”); the adequacy of our insurance coverage; title matters, disputes and land access; information technology and cybersecurity matters; changes in laws, taxation and

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accounting standards; the timing and outcome of current or pending legal proceedings, regulatory matters and other disputes.
All statements in this Annual Information Form that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “may”, “plans”, “expects”, “projects”, “is expected”, “scheduled”, “potential”, “estimates”, “forecasts”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases, or may be identified by statements to the effect that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved.
Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks include, among others: the risk of not achieving our production estimates, forecasts or Guidance; inaccuracy of Mineral Reserves, Mineral Resources and operating and capital cost estimates; the actual results of current and future production, development and/or exploration activities; possible variations of ore grade, metallurgy or recovery rates; changes in mine plans, project parameters or assumptions as plans continue to be refined; delays in, or inability to complete, development or construction or expansion activities or to re-commence or sustain operations as planned; failures or underperformance of plant, equipment, infrastructure or processes; geotechnical risks or events, including open pit wall stability, crown pillar failure, land subsidence and tailings dam failures; challenges associated with effective water management; environmental, health and safety and climate-related risks; risks related to community acceptance, stakeholder engagement and social licence to operate; competition for mineral properties and other growth opportunities; legal and regulatory challenges to current and future permits, certifications, approvals or licences; adverse judicial, regulatory or governmental decisions; delays in, or inability to obtain, financing or governmental approvals on acceptable terms; changes in laws, regulations, taxation regimes, regulated accounting standards or their interpretation or application; the risks associated with operating in foreign jurisdictions, including political instability, changes in policy or law, civil unrest or conflict; fluctuations in the prices of gold, copper and silver; general business, economic and market conditions (including changes in global, national or regional financial, credit, currency or securities markets); changes or developments in global, national or regional political and social conditions; fluctuations in foreign exchange rates, including the value of the U.S. dollar relative to the Canadian dollar, the New Zealand dollar or the Philippine peso; inflationary pressure; labour availability, retention and turnover; accidents, labour disputes and other operational risks of the mining industry; limitations of insurance coverage or uninsured risks; the conclusions of economic evaluations, studies and models; and those other factors identified and described in more detail in the section entitled “Risk Factors”. The list is not exhaustive of the factors that may affect our forward-looking statements.
Our forward-looking statements are based on the applicable assumptions and factors Management considers reasonable as of the date of this Annual Information Form, based on the information available to Management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to our ability to carry on current and future operations, including: exploration and development activities; the timing, extent, duration and economic viability of such operations; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; our ability to meet or achieve guidance, estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold, copper and silver; foreign exchange rates; taxation levels; the timely receipt of

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necessary approvals, permits or certifications; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.
Our forward-looking statements are based on the opinions and estimates of Management and reflect their current expectations regarding future events and operating performance and speak only as of the date of this Annual Information Form. We do not assume any obligation to update forward-looking statements if circumstances or Management’s beliefs, expectations or opinions should change other than as required by applicable laws. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities we will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.
Currency and Exchange Rate Information
All amounts in this Annual Information Form are expressed in U.S. dollars unless otherwise indicated. A reference in this Annual Information Form to:
•“C$” or “Canadian dollar” is to the lawful currency of Canada;
•“NZ$” or “New Zealand dollar” is to the lawful currency of New Zealand;
•“₱”, “Php” or “Philippine peso” is to the lawful currency of the Philippines; and
•“$”, “US$” or “U.S. dollar” is to the lawful currency of the United States.
The high, low, average and closing exchange rates for Canadian dollars, New Zealand dollars and Philippine pesos in terms of U.S. dollars for the last three fiscal years ended December 31, were as follows:

		C$:US$	NZ$:US$	Php:US$
2025	Closing rate	0.7293	0.5753	0.0170
	Average rate	0.7159	0.5821	0.0174
	High	0.7374	0.6083	0.0181
	Low	0.6853	0.5544	0.0169
2024	Closing rate	0.6950	0.5601	0.0172
	Average rate	0.7301	0.6050	0.0175
	High	0.7549	0.6364	0.0181
	Low	0.6938	0.5601	0.0169
2023	Closing rate	0.7572	0.6332	0.0181
	Average rate	0.7410	0.6137	0.0180
	High	0.7620	0.6501	0.0185
	Low	0.7200	0.5811	0.0175

As of March 26, 2026, rates for Canadian dollars, New Zealand dollars and Philippine pesos in terms of U.S. dollars were C$0.7222:US$, NZ$0.5769:US$ and Php0.0166:US$, respectively.

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Technical Information
The disclosure included in this Annual Information Form uses Mineral Reserve and Mineral Resource classification terms that comply with reporting standards in Canada and the Mineral Reserve and Mineral Resource estimates are made in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Council – Definition Standards for Mineral Resources & Mineral Reserves adopted by the CIM Council on May 19, 2014 (the “CIM Standards”), which were adopted by the Canadian Securities Administrators’ (the “CSA”) National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the CSA that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The following definitions are reproduced from the CIM Standards:
A Modifying Factor or Modifying Factors are considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.
A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.
An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.
An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.
A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

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A Mineral Reserve is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. The public disclosure of a Mineral Reserve must be demonstrated by a pre-feasibility study or feasibility study.
A Probable Mineral Reserve is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.
A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.
The term “qualified person” as used in this Annual Information Form means a qualified person as that term is defined by NI 43-101. Except where otherwise disclosed herein:
•Mr. Greg Hollett, our Head of Mine Engineering, a qualified person as defined by NI 43-101, has reviewed and approved the disclosure of all scientific and technical information related to Haile operational matters contained in this Annual Information Form;
•Each of Messrs. Euan Leslie, our Group Mining Engineer, and Knowell Madambi, our Manager – Technical Services & Projects, Macraes, each of whom is a qualified person as defined by NI 43-101, have reviewed and approved the disclosure of all scientific and technical information related to Macraes operational matters contained in this Annual Information Form;
•Each of Messrs. Leroy Crawford-Flett, Euan Leslie, Trevor Maton and David Townsend and Ms. Kirsty Hollis, each of whom is our employee and a qualified person as defined by NI 43-101, have reviewed and approved the disclosure of all scientific and technical information related to Waihi operational matters and the Waihi North Project contained in this Annual Information Form;
•Mr. Phillip Jones, our Head of Underground Mining, a qualified person as defined by NI 43-101, has reviewed and approved the disclosure of all scientific and technical information related to Didipio operational matters contained in this Annual Information Form; and
•Mr. Keenan Jennings, our Executive Vice President and Chief Exploration Officer, a qualified person as defined by NI 43-101, has approved the scientific and technical information related to exploration matters contained in this Annual Information Form.

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Cautionary Note for United States Readers
Unless otherwise indicated, the scientific and technical disclosure in this Annual Information Form was prepared in accordance with NI 43-101, which differs from the scientific and technical disclosure requirements of the U.S. Securities and Exchange Commission (the “U.S. SEC”) that are applicable to domestic United States reporting companies. Any Mineral Reserves and Mineral Resources reported by the Company in accordance with NI 43-101 may not qualify as such under U.S. SEC standards, including Subpart 1300 of Regulation S-K under the United States Exchange Act of 1934, as amended (the “U.S. Exchange Act”).
Accordingly, Mineral Resource and Mineral Reserve information and other scientific and technical information contained or referenced in this Annual Information Form may not be comparable to similar scientific and technical information disclosed by United States public companies subject to the reporting and technical disclosure requirements of the U.S. SEC.
Our public disclosure documents, including this Annual Information Form, are subject to review by applicable securities regulatory authorities and stock exchanges upon which our securities are listed. While we employ internal personnel and engage external counsel and other experts to review our disclosure documents for compliance with applicable regulatory requirements, the applicable securities regulatory authorities may take a different view or interpretation of applicable legislative provisions, instruments, policies and notices than us, or exercise discretion in a manner that is contrary to our expectations. In such instances, we may be required to issue supplemental or amended disclosure documents or clarifying news releases, which may be inconsistent with peer disclosures, cause investor uncertainty and negatively impact our ability to compete with comparable mining companies. Such outcomes could have an adverse effect on our business, results of operations, financial condition and the price of our common shares (the “Common Shares”).

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Corporate Structure
Name, Address and Incorporation
OceanaGold was incorporated under the Business Corporations Act (British Columbia) on March 22, 2007, as the Canadian holding company for the purpose of carrying on the business of Oceana Gold Ltd (now Oceana Gold Pty Ltd). Our registered office and head office is located at Suite 1020, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6, Canada.
Our Common Shares are listed and posted for trading on the Toronto Stock Exchange (“TSX”) under the symbol “OGC”. We have applied to list our Common Shares on the NYSE and expect trading to begin in early April 2026.
Intercorporate Relationships
A significant portion of our business is carried on through our subsidiaries. The following chart includes the name and jurisdiction of incorporation of our material subsidiaries and certain subsidiaries that we consider significant as described in this Annual Information Form.
All ownership of such subsidiaries is 100%, except for OceanaGold (Philippines), Inc. (“OGP”), which completed an initial public offering (the “Philippines Offering”) of 20% of the issued and outstanding common shares in the capital of OGP on the Philippine Stock Exchange, Inc. (the “PSE”) on May 13, 2024 under the ticker “OGP”. Please see “General Development of the Business – 2024 Developments” for additional information.

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Note: Pursuant to the Financial or Technical Assistance Agreement (the "FTAA”) for our Didipio Mine, certain claimowners (the “Addendum Claimowners”) are entitled to a free carried interest of 8% of OGP and 2% net smelter return (“NSR”) royalty of OGP. Please see “Didipio Operation – Mineral Permits and Regulatory Matters – Entitlements of Addendum Claimowners” for additional information.

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General Development of the Business
We are a global gold and copper producer committed to safely and responsibly maximizing the generation of Free Cash Flow from our operations and delivering value and returns for our shareholders. Our success is enabled by our strategy, our people, and our portfolio of assets. Our head office is in Vancouver, Canada, and we have four operating mines. Our material properties consist of the following four mines:
•Haile Gold Mine, our wholly owned operation located in South Carolina, United States (“Haile” or “Haile Gold Mine”);
•Macraes Operation, our wholly owned operation located in the South Island, New Zealand (“Macraes” or the “Macraes Operation”);
•Waihi Operation, our wholly owned operation, which includes the Waihi North Project, located in the North Island, New Zealand (“Waihi” or the “Waihi Operation”); and
•Didipio Mine, our 80%-owned gold and copper mine located in Luzon, Philippines (“Didipio” or “Didipio Mine”).

HEAD OFFICE
Vancouver, Canada
HAILE
United States of America
DIDIPIO
Philippines
WAIHI
New Zealand
MACRAES
New Zealand
OCEANAGOLD

Recent Developments
On March 27, 2026, we filed an updated Technical Report for each of the following mines:
•Haile, entitled “NI 43-101 Technical Report – Haile Gold Mine, Lancaster County, South Carolina”, dated March 27, 2026 with an effective date of December 31, 2025, prepared by D. Carr, G. Hollett, B. Drury, J. Moore and D. Corley (OceanaGold), L. Standridge and R. Cook (Call & Nicholas, Inc.), J.

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Newton Janney-Moore and W. Kingston (NewFields Mining & Technical Services LLC) and B. Miller (SRK Consulting (U.S.), Inc.) (the “Haile Technical Report”). Please see “Haile Operation” for additional information;
•Macraes Operation, entitled “NI 43-101 Technical Report – Macraes Operation, Otago, New Zealand”, dated March 27, 2026, with an effective date of December 31, 2025, prepared by M. Grant, K. Madambi, E. Leslie and D. Carr (OceanaGold) (the “Macraes Technical Report”). Please see “Macraes Operation” for additional information; and
•Didipio, entitled “NI 43-101 Technical Report – Didipio Mine Luzon Island, Philippines”, dated March 27, 2026, with an effective date of December 31, 2025, prepared by D. Carr, P. Jones, and J. Moore (OceanaGold) (the “Didipio Technical Report”). Please see “Didipio Operation” for additional information.
On February 18, 2026, we announced that our Board of Directors approved the doubling of our share buyback program for 2026 to repurchase up to $350 million of our Common Shares under our NCIB and tripling of our 2026 quarterly dividend payment to $0.09 per Common Share. Please see each of “Description of Share Capital” and “Dividends and Distributions” for additional information.
2025 Developments
On February 19, 2025, we announced that Mr. David Londoño, our Executive Vice President, Chief Operating Officer Americas, was leaving OceanaGold to return to Colombia for family reasons, effective April 4, 2025. Mr. Bhuvanesh Malhotra, our Executive Vice President, Chief Technical & Projects Officer at the time, permanently assumed Mr. Londoño’s executive accountabilities for the Haile Gold Mine upon Mr. Londoño’s departure. Please see “Directors and Executive Officers – Executive Officers” for additional information on Mr. Malhotra’s experience.
On February 19, 2025, we also announced that our Board of Directors approved the repurchase of up to $100 million of our Common Shares in 2025 under our NCIB and doubling of our annual dividend payment, to $0.01 per Common Share payable quarterly. Please see each of “Description of Share Capital” and “Dividends and Distributions” for additional information.
On February 20, 2025, we appointed Ms. Stefanie Loader as an independent non-executive director to our Board of Directors. Please see “Directors and Executive Officers – Board of Directors” for additional information on Ms. Loader’s experience.
On March 4, 2025, we announced that we lodged our application for the grant of Fast-track Approvals for our Waihi North Project, which includes the Wharekirauponga Underground development project (“WUG”), under the FTA Act for regionally and nationally significant infrastructure and development projects. The Fast-track Approvals process under the FTA Act aimed to streamline the consent application process through a “one-stop-shop” designed to reduce regulatory complexity while retaining important environmental, cultural and social standards.
On May 7, 2025, we announced a proposed consolidation of all of our issued and outstanding Common Shares on the basis of a consolidation ratio of up to three to one (the “Share Consolidation”). The intent of the Share Consolidation was to prepare for a potential listing on a major U.S. stock exchange, including the NYSE, in early April 2026. Shareholders approved the Share Consolidation on June 4, 2025 and our Common

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Shares were consolidated on a basis of three pre-consolidated Common Shares for one post-consolidation Common Share, effective June 23, 2025. Please see “Corporate Structure – Name, Address and Incorporation” above for additional information on our anticipated NYSE listing.
On July 22, 2025, we announced that we received approval from the TSX to renew our NCIB to buy back approximately 23 million Common Shares, representing a maximum of 10% of our outstanding Common Shares during the 12-month period commencing on July 24, 2025 and ending on or before July 23, 2026. Please see “2024 Developments” below for additional information on our NCIB.
On August 6, 2025, we announced that Mr. Peter Sharpe, our Executive Vice President, Chief Operating Officer Asia Pacific, was leaving OceanaGold to pursue other opportunities outside the gold industry, effective October 24, 2025. Mr. Bhuvanesh Malhotra, our Executive Vice President, Chief Technical & Projects Officer at the time, who had taken executive accountabilities of the Haile Gold Mine earlier in the year, became Executive Vice President, Chief Operating Officer for all operations and retained executive accountability for the Technical and Projects function, effective September 26, 2025.
On August 6, 2025, we also announced that Mr. Keenan Jennings was appointed Executive Vice President, Chief Exploration Officer, effective September 29, 2025. Mr. Jennings replaced Mr. Craig Feebrey who retired after 10 years with OceanaGold. Please see “Directors and Executive Officers – Executive Officers” for additional information on Mr. Jennings’ experience.
On September 22, 2025, Ms. Megan Saussey, our Executive Vice President, Chief Sustainability Officer, departed OceanaGold and Mr. Richard Savage was appointed as Acting Executive Vice President, Chief Sustainability Officer. Please see “Directors and Executive Officers – Executive Officers” for additional information on Mr. Savage’s experience.
On November 5, 2025, we announced that our Board of Directors approved a 75% increase in our 2025 share repurchase program to a maximum of $175 million of Common Shares in the open market through the facilities of the TSX under our NCIB program. This amount was increased from the previously approved maximum of $100 million. In 2025, we purchased and cancelled approximately 9.9 million Common Shares under our NCIB for a value of $175.1 million, excluding $3.4 million in applicable taxes.
On December 18, 2025, we announced the final decision from the Expert Panel appointed by the New Zealand government approving the Waihi North Project. The permit approval includes the development of WUG and the associated surface infrastructure, expansion of the current processing plant and water treatment plant and construction of a new tailings storage facility (“TSF”). With the permit approval of the Waihi North Project, our Board of Directors approved each of the selection of the mining contractor to begin tunnelling for the underground mine, the bulk earthworks contract and the contract for a power upgrade project. Please see “Waihi Operation” for additional information.
2024 Developments
On January 9, 2024, we announced the appointment of Mr. Bhuvanesh Malhotra as Executive Vice President, Chief Technical & Projects Officer, effective January 22, 2024.
On May 13, 2024, we announced that OGP completed the Philippines Offering on the PSE. The shares are listed under the ticker “OGP”. OGP holds our interest in the Didipio Mine and, pursuant to the terms of the renewed FTAA, was required to list its common shares on the PSE. The Philippines Offering was a secondary

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offering of OGP common shares. The final Philippines Offering price was ₱13.33 per share for 456,000,000 common shares in the capital of OGP and gross proceeds totalling ₱6.08 billion (approximately $106 million (based on an exchange rate of $1=₱57.32)) were raised. Available proceeds from the Philippines Offering, net of fees and taxes, were received by one of our wholly owned subsidiaries and applied to the repayment of debt then owing under the OceanaGold revolving credit facility (the “Facility”).
On June 24, 2024, we announced that we completed the sale of our interest in the Blackwater project in New Zealand to Tasman Mining Limited, a wholly owned subsidiary of Endura Mining Pty Ltd (formerly Federation Mining Pty Ltd), for proceeds of $30 million in cash.
On July 22, 2024, we announced that we received approval from the TSX to buy back up to 35.5 million of our Common Shares, representing approximately 5% of our outstanding Common Shares and approximately 5% of the public float of Common Shares, pursuant to the NCIB in the open market through the facilities of the TSX over a 12-month period commencing on July 24, 2024 and ending on or before July 23, 2025. Any Common Shares purchased under the NCIB are subsequently cancelled. We purchased approximately 8.8 million (pre-Share Consolidation) Common Shares ($24.1 million) under the NCIB in 2024.
On October 6, 2024, we announced that both of our Waihi North Project and MP4 were included in the 149 projects listed in Schedule 2 of the FTA Act. The New Zealand Parliament passed the FTA Act in December 2024.
On December 11, 2024, we filed an updated technical report for our Waihi Operation entitled “NI 43-101 Technical Report Waihi District Pre-feasibility Study, New Zealand”, dated December 11, 2024 with an effective date of June 30, 2024, prepared by D. Townsend, L. Crawford-Flett, K. Hollis, E. Leslie and T. Maton (OceanaGold) (the “Waihi Technical Report”), announcing the results of our Waihi District pre-feasibility study (“PFS”). Please see “Waihi Operation” for additional information.
2023 Developments
On February 21, 2023, we announced the appointment of Ms. Michelle Edelson as Executive Vice President, Chief People & Technology Officer, effective March 2023. Please see “Directors and Executive Officers – Executive Officers” for additional information on the experience of Ms. Edelson.
On February 21, 2023, we also announced our Board of Directors’ decision to reinstate our dividend policy and pay a $0.01 per share semi-annual dividend. The first dividend payment was made on April 28, 2023. Please see “Dividends and Distributions” for additional information.
On March 22, 2023, we announced the appointment of Mr. Marius van Niekerk as Executive Vice President, Chief Financial Officer. Please see “Directors and Executive Officers – Executive Officers” for additional information on Mr. van Niekerk’s experience.
On April 24, 2023, we appointed Ms. Linda Broughton as an independent non-executive director to our Board of Directors. Please see “Directors and Executive Officers – Board of Directors” for additional information on Ms. Broughton’s experience.
On September 14, 2023, we announced mining of first ore from the Horseshoe Underground at our Haile Gold Mine.

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On September 18, 2023, we announced that we qualified to trade on the OTCQX market in the U.S. and began trading on the OTCQX® Best Market under the symbol “OCANF”.
On December 15, 2023, we refinanced the Facility with seven leading international banks with decreased interest margins, standby fees and certain other key terms. The size of the Facility was restructured from $250 million to $200 million plus a $50 million uncommitted accordion, in line with business requirements. The Facility is secured against present and future assets, property and undertakings and has a term of four years, maturing on December 31, 2027. As of December 31, 2024, we repaid all amounts drawn under the Facility, and the Facility remains undrawn.

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Description of Business
Business Strategy
We are a global gold and copper producer focused on safely and responsibly maximizing the generation of Free Cash Flow from our operations, delivering value and returns to our shareholders.
We are driven by our Purpose: Mining gold for a better future.
Our Vision is to be a company people trust, want to work and partner with, supply and invest in, to create value. This Vision is brought to life by our Values – Care, Respect, Integrity, Performance and Teamwork. Our Values guide our behaviours and put our people, local communities, the environment and our stakeholders at the forefront of our decision-making.
We deliver on our Purpose and Vision through the five pillars of our Corporate Strategy, set forth below. These define our commitments and tactics for increasing and sustaining a higher value for our Common Shares.

Executing on Our Corporate Strategy

Five pillars to increase and sustain a higher value for OceanaGold shares

TACTICS

1 Safely, Responsibly & Reliably Deliver Gold Production

- Sustainability
- Operating excellence
- Value capture programs
- Risk management

2 A Caring, Inclusive and Winning Culture

- Living the Vision and Values
- Capable and well-led people
- Develop & retain talent

3 Increase Reserves & Deliver New Resources Cost Effectively

- Exploration
- Project execution
- Early-stage entry
- External opportunities
- Technical excellence

4 Deliver Financial Strength and Returns

- Capital management discipline
- Strong balance sheet
- Low-cost capital
- Shareholder returns

5 Premium Rating with the Investment Community

- Independent Board
- Trusted Management
- Market engagement

OCEANAGOLD

Principal Products
Each of our operations produce gold doré bars (containing gold and silver) and, at the Didipio Mine, we also produce copper-gold concentrate. Sales from the production of these products form all our revenues.

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Our revenue by product category in each of the last two financial years is as follows:

Product Revenue	2025	2024
Gold bullion	79%	77%
Gold concentrate[1]	13%	14%
Copper concentrate[1]	7%	8%
Silver	1%	1%
1.     All concentrate sales are generated by our Didipio Mine.
Gold is our primary product and an essential metal in the global economy. It is valued both as a store of wealth and for its role in the international financial system, including as a reserve asset held by central banks as part of foreign exchange and monetary reserves. The majority of gold demand is driven by jewellery and investment.
Gold is also used in small quantities in high‑value technical applications. Gold’s exceptional conductivity, resistance to corrosion and chemical stability make it well suited to use in electronics, medical technologies and aerospace systems, including components that must perform consistently in demanding or sensitive environments.
Silver and copper, produced alongside gold are also crucial in industries such as the manufacturing, renewable energy, electric vehicle and transport sectors. These metals are also used globally to produce life-saving medical devices, power technologies that connect communities and people worldwide and in products that support the transition to a lower carbon economy.
Our revenues, profitability and viability depend on the market price of gold, copper and silver produced from our operations. The market price of these metals is set in the world market and is affected by numerous factors beyond our control, including: the demand for gold, copper and silver; expectations with respect to the rate of inflation; interest rates; currency exchange rates; the demand for jewellery and industrial products containing precious and base metals; gold, copper and silver production; inventories; costs; change in global or regional investment or consumption patterns; sales by central banks and other holders; speculators and producers of gold, copper, silver and other metals in response to any of the above factors; and global and regional political and economic factors, the effect of which cannot accurately be predicted. There can be no assurance that the price of any commodities will be such that any of the properties in which we have an interest may be mined at a profit.
In addition, market price fluctuations of gold could adversely affect the profitability of our operations and lead to impairments and write downs of mineral properties. Metal prices have increased significantly, particularly in recent years. Please see “Risk Factors” for additional information.
Special Skills and Knowledge
Various aspects of our business require specialized skills and knowledge, certain of which are in high demand and in limited supply. Such skills and knowledge include the areas of permitting, engineering, geology, metallurgy, logistical planning, design and implementation of exploration programs, mine construction and development and mine operation, as well as legal, compliance, finance, accounting, commercial, procurement, risk management, safety and security, environmental management, community

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relations and human resources. We have highly qualified Management personnel and staff and an active recruitment program to attract and retain the right talent. Training programs are in place for the workforce and development and training programs also target development of internal and local talent.
Competitive Conditions
The mining business is a competitive business. We compete with numerous other companies and individuals in the search for and the acquisition of quality properties, mineral claims, permits, concessions and other mineral interests, as well as recruiting and retaining qualified employees. Our ability to acquire and develop properties in the future will depend not only on our ability to develop and operate our present properties, but also on our ability to select and acquire suitable producing properties or prospects with high potential for discovery and subsequent development.
Cycles
The mineral exploration, development and production business is subject to mineral and metal price cycles. The marketability of minerals and metals is also affected by worldwide economic cycles.
Employees
As at December 31, 2025, our workforce comprised over 5,400 people across Canada, Australia, the U.S., New Zealand, the Philippines and Singapore. This included approximately 3,200 employees and 2,200 contractors.
Production at our mining operations is dependent upon the efforts of our employees and our relations with our unionized and non-unionized employees. Certain members of our New Zealand and Philippines based operations staff are represented by various labour unions and subject to collective agreements. We consider our labour relations to be positive and our employee engagement score is above industry benchmark, further indicating a positive culture.
Foreign Operations
We conduct mining, development and exploration activities in multiple jurisdictions outside of Canada, including each of the United States, New Zealand and the Philippines. As a result, a significant portion of our assets and operations are located in foreign countries, and are therefore subject to various levels of socio-political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to, government regulations (or changes to such regulations) with respect to restrictions on production, export controls, income taxes, royalties, excise and other taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, local ownership requirements and land claims of local people, community relations, Indigenous Peoples and cultural heritage, regional and national instability and security, mine safety, corruption and sanctions. The effect of these factors cannot be accurately predicted.
Please see “Risk Factors” for additional information.
Changes to Contracts
Our business is not expected to experience material adverse impacts in relation to any renegotiation or termination of contracts or subcontracts during the current financial year. Where required, we undertake

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major contract renegotiations in a planned and timely manner in accordance with our internal policies and procedures.
Sustainability
Our sustainability strategy (our “Sustainability Strategy”) enables us to take a planned and managed approach to sustainability, focusing on embedding strong sustainability governance, systems and processes across our global operations, to effectively manage our material sustainability risks, impacts and opportunities.
This includes creating a safe workplace, managing impacts to the environment and creating opportunities and benefits for our shareholders and the local communities where we operate.
Sustainability Committee
Our Board of Directors, Executive Leadership Team, and Senior Leadership Team frequently assess and address key sustainability issues, risks and opportunities relevant to our business. The Sustainability Committee, operating under our Board of Directors, plays a key role in overseeing, monitoring and reviewing our Sustainability Strategy, policies, governance, performance, risk management and reporting. The Sustainability Committee also provides oversight of applicable legal and regulatory requirements related to safety, occupational health, environment, climate change, social performance, human rights and sustainable development.
Responsible Mining Governance
Our approach to responsible mining is guided by a comprehensive framework (the “Responsible Mining Framework”) that guides our business decisions, activities and commitments. Anchored by our Vision, Values, and Code of Conduct, it is centred on an Integrated Management System (“IMS”), which includes Board-endorsed policies covering key sustainability areas, performance standards and guidelines (the “Responsible Mining Policies”).
Our Responsible Mining Framework is informed by the ISO 14001:2015 Environmental Management System Standard, and ISO 45001:2018 Occupational Health and Safety Management System Standard (“ISO 45001:2018”) and is independently reviewed annually for alignment with these standards. Our Responsible Mining Framework and IMS support our commitment to the World Gold Council’s Responsible Gold Mining Principles (the “RGMPs”). As a member of the World Gold Council, we are committed to ensuring our mining operations continue to conform with the RGMPs.
Since committing to the RGMPs in 2019, we have taken key steps to conform with the RGMPs by: updating our policies, systems and controls; sharing relevant information with stakeholders; and securing independent assurance. Our conformance with the RGMPs is reviewed annually and independently assured.
Responsible Mining Policies
Our Responsible Mining Policies describe our dedication to maintaining high standards in performance, governance and ethics. These policies cover topics such as health and safety, environmental management, climate change, social responsibility, human rights, fair employment practices and workplace respect. Copies of our Responsible Mining Policies are available on our website at www.oceanagold.com.

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Our Health and Safety Policy sets out our commitment to safeguard and continuously improve the well-being of our people through a robust management system. Such policy is underpinned by operational standards and manuals that guide the implementation of safety and well-being initiatives across our business.
Our Environment Policy establishes the commitments and principles that underpin how we responsibly manage actual or potential environmental impacts across all our activities, including exploration, all stages of the project development cycle, mining operations and closure. It provides a clear framework to support and ensure compliance with all applicable laws where we operate. We also set standards for managing key areas such as water, mine closure, biodiversity, cyanide use and tailings management.
Our Climate Change Policy provides a clear framework for how we manage climate-related risks, impacts and opportunities across our business. It sets out our approach to reducing operational (Scope 1 and 2) greenhouse gas emissions, improving energy efficiency and strengthening resilience in the transition to a low carbon economy. The policy guides transparent reporting in line with applicable laws and recognized international standards and is supported by internal standards and guidance.
Under the commitments set forth in our External Affairs and Social Performance Policy and Human Rights Policy, we are committed to respecting human rights across all our operations and supply chain and strive to establish and maintain positive relationships with external stakeholders and strong social performance through our supporting standards to help make sure our policies are consistently applied throughout OceanaGold.
Health and Safety
The health, safety and well-being of our employees and contractors are central to our Values and the success of our business. We are committed to providing a safe, secure and healthy working environment and to prevent work-related fatalities, injuries, occupational health diseases, and psychological harm. This extends across all our business activities, including exploration, project development, mining operations and closure.
We are committed to implementing fit for purpose practices, health and safety management systems, and standards aligned with ISO 45001:2018 and other internationally accepted standards and regulations. This commitment involves consultation and active participation of the workforce to identify, minimize and eliminate risk and manage the safety, health and well-being of our workforce.
We engage in regular consultation and communication with our workforce to ensure robust processes, resources and information are in place to foster a strong culture of safety and transparency regarding our performance. Our objective is to maintain a workplace free from fatalities and life-altering injuries, where the well-being of all personnel is proactively supported and prioritized. To monitor performance across all locations, we aspire to consistently report on, investigate and learn from our health and safety incidents, with a commitment to continuous improvement in every aspect of our operations.
OceanaGold’s OurSafe Behaviours (“OSB”) program encourages everyone to take ownership of safety in their work areas by speaking up, reporting workplace hazards and intervening when they see unsafe behaviour. OSB is grounded in site-specific, or team-specific, behaviours and actions defined and articulated by the workforce for the workforce.

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Environmental Protection and Climate Change
Our operations are subject to comprehensive laws and regulations designed to protect the environment, natural resources and human health. These regulations encompass a range of issues, including air emissions, water discharges, waste and hazardous substance management, reporting of greenhouse gas emissions, management of tailings facilities, protection of cultural heritage and land reclamation and closure associated with mining activities. We are obligated to obtain all necessary regulatory approvals, permits and certifications for our sites and activities, and to meet bonding requirements within applicable domestic frameworks. Non-compliance with these environmental regulations may result in civil or, in certain instances, criminal sanctions, which could include suspension or revocation of permits or certifications. Failure to adhere to environmental requirements could lead to project development delays, substantial financial impacts, other significant operational consequences, fines, penalties or litigation initiated by governmental bodies or private parties or considerable capital expenditures.
Additionally, environmental laws and regulations in the countries in which we operate require that we undertake impact studies, routine environmental monitoring and, in some cases, require periodic independent environmental audits to be performed. These studies, monitoring and independent audits could reveal presently unknown environmental impacts that would require us to make significant capital outlays or cause material changes or delays in our intended operations and activities. Please see “Risk Factors” for additional information.
We responsibly manage climate change-related risks and opportunities by undertaking climate risk and opportunity assessments across our operations and integrating climate-related and emissions reduction considerations into business planning, through appropriate governance mechanisms and performance metrics. A Board-approved Climate Transition Plan has been developed, outlining actions to manage climate-related risks and emissions reductions over time and was released in December 2025. A copy of our Climate Transition Plan is available on our website at www.oceanagold.com.
Stakeholder Engagement
We are committed to fostering genuine and respectful engagement with communities that host our operations, suppliers, and local and national governments. Our goal is to create positive outcomes for both our business and host communities by creating socio-economic opportunities across our operating footprint. Aligned with our Values and policies, we make it a priority to listen to the diverse perspectives within the communities in which we operate and to understand their views on the potential impacts and risks of our activities.
This engagement process is essential in managing any concerns and integrating community feedback into our operational and business planning. Through actively engaging with our stakeholders, we build and maintain strong long-term relationships.
Our External Affairs and Social Performance standards help identify and analyze how we: impact the communities where we operate; align our operational performance with local aspirations; create opportunities and value for stakeholders; and respect cultural heritage.
Each of our operations is required to implement a stakeholder engagement plan that identifies our key stakeholders, facilitates ongoing dialogue and delivers transparent, timely and fact-based communication in

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an accessible and clear manner. We also maintain a community complaints and grievance systems for the effective management and resolution of community grievances.
Sustainability Report
We provide annual reports on our performance across sustainability topics that are material to both our stakeholders and our business. Each year, we publish a comprehensive suite of sustainability reports and disclosures. Our group-level annual Sustainability Report serves as our primary disclosure of our sustainability performance for the reporting period and encompasses all operating assets, including exploration and project development activities.
Our annual Sustainability Report is prepared with reference to several global and industry sustainability reporting frameworks and standards, including IFRS S1 General Requirements (2023) and S2 Climate-related Financial Disclosure (2023), the Sustainability Accounting Standards Board (“SASB”) Metals & Mining Standard (2024), Global Reporting Initiative (“GRI”) Universal and General Topic Standards (2021) and GRI G4 Mining and Metals Sector Disclosure Standard (2024). Our most recent Sustainability Report and other annual sustainability disclosures are available on our website at www.oceanagold.com.
We continuously monitor the external environment for emerging, new or changing developments regarding voluntary and mandatory sustainability-related reporting or disclosure requirements. We also plan for and adjust our reporting approach as necessary and appropriate.
Diversity and Inclusion
Each of our Respect at Work Policy and Fair Employment Policy set clear expectations for a workplace free from bullying, intimidation or harassment – where people feel respected, included, supported and able to speak up without fear of retaliation. Our approach to diversity and inclusion is to place emphasis on promoting fairness and opportunity at all levels across our hiring, performance, development and training processes. We have implemented a Code of Conduct, whistleblower hotline and necessary training and communication designed to identify and eliminate inequity and unfair treatment in the workplace. A copy of our Code of Conduct is available on our website at www.oceanagold.com.
To support our diversity objectives at our Board of Directors level, our Governance and Nominations Committee will, when identifying and considering the selection of candidates for election to the Board, give consideration to the level of representation of women on our Board and diversity criteria other than gender, including age, ethnicity, geographical location and background of the candidate. As of the date of this Annual Information Form, we have three female directors: Ms. Linda Broughton; Ms. Sandra Dodds; and Ms. Stefanie Loader (three out of eight members, or 37.5%, female representation).
As of the date of this Annual Information Form, we also have two female members on our Executive Leadership Team: Ms. Michelle Edelson, Executive Vice President, Chief People and Technology Officer; and Ms. Liang Tang, Executive Vice President, General Counsel and Company Secretary (two out of seven members, or 28.6%, female representation).

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Summary of Mineral Reserves and Mineral Resources Estimates
The following tables summarize our Mineral Reserves and Mineral Resources estimates as at December 31, 2025.
Mineral Reserves
The Proven and Probable Mineral Reserves estimates as at December 31, 2025 are presented below.

	Proven			Probable			Proven & Probable
Gold	Tonnes (Mt)	Au (g/t)	Contained Ozs (Moz)	Tonnes (Mt)	Au (g/t)	Contained Ozs (Moz)	Tonnes (Mt)	Au (g/t)	Contained Ozs (Moz)
Haile
Horseshoe Underground	1.52	4.39	0.21	2.63	4.24	0.36	4.14	4.29	0.57
Palomino Underground	-	-	-	3.62	2.96	0.34	3.62	2.96	0.34
Ledbetter Underground	-	-	-	4.00	3.39	0.44	4.00	3.39	0.44
Open Pits	2.47	1.23	0.10	16.1	1.62	0.84	18.6	1.57	0.94
Haile Total	3.99	2.43	0.31	26.3	2.33	1.98	30.3	2.35	2.29
Didipio
Didipio Underground	13.5	1.39	0.60	14.7	0.85	0.40	28.3	1.11	1.01
Didipio Open Pit Stockpile	13.2	0.30	0.13	-	-	-	13.2	0.30	0.13
Didipio Total	26.7	0.85	0.73	14.7	0.85	0.40	41.5	0.85	1.13
Macraes
Macraes Underground	0.04	2.01	0.00	2.57	1.90	0.16	2.62	1.90	0.16
Macraes Open Pit	11.5	0.55	0.20	19.7	0.64	0.40	31.2	0.61	0.61
Macraes Total	11.5	0.56	0.21	22.3	0.78	0.56	33.8	0.71	0.77
Waihi
Martha Underground	-	-	-	3.43	3.85	0.42	3.43	3.85	0.42
Wharekirauponga	-	-	-	4.10	9.20	1.21	4.10	9.20	1.21
Waihi Total	-	-	-	7.53	6.76	1.64	7.53	6.76	1.64
Total Gold	42.3	0.92	1.25	70.9	2.01	4.58	113	1.60	5.83

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	Proven			Probable			Proven & Probable
Silver	Tonnes (Mt)	Ag (g/t)	Contained Ozs (Moz)	Tonnes (Mt)	Ag (g/t)	Contained Ozs (Moz)	Tonnes (Mt)	Ag (g/t)	Contained Ozs (Moz)
Haile
Horseshoe Underground	1.52	1.5	0.1	2.63	1.8	0.2	4.14	1.7	0.2
Palomino Underground	-	-	-	3.62	2.7	0.3	3.62	2.7	0.3
Ledbetter Underground	-	-	-	4.00	11	1.3	4.00	11	1.3
Open Pits	2.47	2.1	0.2	16.1	2.3	1.2	18.6	2.2	1.3
Haile Total	3.99	1.9	0.2	26.3	3.5	3.0	30.3	3.3	3.2
Didipio
Didipio Underground	13.5	1.7	0.7	14.7	1.3	0.6	28.3	1.5	1.4
Didipio Open Pit Stockpile	13.2	1.9	0.8	-	-	-	13.2	1.9	0.8
Didipio Total	26.7	1.8	1.6	14.7	1.3	0.6	41.5	1.7	2.2
Waihi
Martha Underground	-	-	-	3.43	17	1.9	3.43	17	1.9
Wharekirauponga	-	-	-	4.10	16	2.1	4.10	16	2.1
Waihi Total	-	-	-	7.53	17	4.0	7.53	17	4.0
Total Silver	30.7	1.8	1.8	48.6	4.9	7.6	79.3	3.7	9.5

	Proven			Probable			Proven & Probable
Copper	Tonnes (Mt)	Cu (%)	Contained Tonnes (Mt)	Tonnes (Mt)	Cu (%)	Contained Tonnes (Mt)	Tonnes (Mt)	Cu (%)	Contained Tonnes (Mt)
Didipio
Didipio Underground	13.5	0.38	0.05	14.7	0.31	0.05	28.3	0.35	0.10
Didipio Open Pit Stockpile	13.2	0.28	0.04	-	-	-	13.2	0.28	0.04
Didipio Total	26.7	0.33	0.09	14.7	0.31	0.05	41.5	0.32	0.13
Total Copper	26.7	0.33	0.09	14.7	0.31	0.05	41.5	0.32	0.13
Notes:
•Mineral Reserves are defined by mine designs based upon the following assumptions: metal prices of US$2,200/oz gold, US$4.00/lb copper and US$25/oz silver; and NZD/USD exchange rate of 0.60.
•Reported estimates of contained metal are not depleted for processing losses.
•For underground Mineral Reserves, cut-offs applied to diluted grades.
•Mineral Reserves are reported on a 100% basis. We hold an 80% attributable interest in the Didipio Mine.
•Haile:
◦Open Pit: The primary cut-off grade is 0.5 g/t Au, while oxide material is assigned a cut-off grade of 0.6 g/t Au.
◦Underground: The cut-off grade is 1.86 g/t Au.
•Didipio:
◦Gold equivalence (“AuEq”) is based upon the presented gold and copper prices as well as processing recoveries. AuEq = Au g/t + 1.27 x Cu%.
◦The 13.2 Mt surface stockpile inventory includes 5.3 Mt of low-grade stocks mined at an approximate cut-off grade of 0.27 g/t AuEq.
◦Underground: A cut-off grade of 1.16 g/t AuEq is used. Incremental stopes proximal to development already planned to access main stoping areas are reported to a lower cut-off grade of 0.76 g/t AuEq.
•Macraes:
◦Open Pit: Primary cut-off grade is 0.25 g/t while Golden Bar is 0.30 g/t.
◦Underground: Golden Point cut-off grade is 1.08 g/t Au. Stopes for which access already exists are reported to a lower cut-off grade of 0.94 g/t.
•Waihi:
◦Martha Underground cut-off grade for previously unmined stoping areas is 2.60 g/t Au, increasing to 3.2 g/t Au for stoping areas in close proximity to remnant workings.
◦WUG cut-off grade for stopes is 2.40 g/t Au.

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Mineral Resources
The Measured, Indicated and Inferred Mineral Resource estimates (inclusive of Mineral Reserves) as at December 31, 2025 are presented in the table below.

Gold	Measured			Indicated			Measured & Indicated			Inferred
	Tonnes (Mt)	Au (g/t)	Contained Ozs (Moz)	Tonnes (Mt)	Au (g/t)	Contained Ozs (Moz)	Tonnes (Mt)	Au (g/t)	Contained Ozs (Moz)	Tonnes (Mt)	Au (g/t)	Contained Ozs (Moz)
Haile
Horseshoe Underground	1.98	5.11	0.33	2.76	5.11	0.45	4.74	5.11	0.78	0.5	2.7	0.0
Palomino Underground	.	.	.	4.19	3.38	0.45	4.19	3.38	0.45	0.8	2.5	0.1
Ledbetter Underground	.	.	.	4.07	4.12	0.54	4.07	4.12	0.54	1.2	2.9	0.1
Open Pits	2.58	1.21	0.10	16.1	1.64	0.85	18.7	1.58	0.95	0.6	0.9	0.0
Haile Total	4.56	2.91	0.43	27.1	2.63	2.30	31.7	2.67	2.72	3.1	2.4	0.2
Didipio
Didipio Underground	14.3	1.53	0.71	17.7	0.89	0.51	32.0	1.18	1.21	9.2	0.9	0.3
Open Pit Stockpiles	13.2	0.29	0.12	.	.	.	13.2	0.29	0.12
Didipio Total	27.5	0.94	0.83	17.7	0.89	0.51	45.2	0.92	1.34	9.2	0.9	0.3
Macraes
Macraes Underground	0.08	3.02	0.01	6.37	2.28	0.47	6.45	2.29	0.47	2.4	1.8	0.1
Open Pits	12.6	0.62	0.25	35.7	0.67	0.76	48.3	0.65	1.01	25	0.7	0.5
Macraes Total	12.7	0.63	0.26	42.1	0.91	1.23	54.8	0.85	1.49	27	0.8	0.7
Waihi
Martha Underground				6.33	5.24	1.07	6.33	5.24	1.07	2.2	4.6	0.3
Wharekirauponga				2.63	17.3	1.46	2.63	17.3	1.46	2.9	8.5	0.8
Open Pits				9.72	1.78	0.56	9.72	1.78	0.56	3.2	1.8	0.2
Waihi Total				18.7	5.13	3.08	18.7	5.13	3.08	8.3	4.9	1.3
Total Gold	44.8	1.05	1.51	106	2.10	7.11	150	1.78	8.63	48	1.6	2.5

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Silver	Measured			Indicated			Measured & Indicated			Inferred
	Tonnes (Mt)	Ag (g/t)	Contained Ozs (Moz)	Tonnes (Mt)	Ag (g/t)	Contained Ozs (Moz)	Tonnes (Mt)	Ag (g/t)	Contained Ozs (Moz)	Tonnes (Mt)	Ag (g/t)	Contained Ozs (Moz)
Haile
Horseshoe Underground	1.98	1.9	0.1	2.76	2.1	0.2	4.74	2.0	0.3	0.5	1.0	0.0
Palomino Underground	.	.	.	4.19	2.8	0.4	4.19	2.8	0.4	0.8	2.1	0.1
Ledbetter Underground	.	.	.	4.07	12.0	1.6	4.07	12	1.6	1.2	7.5	0.3
Open Pits	2.58	2.2	0.2	16.1	2.5	1.3	18.7	2.5	1.5	0.6	2.4	0.0
Haile Total	4.56	2.0	0.3	27.1	4.0	3.5	31.7	3.7	3.8	3.1	4.0	0.4
Didipio
Didipio Underground	14.3	1.8	0.8	17.7	1.4	0.8	32	1.6	1.6	9.2	1.2	0.4
Open Pit Stockpiles	13.2	1.9	0.8	.	.	.	13.2	1.9	0.8
Didipio Total	27.5	1.8	1.6	17.7	1.4	0.8	45.2	1.7	2.4	9.2	1.2	0.4
Waihi
Martha Underground				6.33	20	4.1	6.33	20	4.1	2.2	24	1.7
Wharekirauponga				2.63	27	2.3	2.63	27	2.3	2.9	13	1.2
Open Pits				9.72	10	3.2	9.7	10	3.2	3.2	9.6	1.0
Waihi Total				18.7	16	9.6	18.7	16	9.6	8.3	15	3.9
Total Silver	32.1	1.9	1.9	63.5	6.8	14	95.6	5.1	16	21	7.1	4.7

Copper	Measured			Indicated			Measured & Indicated			Inferred
	Tonnes (Mt)	Cu (%)	Contained Tonnes (Mt)	Tonnes (Mt)	Cu (%)	Contained Tonnes (Mt)	Tonnes (Mt)	Cu (%)	Contained Tonnes (Mt)	Tonnes (Mt)	Cu (%)	Contained Tonnes (Mt)
Didipio
Didipio Underground	14.3	0.43	0.06	17.7	0.33	0.06	32.0	0.37	0.12	9.2	0.3	0.02
Open Pit Stockpiles	13.2	0.28	0.04	.	.	.	13.2	0.28	0.04
Didipio Total	27.5	0.36	0.10	17.7	0.33	0.06	45.2	0.35	0.16	9.2	0.3	0.02
Total Copper	27.5	0.36	0.10	17.7	0.33	0.06	45.2	0.35	0.16	9.2	0.3	0.02
Notes:
•Mineral Resources are reported inclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
•All Mineral Resources are based on the following assumptions: metal prices of US$2,450/oz gold, US$4.50/lb copper and US$28.50/oz silver; and NZD/USD exchange rate of 0.60.
•Macraes Open Pit Mineral Resources are constrained by optimized shells based upon the economic assumptions above. Waihi Open Pit Mineral Resources are reported within a pit design limited by infrastructural considerations. Haile Open Pit Mineral Resources are reported within the Mineral Reserve design pit.
•Underground Mineral Resources are reported within volumes guided by conceptual stope designs which are based upon the economic assumptions above and exclude dilution.
•Mineral Reserves are reported on a 100% basis. We hold an 80% attributable interest in the Didipio Mine.
•Haile - Open Pit primary cut-off grade is 0.50 g/t Au, while oxide cut-off grade is 0.60 g/t Au. Horseshoe, Ledbetter and Palomino Underground Mineral Resources at 1.70 g/t Au cut-off.
•Didipio
◦13.2 Mt surface stockpile inventory based on mining cut-off grades at the time ranging from 0.27 g/t to 0.40 AuEq.
◦Underground Mineral Resources reported at a cut-off grade of 0.67 g/t AuEq between the 2,460mRL and 1,800mRL, with AuEq cut-off grade based on presented gold and copper prices. AuEq = Au g/t + 1.27 x Cu %.
•Macraes
◦Open Pits cut-off grades between 0.25 g/t Au and 0.40 g/t Au.
◦Golden Point Underground cut-off grade is 0.97 g/t Au.
•Waihi
•Martha Underground cut-off grade is 2.15 g/t Au and Wharekirauponga cut-off grade is 1.70 g/t Au.
•Martha Open Pit cut-off grade is 0.5 g/t Au and Gladstone Open Pit cut-off grade is 0.56 g/t Au.

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Notes to Mineral Reserves and Mineral Resources Estimates
All Mineral Reserves and Mineral Resources were estimated as of December 31, 2025 and have been prepared in accordance with NI 43-101.
Mineral Reserves and Mineral Resources estimates are reported on a 100% basis. We hold an 80% attributable interest in the Didipio Mine. All tonnage, grade and contained metal content estimates have been rounded; rounding may result in apparent summation differences between tonnes, grade and contained metal content.
Mineral Resources are reported inclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration; however, there is no guarantee that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.
The Mineral Resources estimate for Haile open pit has been verified and approved by, or is based on information prepared by, or under the supervision of, J. Moore, our Head of Resource Development. The Mineral Reserves estimate for Haile open pits has been verified and approved by, or is based on information prepared by, or under the supervision of, G. Hollett, our Head of Mine Engineering. The Mineral Resources estimate for Haile underground has been verified and approved by, or is based on information prepared by, or under the supervision of, D. Corley, our Principal Resource Geologist, and the Mineral Reserves estimate for Haile underground has been verified and approved by or is based upon information prepared by, or under the supervision of, B. Drury, our Superintendent – Engineering Services (underground), Haile.
The Mineral Resources estimate for Didipio has been verified and approved by, or is based on information prepared by, or under the supervision of J. Moore, while the Mineral Reserves estimate for Didipio underground has been verified and approved by, or is based upon information prepared by, or under the supervision of, P. Jones, our Head of Underground Mining.
The Mineral Resources estimate for Macraes open pit and underground operations has been verified and approved by, or is based on information prepared by, or under the supervision of, M. Grant, our Senior Geologist – Resource Development, Macraes. The Mineral Reserves estimate for Macraes open pits has been verified and approved by, or is based on information prepared by, or under the supervision of, K. Madambi, our Manager – Technical Services & Projects, Macraes. The Mineral Reserves estimate for Macraes underground has been verified and approved by, or is based upon information prepared by, or under the supervision of, E. Leslie, our Group Mining Engineer.
The Mineral Resources estimate for Waihi’s WUG, Martha Underground, Gladstone Open Pit and Martha Open Pit has been verified and approved by, or is based on information prepared by, or under the supervision of, L. Crawford-Flett, our Manager – Exploration and Geology, Waihi. The Mineral Reserves estimate for Martha Underground has been verified and approved by, or is based on information prepared by, or under the supervision of, D. Townsend, our Manager – Mining (Underground), Waihi. The Mineral Reserves estimate for WUG has been verified and approved by, or is based upon information prepared by, or under the supervision of, E. Leslie, our Group Mining Engineer.
All such persons noted above are “qualified persons” for the purposes of NI 43-101. Messrs. Crawford-Flett, Jones, Leslie, Madambi, Moore and Townsend are Members and Chartered Professionals with the

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Australasian Institute of Mining and Metallurgy. Messrs. D. Corley and M. Grant are members of the Australian Institute of Geoscientists. Mr. Hollett is a Professional Engineer registered with the Engineers and Geoscientists of British Columbia. Ms. Drury is a Registered Member with the Society of Mining, Metallurgy & Exploration.
For further scientific and technical information supporting the disclosure in this Annual Information Form (including disclosure regarding Mineral Resources and Mineral Reserves, data verification, key assumptions, parameters, methods used to estimate the Mineral Resources and Mineral Reserves, and risks and other factors), please refer to the following NI 43-101 technical reports available under our profile on SEDAR+ at www.sedarplus.ca and on our website at www.oceanagold.com: the Haile Technical Report; the Macraes Technical Report; the Waihi Technical Report; and the Didipio Technical Report.

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Haile Operation
Certain portions of the following information are derived from and based on the Haile Technical Report, and are based on the assumptions, qualifications and procedures set out therein. For a more detailed overview of the Haile Gold Mine, please refer to the Haile Technical Report, which is available under our profile on SEDAR+ at www.sedarplus.ca and on our website at www.oceanagold.com.
Property Description, Location, Access and Ownership
The Haile Gold Mine is located approximately five kilometres northeast of the town of Kershaw in southern Lancaster County, South Carolina. It is approximately 30 kilometres southeast of the city of Lancaster, the county seat, and approximately 80 kilometres northeast of Columbia, the state capital of South Carolina. As of December 31, 2025, we own a total of 10,978 acres in South Carolina with no royalties. Of this total, 5,469 acres are within the mine permit boundary.
The Haile property is accessible by U.S. Highway 601, with the main access via Snowy Owl Road.
The Haile Gold Mine is 100% owned and operated through our wholly owned subsidiary, Haile Gold Mine Inc.
Please see “Mineral Permits and Regulatory Matters” below for information relating to the nature and extent of our title to the Haile Gold Mine and permitting matters. Please also see “Environmental and Social Matters” below.
History
Haile is situated in the Carolina Terrane, which was the location of the first gold rush in the U.S. in the early 1800s. Gold was first discovered in 1827 near Haile in the gravels of Ledbetter Creek (now the Haile Gold Mine Creek), which led to placer mining and prospecting until 1829.
In 1882, a sixty-five-stamp mill was constructed and operated continuously until 1908. From mid-1937 to 1942, larger scale mining was undertaken on site by the Haile Gold Mines Company and was shut down in 1942 under the Production Limitation Act of Congress to preserve machinery and manpower for the war effort. By this time, the Haile Gold Mine had produced over $6.4 million worth of gold (in 1940 dollars).
The 1980s heralded the first successful modern exploration at Haile. Between 1981 and 1985, Piedmont Land and Exploration Company (later Piedmont Mining Company) (“Piedmont”) explored the historic Haile Gold Mine and surrounding properties. Piedmont mined the Haile deposits from 1985 to 1992, producing 85,000 ounces of gold from open pit heap leach operations that processed oxide and transitional ores.
In May 1992, Amax Gold Inc. (“Amax”) and Piedmont entered into a joint venture agreement and established the Haile Mining Company (“HMC”). At the end of the Amax/HMC program in 1994, a gold reserve estimate was prepared, but due to unfavourable economic conditions at the time, Amax did not proceed with mining.
Kinross Gold Corporation (“Kinross”) acquired Amax in 1998, assumed Amax’s portion of the HMC joint venture and later purchased Piedmont’s interest. Kinross decided not to reopen the mine.
Romarco Minerals Inc. (“Romarco”) acquired the Haile property from Kinross in October 2007. From 2008 to 2015, Romarco undertook significant drilling programs, completed a feasibility study and fully permitted and

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began construction of the Haile Gold Mine. We acquired Romarco in October 2015 and became owner and operator of Haile. Project construction during 2015 and 2016 included a new Carbon-In-Leach (“CIL”)-flotation process plant, power upgrades, a lined Potentially Acid Generating (“PAG”) overburden storage area (OSA), and a TSF. The first gold pour at the new process plant was in January 2017.
Geological Setting, Mineralization and Deposit Types
Geology
Haile is the largest operating gold deposit in the eastern U.S. It is situated within the northeast-trending Carolina Terrane, also known as the Carolina Slate Belt, which hosts the past-producing Ridgeway, Brewer, and Barite Hill gold mines in South Carolina. The Haile district consists of nine gold deposits within a three-and-a-half kilometre by one kilometre area. The deposits occur within a variably deformed east-northeast (“ENE”)-trending structural zone at or near the contact between metamorphosed Neoproterozoic volcanic and sedimentary rocks. The deposits are hosted in metamorphosed laminated siltstones and volcanic rocks of the Upper Persimmon Fork Formation and are dissected by barren NNW striking diabase dikes. Deformation includes brittle and ductile styles with ENE trending foliation, faults, brecciation, and isoclinal folds. Sedimentary rocks are folded within an ENE trending anticlinorium with a steep SE limb and a gentle NW limb. Foliation dips to NW.
Mineralization and Deposit Types
The age of gold mineralization is assumed at ~ (approximately) 549 Ma (mega-annum), based on closely associated molybdenite dated using Re-Os, which postdates peak volcanism. Pressure shadows around pyrite grains, stretched pyrite and pyrrhotite grains, and flattened hydrothermal breccia (brecciated rocks) clasts indicate that some deformation has occurred subsequent to sulphide mineralization whereas the bulk geometry and orientation of the deposits is difficult to reconcile with pre-folding emplacement. The Re-Os date coincides with a major tectonostratigraphic change from intermediate volcanism and tuffaceous to epiclastic sedimentation to basinal turbiditic sedimentation. Quartz-sericite-pyrite (“QSP”) alteration is overprinted by regional greenschist facies metamorphism with carbonate-chlorite-pyrite alteration.
Haile gold mineralization occurs as an en-echelon five kilometre long by 1.5-kilometre-wide cluster of northeast-striking moderately- to steeply-dipping ore lenses. Ore body geometry, depth, size, grade, mineralogy and alteration varies between deposits and is strongly controlled by post-mineral shearing and rotation. Some of the deposits coalesce, especially in the central part of the district around the large Ledbetter deposit. Ore lenses are typically 50 metres to 300 metres long, 20 metres to 100 metres wide, and 5 metres to 30 metres thick. Gold mineralization is mostly hosted by laminated siltstone and intermediate volcanics of the upper Persimmon Fork Formation and is overlain by volcanic rocks. Mineralization is typically within 100 metres of the main sediment-volcanic contact. Locally, Intrusive Breccias have been mapped that appear to have elevated tellurides. The origin of these is not yet fully understood. Haile is currently interpreted as a structurally-modified low-sulfidation, disseminated gold deposit.
Mineral Permits and Regulatory Matters
The Haile Gold Mine is subject to the Haile Mine Operating Permit, SC DES 401 Water Quality Certification, National Pollutant Discharge Elimination System (NPDES) permit, Title V Air Quality permit, and the permit under Section 404 of the Clean Water Act (the “404 Permit”). The current permits for the Haile Gold Mine expire in December 2039.

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We own or control all land associated with the Haile Gold Mine and within the mining permit boundary. Our interest in the properties includes surface, water and mineral rights with no associated royalties and is free of all claims and access restrictions.
Haile is relatively unique in that mining occurs wholly on private land owned by Haile Gold Mine and does not impact federal/public (United States Department of the Interior Bureau of Land Management (BLM) or United States Forest Service (USFS)) lands that would be subject to modifications from these surface management agencies.
In May 2018, we applied to the United States Army Corps of Engineers (“US ACOE”) to initiate the National Environmental Policy Act (“NEPA”) process and launch a Supplemental Environment Impact Statement (“SEIS”). US ACOE has jurisdictional responsibility for all waters of the U.S. and works cooperatively with the U.S. Environmental Protection Agency (“US EPA”) and South Carolina Department of Environmental Services (formerly the South Carolina Department of Health and Environmental Control) (“SC DES”) for modifications that have impacts to wetlands, groundwater and surface water conditions and air emissions. Haile submitted a Project Description, Alternatives Analysis and additional technical reports in support of this application. These technical reports covered a wide range of matters, including impact assessments to the wetlands, air, land, vegetation, groundwater, surface water, flora and fauna, cultural heritage sites, socioeconomic conditions, and reclamation plans.
To adjust current and supplemental mine plans, a modified application of the 404 Permit under the Clean Water Act of 1972 was submitted in the fourth quarter of 2020. The final SEIS was published in August 2022. The Supplemental Environmental Impact Statement Record of Decision (“SEIS ROD”) and modified 404 Permit were received in December 2022. Various permitting approvals/certifications were also required from SC DES, including modification of the Haile Mine Operating Permit, which was received in December 2022, and 401 Water Quality Certification which was received in November 2022. Other federal and state agencies included in the review process during the SEIS included US EPA, United States Fish and Wildlife Service, South Carolina Department of Natural Resources, South Carolina State Historic Preservation Office, South Carolina Department of Transportation and Catawba Indian Nation. The NEPA process also allows non-government or civil society groups (“NGOs”) and other interested parties an opportunity for review and comment on the anticipated impacts.
Since December 2022, SC DES has approved two additional modifications to the Haile Mine Operating Permit. An expansion of the Horseshoe Underground operation was approved on February 21, 2024, and the Palomino Underground operation was approved on March 15, 2024. The permit modification for the method of mining change for Ledbetter Phase 4 to an underground is classed as a minor modification and is expected to be completed in 2027 before mining takes place in 2028.
Environmental and Social Matters
The Haile Mine Operating Permit, which became final and effective during the first quarter of 2015, included a schedule for estimated financial assurance of $65.0 million over the mine life consisting of $55.0 million in surety bonds or other mechanisms and $10.0 million in an interest-bearing cash trust. The Haile Mine Operating Permit was modified and updated in December 2022 with the approval of our SEIS application and reclamation plan. The updated permit changed the total estimated financial assurance to $132.7 million, adjusted annually for inflation, over the mine life, consisting of $112.7 million in surety bonds and a $20.0

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million interest-bearing cash trust. We have satisfied our current financial assurance payment requirements by using a surety bond of $112.7 million and have paid $11.4 million in trust funding by December 31, 2025.
The remaining estimated financial assurance of $8.6 million will be paid over the life of Haile with estimated assurance payments of $1.8 million to occur from 2026 to 2028, $1.2 million in 2029, and $1.0 million from 2030 to 2031. The timing and amounts of these payments could change due to a number of factors, including changes in regulatory requirements, changes in scope and timing of closure activities. The State of South Carolina in the U.S. requires financial assurance for the estimated costs of mine reclamation and closure, including groundwater quality protection programs. The surety bond and other financial assurance must therefore be maintained in force continuously throughout the life of the mining operation and may only be released, partially or in full, after the State of South Carolina approves its release.
We are actively engaged with various community and conservation initiatives, including cultural educational initiatives at the Catawba Nation and Native American Studies Center, and community conservation efforts relating to endangered species protection, land preservation and wildlife habitat enhancement in South Carolina. We have been recertified by the International Cyanide Management Institute (ICMI) in full compliance under the Cyanide Code, in alignment with the Global Industry Standard for Tailings Management (GISTM), and recognized by the South Carolina Wildlife Federation for our corporate responsibility and efforts to ensure the protection of wildlife and critical habitat through on-site accomplishments and initiatives with schools and neighbouring industries.
Exploration
Geologic mapping and surface sampling are key tools for exploration at Haile despite the fact that mapping is challenged by poor bedrock exposure due to extensive saprolitic weathering, Coastal Plains Sands (“CPS”) cover, and dense vegetation.
Historical mapping has been scanned and loaded into 3D software for structural interpretation, exploration planning and geologic modelling. The use of the structural dataset in conjunction with the drilling dataset has provided the foundation for a 3D digital geologic model. Over 5,000 surface samples have been compiled based on location, sample type (rock chip, saprolite, soil, stream sediment), rock type, alteration and assay to further the geological knowledge. However, quality analysis/quality control (“QA/QC”) data were generally lacking for these surface samples, and most were assayed only for gold.
Numerous geophysical surveys, including gravity, airborne and ground magnetics, electromagnetics and induced polarization (“IP”) have been used to further explore the Haile district. Overall, data is useful in mapping diabase dikes and other intrusive bodies, and in determining areas that warrant additional investigation.
Please see “Production, Development and Exploration” below for information relating to our planned exploration activities in 2026.
Drilling
Resource definition drilling at Haile by Romarco and subsequently by us has significantly increased the Mineral Resources since 2007. Mineral Reserve growth has resulted from continued drilling, project development and higher gold prices. Initial Mineral Reserves for Horseshoe and Palomino Undergrounds were declared in 2017 and 2023, respectively.

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The Haile database includes 3,754 holes in the Haile district that are securely stored in an acQuire database. Drill hole collar locations, downhole surveys, geological logs, geotechnical logs, density values and assays have been verified and used to build 3D geological models and are used for grade and tonnage interpolations. Geologic interpretation is based on structure, lithology and alteration as logged in the drill holes. Robust geological models and downhole geophysics enable better prediction of the nature and behaviour of the disseminated style of gold mineralization at Haile. Orientation of core is completed through downhole camera surveys and reconstruction of core at surface that allows detailed spatially correct readings of faults, joints, and other features. This allows a detailed structural interpretation of the distribution of gold mineralization. Resource drilling at Haile has predominantly been conducted by core and reverse circulation (“RC”) drilling, with drill hole spacing typically ranging from 25 metres to 40 metres. Hole depths have ranged from 50 metres to 700 metres. Sample interval lengths average 1.5 metres and can vary based on geological logging. QA/QC results were validated from assay labs and showed excellent precision and accuracy relative to Certified Reference Materials (“CRMs”).
Full year 2025 exploration expenditure from both surface and underground platforms totalled $10.9 million for 34,000 metres drilled. Drill results released in 2025 continued to show extension of continuity in underground targets at Haile. This will be further pursued in 2026.
Please see “Production, Development and Exploration” below for information relating to our planned drilling in 2026.
Sampling, Analysis and Data Verification
Drill core is cleaned, measured, and photographed at our on-site core shed. Geotechnical and geologic logging are completed on the whole core. All logging and sampling handling is conducted by our personnel. Data collecting during core logging includes structure, rock type, alteration, mineralogy, Rock Quality Designation (“RQD”), core recovery, hardness and joint condition. Standardized templates are used for logging consistency. Our geologists routinely review core together and compare notes to ensure accuracy and continuous improvement.
Density samples are collected every 10 metres and use the water immersion method to measure specific gravity. Competent core at Haile does not require plastic or wax coatings for density measurements. Sample collection, preparation and analysis are according to industry standards. Core is primarily prepared and assayed at the independent ALS Limited (“ALS”) laboratory in Tucson, Arizona and Reno, Nevada, U.S., both of which are ISO-9001 certified and 17025 accredited. At times, samples have been prepared and assayed by our Kershaw Mineral Lab (“KML”) facility in Kershaw, South Carolina and the independent AHK Geochem preparation facility in Spartanburg, South Carolina.
Certified Standards are routinely inserted at a rate of one in 20 samples (5%). Standards used are purchased from and certified by Rocklabs. Blanks are routinely inserted at a rate of one in 20 samples (5%). Such blanks include commercially available marble, sand and quartz pebble.
Core, pulp and RC samples are stored securely. Sample transport is by our personnel between secure facilities and by approved couriers to external labs. No significant risks have been identified for sample contamination or sample exchange.
All Haile drill hole data (assays, logs, surveys) are stored in a secure acQuire database which is managed by our senior database geologist. Assay data are imported by our exploration and geology personnel and

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checked by our senior database geologist. Strict data importing and verification protocols are followed to avoid, for example, overlapping or missing intervals, mismatched hole depths in different fields, duplicate hole IDs or sample numbers and invalid logging codes.
Mineral Processing and Metallurgical Testing
Samples of ore were collected for metallurgical testing, which indicated that the ore will respond to flotation and direct agitated cyanide leaching technology to extract gold.
Comminution test work on mineralized samples was performed by independent laboratories, Resource Development Inc., ALS and SGS. Tests included Bond work indices and semi-autogenous grinding (“SAG”) Mill Comminution and JK Drop Weight impact testing. The results of the test work were used to develop the expanded plant comminution circuit design.
Laboratory testing on ore composite samples demonstrated that the mineralization was readily amenable to flotation and cyanide leaching process treatment. A conventional flotation and cyanide leaching flow sheet was subsequently used as the basis of process design.
The relative low variability of test work indicates that the different mineralized zones are similar in terms of ore grindability, mineral composition, and flotation and cyanide leaching response. Overall gold recovery will be in the range of 65% to 92%, dependent primarily on head grade to the mill and less related to which zone the ore is mined from.
The data developed in the test programs have been used to establish a relationship between overall gold recovery and head grade. Operating experience and metallurgical development programs have indicated this relationship is valid over the life of Haile.
Testing of core samples from the Horseshoe, Ledbetter and Palomino deposits has been undertaken using the same laboratory flowsheet that correlates well with plant performance. Overall results suggest these deposits respond well to processing in the existing process plant without modification.
Testwork undertaken on the Ledbetter Underground Resource has indicated that the Intrusive Breccia domain has a significantly different deportment of gold with the majority present in a number of telluride minerals rather than native gold inclusions. The testwork program has indicated an increase in leach residence time from the current 36 hours to 96 hours can significantly offset the impact of the telluride leach kinetics and return acceptable leach recoveries compared to the performance of metasediment-hosted ore domains.
Please see “Processing and Recovery Operations” below for additional information.
Mining Operations
Open Pit Mining
The open pit at Haile is currently being mined using conventional truck and excavator methods. The material encountered at Haile is a combination of soft (CPS and saprolite) overburden and hard (metavolcanics and metasediments) rock units.

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CPS is loosely consolidated sand which can be mined without the need for drilling and blasting. Overburden and waste material are classified using blasthole sulphur and carbon assays that inform the routing and placement of materials. Mineralization is not present in CPS, and thus, ore control and waste classification between Non-Acid Generating (“NAG”) / PAG are not necessary. Saprolite is generally mined without blasting when possible and is sampled for waste classification to meet the requirements in our Overburden Management Plan.
Drilling and blasting are required in all other rock units. Drilling and blasting are performed on ten metre vertical benches. Multiple bit sizes (114 millimetres, 127 millimetres, 171 millimetres) are used depending on material type and application. Blast hole depth is 10 metres plus subdrill, and subdrill ranges from 0.8 metres to 1.3 metres.
The number of samples taken per blasthole is material-type dependent. Blastholes in waste are typically sampled once on a 10-metre interval for NAG/PAG definition. Blastholes in ore are typically sampled three times at 3.3 metre sample intervals.
Flitch height is variable; waste is typically mined on a ten-metre flitch and ore is typically mined on a 3.3 metre flitch. The majority of ore is mined with hydraulic backhoe excavators, while the majority of waste is mined with hydraulic shovels. Front-end loaders may be used in either application in a backup capacity. The haul truck fleet is a mix of 175 tonne and 140 tonne payload units.
Underground Mining
The current underground Mineral Reserves include three deposits that are extensions of the open pit: Horseshoe Underground; Ledbetter Underground; and Palomino Underground. These deposits are separated by approximately one kilometre of development and encompasses mineralization that extends down at depth and outside the pit extents. The Horseshoe Underground operation is accessed via a production decline and two ventilation drives (one intake and one exhaust) developed from the pit to connect with a series of underground ventilation raises. Emergency egress is provided by a series of underground ladderways connected to the intake drive. Based on the orientation, depth and geotechnical characteristics of the mineralization, a transverse sublevel open stoping method (longhole) with ramp access is used for all deposits. The stopes are 15 metres to 20 metres wide at Horseshoe Underground and are planned to be 15 metres wide at Ledbetter Underground and Palomino Underground. The stope strike length will vary based on mineralization grade and geotechnical considerations. A spacing of 25 metres between levels is used. Cemented rock fill (“CRF”), Unconsolidated Rock Fill (“URF”), or a combination of the two, is used to backfill the stopes. Primary stopes are mined first in the sequence which are backfilled with CRF and Secondary stopes which lie between the primary stopes are backfilled with mixture fill or URF depending upon the stope’s location. A feasibility level study is underway evaluating the use of paste fill for the Ledbetter Underground and Palomino Underground, with completion by end of year 2026.
Stope optimization is conducted using Deswik software and a mining schedule. Stoping horizons are accessed via the main production decline with level accesses. These support all necessary underground infrastructure, including ventilation (both exhaust and intake), along with escapeways, electrical and dewatering infrastructure. The level accesses connect to the footwall drives to the stope entries. Diamond drill holes are used for grade control to evaluate stopes prior to mining. Each stope has access at its top and bottom. Top entry points are designed to give access to stopes on the next level and to allow for backfilling. The stopes are drilled from the top and/or bottom and rings are blasted from the end of a stope toward the

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footwall access. The blasted material is remotely mucked from the bottom stope access into nearby stockpiles. The ore is then loaded from the stockpiles into trucks for haulage to the surface. A primary/secondary stoping sequence is used for scheduling to account for geotechnical constraints and safe extraction.
Processing and Recovery Operations
A conventional flotation and cyanide leaching flow sheet is used at Haile, comprising: Primary Jaw Crushing; conventional SAG–Ball Mill-Pebble Crusher (“SABC”) grinding circuit incorporating flash flotation on the cyclone underflow; rougher flotation; two stage concentrate regrind with a tower mill followed by an Isa Mill; CIL leaching of reground concentrate and flotation tailings; carbon stripping, electro-winning and smelting of bullion; and cyanide destruction.
Additional equipment was installed in some areas of the plant between 2018 and 2020 to achieve the expanded capacity of up to 3.5 million tonnes per annum (“Mtpa”) and to ensure required concentrate regrind performance to maximize gold recovery at higher throughput rates. The production plant sees annual milling rates between 2.8 Mtpa and 3.0 Mtpa being processed depending on the source and ratio of higher competency underground and open pit material.
The existing flowsheet has proved to be very successful in recovery of gold from the ore with rates 2.5% above the original feasibility study model at head grades above 1.7 g/t gold. With the presence of gold hosted in tellurides in part of the Ledbetter Underground, a modification to the leach circuit is planned to increase residence time to overcome slower leach kinetics in this material.
Contact water treatment capacity has been expanded on site to account for increased PAG storage and open pit catchment area. The expanded plant has been augmented with the addition of a reverse osmosis stage to ensure compliance with discharge permits across a wider range of contact water hardness.
Infrastructure
The Haile mine infrastructure includes the Duckwood TSF, workshops, water treatment plant and ore processing facilities. The TSF has been designed to accommodate the mine tailings requirements for the Haile life of mine (“LOM”) plan.
The permitted Duckwood TSF was expanded by raising the crest height in 2020 and 2021 to store plant tailings and will be progressively expanded, to a total capacity of 63 million tonnes, to store plant tailings by raising the crest height using downstream construction methods. The permitted East PAG Overburden Storage Area was also expanded and completed in the second half of 2021. Construction of the 541 Pond for West PAG Stage 1 was completed in early 2024. The existing permitted PAG facility is currently being expanded to store additional PAG material.
The TSF Stage 4 was commissioned in the first quarter of 2026.
The underground infrastructure required to support underground mining includes extension of the ventilation, dewatering, power lines, air and water supplies. The surface facilities that support the underground mining include a run-of-mine (“ROM”) stockpile area for underground ore, a batch plant, maintenance shop and warehouse, offices, laydown storage areas, and will host the future metal removal plant. The current facilities utilized for Horseshoe Underground will support Palomino Underground with

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nominal upgrades required. Mining of Palomino Underground requires an upgrade and extension of a high voltage power line along with a ventilation shaft to the 800 level. Ledbetter Underground is planned to have its own surface facilities consisting of ROM stockpile area with metal removal plant, maintenance shop and warehouse, laydown storage areas, offices and a batch plant.
All other infrastructure is in place that is required for the Haile LOM plan.
Capital and Operating Costs
The table below summarizes the 2025 operating and capital costs for Haile:

Operating Costs and Capital Summary 2025
Operating Costs	$M
Open pit mining costs (net of capitalized amounts)	62.0
Underground mining (net of capitalized amounts)	57.7
Process plant costs	85.4
General and administrative (“G&A”) costs	46.5
Freight, handling and refining costs	0.9
Total operating costs	252.5
Capital and Exploration Expenditures	$M
Sustaining capital	69.7
Deferred stripping and capitalized mining	109.0
Growth capital	41.6
Exploration	10.9
Total capital and exploration expenditures	231.2
Unit Metrics	$/t
Mining cost (open pit) per tonne mined (including allocation of any capitalized mining costs)	4.85
Mining cost (underground) per tonne mined (including allocation of any capitalized mining costs)	90.53
Processing cost per tonne milled	29.79
G&A cost per tonne milled	18.61
Production, Development and Exploration
Haile produced 184,733 ounces of gold in 2025 and is expected to produce 235,000 to 260,000 ounces of gold in 2026. Gold production is expected to be lowest in the first quarter and then steps-up in the second quarter and then remain consistent for the remainder of the year, driven largely by open pit and underground ore mine sequencing.
The table below summarizes 2026 capital investment guidance for Haile:

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Capital Investment Guidance 2026	$M
Sustaining	95
Pre-strip and capitalized mining	45
Growth	90
Exploration	10
Total investments	240
Notes:
1.    Excludes capital leases.
2. Capital Investment Guidance range of ±5%.
In 2026, total capital investment is expected to be $240 million. Sustaining capital includes ongoing TSF lifts and construction of West PAG, while growth capital relates primarily to the Palomino Underground development and process plant resilience upgrades. Pre-strip and capitalized mining costs at Haile will be primarily related to Snake pit, beginning in the third quarter.
Approximately 34,500 metres of drilling is planned at Haile in 2026 at an estimated cost of $10 million from both surface and underground. Drilling will focus on Mineral Resource conversion at Ledbetter Underground, Mineral Resource development at Pisces and further definition of the mineral potential at Clydesdale. Additional work is underway to further define areas of interest to fully assess the mineral endowment potential of Haile.
The Haile Technical Report reflects the conversion of the final phase of the open pit at Ledbetter Underground to an underground mine. This has removed lower margin open pit ounces while increasing Haile’s Net Present Value (“NPV”). Haile is expected to produce on average 210,000 ounces of gold per year from 2027 through 2031, providing the mine a more consistent, de-risked production profile. Notably, open pit mining continues at Haile across the other open pits until 2033, which remain part of the planned mining sequence in conjunction with the underground operation.

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Macraes Operation
Certain portions of the following information are derived from and based on the Macraes Technical Report, and are based on the assumptions, qualifications and procedures set out therein. For a more detailed overview of the Macraes Operation, please refer to the Macraes Technical Report, which is available under our profile on SEDAR+ at www.sedarplus.ca and on our website at www.oceanagold.com.
Property Description, Location, Access and Ownership
The Macraes Operation, located on the South Island of New Zealand, is the country’s largest gold producing operation and includes both open pit and underground mining. Macraes is located approximately 60 kilometres north of Dunedin and 30 kilometres to the northwest of Palmerston in the Otago Region. The mining activities occur approximately two kilometres to five kilometres north and east of the Macraes township and is predominantly surrounded by farmland.
Access to the mine is by sealed roads from the regional towns of Dunedin, Oamaru, Middlemarch and Ranfurly. There is adequate access along sealed roads and farm tracks throughout the mine area. The Macraes mining and exploration permits cover a contiguous area of 14,576 hectares.
The Macraes Operation is 100% owned and operated through our wholly owned subsidiary, Oceana Gold (New Zealand) Limited (“OGNZL”). Please see “Mineral Permits and Regulatory Matters” below for information relating to the nature and extent of our title to the Macraes Operation, applicable royalties and permitting matters. Please also see “Environmental and Social Matters” below.
History
The first records of mining in the Macraes area date to 1862 with alluvial mining at Murphy’s Flat, with Macraes Flat, Deepdell and some parts of Horse Flat being worked soon after. Discovery of the modern Macraes mine resulted from two geophysical surveys carried using IP/resistivity in April 1985. During 1987, an orientation stream sediment sampling survey was conducted by BHP Gold Mines (New Zealand) Ltd. (“BHPNZ”) in the Round Hill area. Exploration activities conducted in the Macraes region prior to 1990 included approximately 56,000 metres of rotary air blast, RC and diamond drilling in 779 holes.
The original permits comprising the Macraes Operation were owned by Golden Point Mining Limited, and by BHPNZ. In December 1989, the Macraes Mining Company Limited (“MMCL”) obtained 100% ownership of these permits.
In December 1998, MMCL amalgamated with Macraes Mining Company Holdings Limited. This company subsequently changed its name to Gold and Resource Developments (NZ) Limited, and then to GRD Macraes Limited. In 2004, the name was changed to Oceana Gold (New Zealand) Limited.
The Macraes Operation is presently the largest gold producing operation in New Zealand. To December 31, 2025, over 5.0 million ounces of gold have been produced. The Macraes Operation consists of large-scale open pit mining, underground mining and an adjacent process plant inclusive of an autoclave for pressure oxidation of the ore, details of which are provided below.

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Geological Setting, Mineralization and Deposit Types
Geology
The Macraes Gold Mine centres on a major, low-angle structure known as the Hyde-Macraes Shear Zone (“HMSZ”). This regionally continuous, late metamorphic deformation zone cuts greenschist facies metasedimentary rocks of the Otago Schist, a metamorphic belt that was formed by collisional amalgamation of the Caples and Torlesse terranes in the Early-Middle Jurassic.
The HMSZ is one of the largest Mesozoic structures mapped in the Otago Schist, traceable for at least 30 kilometres along strike in east Otago. Mining to date has occurred along a continuous strike length of six kilometres in numerous staged pits, three smaller discrete satellite pits five kilometres to six kilometres to the north, and at Golden Bar, a further six kilometres to the south. The HMSZ consists of variably altered, deformed and mineralized schist up to 150 metres thick, known as the Intra-shear Schist. The thickest part of the shear zone consists of several mineralized zones stacked on metre-thick shears. These shears have ductile deformation textures overprinted by cataclasis. A shear known as the Hanging Wall Shear (“HWS”), defines the upper limit of the Intra-shear Schist. This shear, which can be up to 25 metres thick, is the most strongly mineralised structure at the Macraes Gold Mine.
The Coronation deposit is located five kilometres to the northeast of the processing plant. Coronation consists of a 15 to 20 degrees dipping HWS that is between three metres and ten metres thick. Unlike deposits to the south, there is very little development of stockwork mineralization beneath the HWS. Located one kilometre further north is the Coronation North deposit, which was discovered in 2015. Coronation North differs from previously mined ore bodies along the HMSZ and comprises a high-grade zone of ENE plunging mineralization associated with a left-hand lateral bend in the strike of the HWS.
The Innes Mills open pit is centred on mining the HWS and subparallel stacked lenses beneath. In outcrop, the shears typically dip 15 to 20 degrees to the east and are approximately five metres thick. Within the open pit, gold mineralization comprises mineralized schist and cataclasite, shear-parallel quartz veins and arrays of sub-vertical quartz veins.
Erratic mineralization locally occurs between the base of the HWS and the Footwall Fault. At the resource drilling stage, this mineralization manifests as poorly developed clusters of elevated gold grades, which often appear discontinuous. During mining, however, these typically present as zones of quartz vein arrays and mineralized shears. The Footwall Fault lies between 80 metres and 120 metres below the HWS and is identified as a cataclastic zone up to ten metres thick. To date, no economic mineralization has been located below the Footwall Fault.
The Golden Point Underground mine (“GPUG”) encompasses the down-dip continuation of the HWS mined in the Round Hill and Golden Point open pits. Current drilling has shown this to extend more than 700 metres beyond the limit of the open pit design. The thickest, most mineralized part is a series of stacked lodes proximal to the Golden Point open pit. Mineralization continues as a single higher-grade lode down-dip to the north-northeast. Mineralization is contained within the Intra-shear Schist, which is generally 80 metres to 100 metres thick, with the higher gold grades confined to the upper part, which is dominated by cataclasite, lode schist and local stockwork pelite lithologies. Numerous drill holes have penetrated through the Intra-shear Schist into the Footwall Psammite. Mineralization is consistent with the ore delineated in the Golden Point and Round Hill open pits, however down-dip of Golden Point this is constrained to a single lode. The highest gold grades are contained within the strongly developed and visually distinguishable zone within the upper

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hanging wall, characterized by quartz cataclasite, and mineralized schist. This typically forms a well mineralized, continuous zone up to five metres to ten metres thick, with a gold grade of approximately 3 g/t.
Mineralization and Deposit Types
The Macraes deposit is an orogenic style gold deposit, with mineralization broadly synchronous with deformation, metamorphism and magmatism during a lithospheric-scale continental-margin orogeny. Most orogenic gold deposits like Macraes occur in greenschist facies rocks. Orogenic deposits typically formed on retrograde portions of pressure-temperature time paths during the last increments of crustal shortening and thus postdate regional metamorphism of the host rocks.
Mineralization within the HMSZ is hosted within lower greenschist facies pelitic to psammitic metasediments that are variably altered, deformed, and mineralized. This package of schist, known as the Intrashear Schist, is bounded above by the HWS, and below by the Footwall Fault, and can be up to 150 m thick. The thickest parts of the HMSZ comprise multiple, stacked shears and associated quartz vein arrays. The shears have ductile deformation textures overprinted by cataclasis (Craw et al., 1999). The Hangingwall shear, which is the most continuous and intensely mineralized structure, can be up to 25 m thick and is commonly darker coloured due to fine grained graphite and sheared sulphide minerals (McKeag et al., 1989).
There is a strong empirical correlation between gold, arsenic, scheelite, silicification and deformation intensity within the HMSZ.  Gold-scheelite-pyrite-arsenopyrite mineralization is associated with replacement and fissure quartz veins within late metamorphic shearing.  Shear-parallel quartz veins and cataclastic shears contain the highest gold and scheelite grades.
The following four types of mineralization are recognised within the HMSZ at Macraes:
•Mineralized schist;
•Black, sheared schist;
•Shear-parallel quartz veins, ranging from 1 cm to 2 m; and
•Stockworks (aka quartz vein arrays).
Gold is associated with pyrite and arsenopyrite in all the above styles of mineralization.
Tungsten as scheelite is found predominantly within mineralized quartz veins, although subordinate phases of disseminated scheelite within schist and remobilised stringer veins are also observed.
Mineral Permits and Regulatory Matters
For the Macraes Operation, we hold a contiguous group of permits to the north-west and south-east of Macraes Flat, covering approximately 35 kilometres of strike of the HMSZ. Our permits comprise two minerals permits, MP 41064 and MP 52738, granted under the Crown Minerals Act 1991 (New Zealand) (the “CMA”), which governs the prospecting, exploration, and mining of Crown-owned minerals in New Zealand.
The Macraes Operation is fully permitted for current activities, operating under mining permits that provide the exclusive right to explore for and mine Crown-owned minerals (gold and silver) and a suite of resource

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consents, permits and approvals that authorize our associated activities. Macraes owns land in the immediate vicinity of the Macraes Operation, and most of the land within and outside of our minerals permits. Where we do not own land, we can obtain rights to access land from private or Crown landowners. The only surface rights arrangements currently in place to support exploration and mining at the Macraes Operation relate to realigned public roads. Roads are managed by the local Councils and are a temporary arrangement, dealt with under resource consents, while road realignments resulting from mining activities are completed and legalized. There are a number of permanent ecological covenants affecting some of our landholdings at the Macraes Operation, which are located on land not required for mining. As required for environmental and biodiversity offset, a number of covenants in perpetuity are in place to satisfy the resource consent (permitting) process.
With respect to mineral permit, MP 41064, which expires in 2030, an annual royalty is payable to the Crown set at the greater of 1% on net sales revenues from gold, silver and (for parts of the permit area) other minerals, including calcium tungstate mineral (“scheelite”), or 5% of accounting profits. With respect to gold and silver recovered from mineral permit, MP 52738, which expires in 2045, a royalty of 2% ad valorem is payable to the Crown annually. A royalty in an amount that is yet to be fixed will also be payable in respect of any scheelite recovered from the permit area. A royalty is payable to OW Hopgood on any gold, scheelite, or other minerals recovered from a specified project area in an amount equal to 5% of recovered minerals if recovered by open pit mining, and 3% of recovered minerals if recovered by underground mining.
Minerals permits are maintained in good standing by complying with the relevant work program commitments and submitting technical and annual reports to the regulators, as required. There are currently no known significant risks to access or title of the Macraes minerals permits or ability to currently perform work at the Macraes Operation under existing resource consents, or environmental liabilities that are not already appropriately bonded and managed under resource consent conditions.
In December 2024, the New Zealand Parliament passed the FTA Act for regionally and nationally significant infrastructure and development projects. The MP4, a mine extension permit, is one of 149 projects listed in Schedule 2 of the FTA Act with staged lodgement of applications. In the fourth quarter of 2025, work commenced on the MP4 Fast-track application for the required permits for the ongoing mine life extension plans, expected to be submitted in the third quarter of 2026. Current mining operations have resource consents up to 2028 while the TSF has resource consents up to 2032.
Environmental and Social Matters
Environmental management and mitigation measures are in effect at the Macraes Operation to achieve compliance with resource consent conditions. These consents are issued by the Otago Regional Council, the Waitaki District Council and the Dunedin City Council to authorize use of, and discharges to, land, water, and air, and are issued subject to various conditions.
Consent conditions include the requirement to lodge a bond that secures environmental performance undertakings, that is independently assessed, updated annually and peer reviewed by the applicable Councils. There is also a requirement to avoid, remedy or mitigate significant effects on the environment and offset or compensate residual effects, and monitor and report on compliance activities undertaken in accordance with the consent conditions. TSFs are designed, constructed, maintained and managed in line with the New Zealand Society on Large Dams (NZSOLD) guidelines, along with meeting domestic NZ Building Act (Dam Safety) requirements administered and authorized by the Otago Regional Council and Environment

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Canterbury. The Macraes Operation manages geochemical and geotechnical stability of TSFs and waste rock disposal on an ongoing basis to ensure consent compliance. Progressive rehabilitation is ongoing.
A key component of the resource consenting process is consulting with stakeholders, including local iwi (Māori) who maintain a strong cultural connection to the area. Understanding their concerns and, where possible, integrating those concerns into project design and execution forms a key part of maintaining a sound relationship. We are continually engaging with affected individuals and groups on our operational plans and activities.
An extensive volume of environmental data continues to be collected for compliance and operational purposes at the Macraes Operation, including surface water, groundwater, noise, vibration, dust, and terrestrial and aquatic ecology. The data is gathered as part of the environmental monitoring program and assessing the effectiveness of mitigation strategies, and understanding residual impacts from the Macraes Operation.
We continue our 20-year partnership with Otago Fish and Game, a semi-government organization, to manage a Trout Hatchery on the Macraes site. During 2025, we continued to strengthen our relationship with local iwi and have a proactive engagement and collaboration plan in place.
Exploration
The Macraes area is a mature exploration district and much of the near-surface strike potential has been tested. There remains potential for discovery both down dip of previously mined open cuts and underground operations and along strike to the north and south.
Detailed geological mapping, geophysical surveys (including seismic surveys, magnetic and electromagnetic surveys), geochemical surveys (including stream sediment sampling, soil sampling and trenching), remote sensing and aerial photography, have been completed along the strike of the HMSZ. These form the basis for on-going exploration and generation of new targets. Those target areas with favourable characteristics for gold mineralization are systematically tested with drilling.
Please see “Production, Development and Exploration” below for information relating to our planned exploration activities in 2026.
Drilling
As at December 31, 2025, over 1,151,000 metres in approximately 8,985 drill holes have been drilled from surface at the Macraes Operation. In 2025, full year exploration expenditure totalled $6.6 million for a total of 30,500 metres drilled across Coronation, Coronation North, GPUG and Innes Mills, primarily targeting the definition and conversion of Inferred Mineral Resources. Exploration in 2025 was focused on increasing confidence in mine life extension targets.
Holes usually have been surveyed at 30 metre intervals to the end of the hole. RC holes and diamond core are generally logged and classified at one metre intervals with exceptions for lithology changes in diamond core holes.
Drill hole information is stored in a secure acQuire database. For drill holes prior to 1994, only collar, interval and assay information has been entered into the database, while post-1994 entries contain all logged

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information for each drill hole. Due to the long exploration and mining history of the Macraes Operation, the quality control database is incomplete for some of earlier drilling (1980s) making complete and thorough investigation impossible. However, most of the Mineral Resources supported by early drilling have now been mined out and therefore no longer represent a significant risk to the operation.
The available recovery and QA/QC data, in addition to 35 years of mining and reconciliation data, indicate the assay data meet acceptable limits of accuracy and precision and is therefore suitable for the purposes of grade estimation.
Please see “Production, Development and Exploration” below for information relating to our planned drilling in 2026.
Sampling, Analysis and Data Verification
The sampling approach at the Macraes Operation consists of drill cuttings (RC percussion drilling) and half cut core samples (diamond drill core). The diamond drilling sampling procedures has remained relatively constant over the life of the project, while the sampling of the percussion drilling has changed dependent on the drilling method.
Sampling of the RC percussion drilling is completed by trained employees who are supervised by technical staff. The sampling, splitting, tagging, bagging and storage of RC percussion drill holes is carried out in accordance with industry protocols and standards.
Drill core is logged and photographed, and the sections of core considered to be mineralized, or proximal to mineralized zones, are cut in half using a core saw and sampled by trained technicians and geologists, in accordance with sampling and QA protocols.
Sample recovery from RC percussion drilling and diamond drill core is routinely recorded in geological logs and recovery data is stored in a database. Sample preparation for analysis is carried out by independent laboratory staff Amdel Limited (“Amdel”) or SGS New Zealand Limited and is not conducted by any of our employees.
Between 2009 and mid-2011, all diamond core samples from surface exploration drilling, and most RC percussion drill samples were processed and analyzed by SGS laboratories in Ngakawau and Waihi. Samples were dried, crushed, split and then pulverized. One 50-gram pulp split was sent to SGS Waihi and analyzed for gold by fire assay. A second 50-gram subsample was retained in Ngakawau and used to make pressed powder pellets for XRF spectrometry analysis for arsenic and tungsten.
In mid-2011, SGS opened a new laboratory facility in Westport and took ownership of the laboratory services contract at the Macraes mine site. All the RC percussion chips and diamond core drill samples since 2011 were analyzed by SGS at the Macraes laboratory in New Zealand, using the process described above.
From 2010 until 2012, the independent ALS Laboratory Group Minerals laboratory in Brisbane, Australia was retained to analyze high value (deep) diamond drill holes from surface drills to test the down dip extent of the now-closed Frasers Underground mineralization and potential blind ore shoots. Half-core (NQ or HQ) samples were cut and sampled by our personnel and delivered to ALS Brisbane laboratory by freight companies. All sample preparation and analysis were completed by ALS employees. After crushing and pulverizing, all samples were analyzed by fire assay.

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To more fully understand the tungsten potential, during 2013, selected sample pulps from Round Hill/Southern Pit and the Frasers 6 areas were retrieved from storage and analyzed for tungsten. An orientation study was completed to assess the veracity of this approach, then initial analyses were carried out using our portable XRF (“pXRF”) analyzer.
From March 2025 SGS New Zealand Limited started running geology and routine plant samples from Macraes through the Chrysos Photon Assay instrument.  Photon assay results currently represent 2.0% to 2.2% of the sample data within three open pit Resource estimates (Coronation North, Coronation and Innes Mills) and 0.6% of the Golden Point Underground Resource estimate.
In December 2025, 250 samples analysed by Photon Assay at Macraes were sent to SGS Waihi for umpire checks by Fire Assay. Results are expected in early 2026.
As mentioned above, the QC database is incomplete for the Macraes Operation, in part due to the long exploration and mining history. Where available, the recovery and QA/QC data indicates the assay data are acceptable. The risk associated with the incomplete data is mitigated by the available mining and reconciliation data which supports the quality of the information. The data is suitable for the purposes of grade estimation. Potential biases associated with the sampling of wet RC percussion drilling has been addressed by replacing wet sampled RC percussion drill holes with their corresponding diamond or dry RC twins; or, in cases where no twin drill hole exists, globally determined wet sample bias correction factors have been used to factor gold grades for wet RC percussion drill hole samples.
Mineral Processing and Metallurgical Testing
Over the past 36 years, we have developed considerable experience in development and operation of the complex ore processing technology required to optimize gold recovery from the Macraes refractory ores. Emphasis is placed on efficiency, recoveries and cost control. The relatively high tonnage processed, the simple flotation reagent regime and economies resulting from concentration of the gold into a flotation product comprising between 1.5% and 3% of the ore mass treated reduce the operating cost. The low operating cost of the core sulphide process is due to low comminution costs (driven by the coarse grind, and relatively soft ore).
We conduct a metallurgical ore testing program at the Macraes Operation using core from recently drilled areas to determine ore recovery parameters. The data produced from the test work feeds into the recovery models used in the life of mine plan. Test work checks ore amenability to the Macraes flowsheet of grinding/flotation and leaching.
Please see “Processing and Recovery Operations” below for additional information.
Mining Operations
Open Pit Mining
The open pit mining operation at Macraes utilizes hydraulic excavators and diesel rigid dump trucks to extract both waste and ore, while an electric-hydraulic shovel is restricted to bulk waste. Blasting requires relatively light powder factors compared with some other operations due to the comparatively weak and fractured rock mass. Ore is blasted in 7.5 metre-high benches and excavated in three, nominally 2.5 metre-high, flitches.

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For backhoe excavators, waste is blasted in 15 metre benches and excavated in four flitches, and for the electric shovel, waste is blasted and excavated in 10 metre benches.
The open pit fleet is held to a consistent size from 2026 to 2032. The fleet includes three Hitachi EX3600 backhoe excavators, one Hitachi EX3600 electric shovel, and one Hitachi EX2500 excavator loading up to twenty-four Caterpillar 789C/D haul trucks. The open pit hauling fleet is reduced to twenty-one trucks in 2031 and five trucks in 2032.
Underground Mining
Macraes underground mining is completed by a combination of retreat uphole and reverse-fire open-stoping methods along the line of strike. The underground ore is dumped at an in-pit stockpile location and rehandled by the open pit fleet to the process plant's ROM stockpile. Dilution and ore loss factors used in the mining schedule are supported by extensive operating experience. The underground retreat uphole stope mining operation utilizes electro-hydraulic development jumbos, diesel load-haul-dump units, diesel haul trucks and longhole drill rigs to extract both waste and ore. The uphole retreat stope voids are not backfilled, and the mine design utilizes yielding pillars between adjacent extracted stopes to gradually deform over a timeframe that permits ore extraction.
The current underground longhole open stope uphole fleet will be maintained from 2026 to 2028, reducing to one truck and two loaders in 2029.
Processing and Recovery Operations
The Macraes Operation process plant comprises a crushing and grinding circuit that reduces ROM ore to a nominal particle size of 80% passing 120 microns (“µm”) to 140 µm at a treatment rate of approximately 6.2Mtpa to 6.4 Mtpa. The sulphide ore is then recovered through the flotation circuit to produce a concentrate, which is reground down to an 80% passing size of 15 µm. Grinding of the flotation concentrate is required to make it suitable for treatment in the pressure oxidation process.
Plant availability and utilization has been maintained at approximately 95% and 94%, respectively, which is at the high end of typical industry benchmarks for similar designed plants of the same age. Overall, recoveries are considered reasonable given the refractory, preg-robbing (i.e., weakly carbonaceous) nature and low feed grade of the ores. The processing plant has the capacity to treat up to 6.6 Mtpa and incorporates a SAG mill, flotation circuit, autoclave for pressure oxidation of the concentrate, CIL plant and smelting facilities.
In the pressure oxidation circuit, the sulphide ore in the concentrate is oxidized suitably for gold recovery in the CIL circuit. The CIL and elution processes recover the gold into a concentrated solution from where the precious metal is recovered through electrowinning, with final smelting of the electrowinning cathodes into gold doré.
Infrastructure
We maintain required infrastructure at the Macraes Operation, including road access, power, water supplies and administration facilities. Surface infrastructure required to support the life of mine plan is in place or requires only minor modifications.

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Tailings and waste rock disposal facilities are maintained and managed on an ongoing basis. Progressive rehabilitation is ongoing. There is enough tailings storage capacity in the current Frasers Tailing Storage Facility (“FTSF”) to store tailings for the remainder of the current planned mine life. A raise of the FTSF to accommodate tailings to beyond 2032, for future growth opportunities is being designed for resource consent and permit application to be submitted in the third quarter of 2026.
Capital and Operating Costs
The table below summarizes the 2025 operating and capital costs for the Macraes Operation:

Operating Costs and Capital Summary 2025
Operating Costs	$M
Mining costs (net of capitalized amounts)	90.8
Process plant costs	56.3
G&A costs	27.2
Royalties, freight, handling and refining costs	14.6
Total operating costs	188.9
Capital and Exploration Expenditures	$M
Sustaining capital	38.1
Deferred stripping and capitalized mining	46.6
Growth capital	2.8
Exploration	6.6
Total capital and exploration expenditures	94.1
Unit Metrics	$/t
Mining cost (open pit) per tonne mined (including allocation of any capitalized mining costs)	1.78
Mining cost (underground) per tonne mined (including allocation of any capitalized mining costs)	51.61
Processing cost per tonne milled	9.13
G&A cost per tonne milled	6.02
Production, Development and Exploration
The Macraes Operation produced 147,007 ounces of gold in 2025 and is expected to produce 135,000 to 155,000 ounces of gold in 2026. Gold production is expected to be lower in the second half of the year when mining from Innes Mills Phase 8 is completed and open pit activities transition to stripping Innes Mills Phase 9. This will be partially offset by smaller-scale ore production from Coronation North Phase 5 in the second half of the year.

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The table below summarizes 2026 capital investment guidance for the Macraes Operation:

Capital Investment Guidance 2026	$M
Sustaining	30
Deferred stripping & capitalized mining	65
Growth	10
Exploration	10
Total investments	115
Notes:
1.    Assumes NZD:USD exchange rate of 0.58.
2.    Excludes capital leases.
3. Capital Investment Guidance range of ±5%

In 2026, total capital investment at Macraes is expected to be $115 million. Pre-strip and capitalized mining costs are associated primarily with activities in Coronation Phase 5 in the first half and Innes Mills Phase 9 in the second half of the year. Sustaining capital expenditure relating to mine life extension includes equipment rebuild costs, process plant resilience, and environment and permitting work related to further life extension.
Significantly increased exploration expenditures will focus on increasing confidence in mine life extension targets and expanding known Mineral Resources in light of the current gold price environment. Exploration activity is set to increase to $10 million in 2026 with approximately 45,500 metres of drilling planned. Drilling in the first quarter of 2026 will focus on Mineral Resource conversion at Coronation and GPUG and Mineral Resource definition at GPUG extension and Innes Mills, where we will be evaluating the potential for future phases and cutbacks of existing open pits. Away from the active mining areas, additional work is planned at Golden Bar and Nunns to further support Mineral Resource development and mine planning activities.
In the fourth quarter of 2025, work commenced on the MP4 Fast-track application for the required permits for the ongoing mine life extension plans, expected to be submitted in the third quarter of 2026.

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Waihi Operation
Certain portions of the following information are derived from and based on the Waihi Technical Report, and are based on the assumptions, qualifications and procedures set out therein. For a more detailed overview of the Waihi Operation, please refer to the Waihi Technical Report, which is available under our profile on SEDAR+ at www.sedarplus.ca and on our website at www.oceanagold.com. We have also provided information that post-dates the Waihi Technical Report.
Property Description, Location, Access and Ownership
The Waihi Operation is located within the Hauraki District on the North Island of New Zealand, 142 kilometres southeast of Auckland, in the North Island of New Zealand. The town of Waihi (“Waihi”) is located at the foot of the Coromandel Peninsula and is accessed by the State Highway 2 dual carriageway. Martha Underground (“MUG”), Martha Open Pit (“MOP”) and Gladstone Open Pit are located within Waihi. WUG is located approximately ten kilometres north of Waihi.
The Waihi Operation is accessible on paved roads and highways from State Highway 2 to the mine entrance on Baxter Road, located one kilometre south of Waihi. The international airport at Auckland is a 90-minute drive from the Waihi Operation.
The Waihi Operation comprises two areas of mineralization, being open pit and underground mining. Open pit operations are currently suspended. The underground operations, collectively referred to as MUG, comprise mining activities within the Edward, Empire West, Empire, Royal East and Rex mining areas. The proposed Waihi North Project includes the development of a new underground mine at WUG.
The Waihi Operation is 100% owned and operated through our wholly owned subsidiary, OGNZL.
Please see “Mineral Permits and Regulatory Matters” below for information relating to the nature and extent of our title to the Waihi Operation, applicable royalties and permitting matters. Please also see “Environmental and Social Matters” below.
History
The town of Waihi was established when the original Martha Mine opened as an underground operation in 1879. The mine produced approximately five million ounces of gold-silver bullion from about 12 million tonnes of ore between 1879-1952. The historic mine extracted five main sub-parallel lodes together with numerous branch and cross lodes. Early stoping employed the cut and fill method, but this was phased out and largely replaced after 1914 by the shrink stoping method. Stopes were generally not backfilled after 1914 but left open. The workings reached a total depth of 600 metres from surface on 16 levels. Seven main shafts were used to access the mine and obtain supplies underground. Numerous other shafts were developed for ventilation and exploration. In 1894, the Waihi Gold Mining Company adopted the cyanide process for gold extraction, used for the first time globally at the nearby Crown mine in Karangahake.
The Martha vein system was then mined as an open pit from 1988 to 2015, producing approximately two million ounces of gold. Open pit operations were suspended following a localized ramp failure in April 2015.

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Underground mining recommenced in 2004, and various vein systems have since been mined around Waihi to date.
Minor historical underground mining took place at Wharekirauponga between 1893 to 1897 producing 19 ounces of gold.
Modern prospecting and exploration at Wharekirauponga was first carried out between 1978 and 1993 by Amoco, BP and others which included 5,500 metres of drilling in 23 drill holes. Exploration drilling at Waihi between 1979 and 1984 by Waihi Mining and Development Ltd. and AMAX Exploration Ltd. identified large open pit mineralization within the confines of the historic mining area.
Following the granting of permits, MOP began operations in 1988 as an unincorporated joint venture between subsidiaries of Normandy Mining Limited Group (“Normandy”) and Otter Gold Mines Ltd (“OGML”). OGML’s holding was acquired by Normandy in 2002 and Newmont Mining Corporation (“Newmont”) acquired full ownership of the Waihi Operation in 2002 through the acquisition of Normandy.
We acquired full ownership of the Waihi Operation from Newmont in October 2015.
Geological Setting, Mineralization and Deposit Types
Geology
MUG and WUG are located within the Coromandel Peninsula which hosts over 50 known gold and silver deposits that make up the Hauraki Goldfield. The peninsula is built up of Miocene to Quaternary volcanic rocks (the Coromandel Volcanic Zone) overlying a Mesozoic basement. It is bound to the west by the Hauraki Rift, a large graben filled with Quaternary and Tertiary sediments, and to the south by volcanics deposited by the presently active Taupo Volcanic Zone (TVZ).
Mineralization and Deposit Types
The gold and silver mineralization occurs within low-sulphidation, epithermal quartz vein systems occupying large, north to northeast trending, normal faults and their subsidiary extensional structures. These veins are typically banded in nature and hosted by the andesite volcanics. There are commonly minor amounts of base metals, including sphalerite, galena and chalcopyrite that increase with depth. These are not economic and are not recovered. The rocks are typically hydrothermally altered with quartz, adularia, calcite, chlorite and smectite extending over tens of metres from major veins.
The mineralized zones comprise a network of multiple vein sets that collectively strike greater than 1,000 metres, with a current vertical range of 300 metres (Wharekirauponga) and greater than 500 metres (Waihi) and include veins typically between 0.5 metres and five metres in width (but may be up to 30 metres locally). The main gold-bearing minerals are electrum and silver sulphides developed within quartz veins.
The geological controls on mineralization are well-understood and are sufficient to support the estimation of Mineral Resources and Mineral Reserves for the Waihi Operation.
Mineral Permits and Regulatory Matters
Our prospecting, exploration and mining permits issued under the CMA provide exclusive rights to minerals owned by the Crown, including gold and silver, and confer rights to access those minerals underground, but

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not at surface without landowner access approval. All existing gold mining activities in Waihi including the current MUG, the ore processing plant, existing tailings facilities and the inactive MOP are within the Favona mineral permit, MP 41808.
Mineral permit, MP 41808 extends across an area characterized by urban and rural land use. Land ownership is variable, including parcels we own and those owned by private landowners and government agencies. All requisite landowner approvals are in place as required for surface land access to support the existing MUG operations. In addition to land access and mineral rights, we hold a suite of resource consents from the Hauraki District Council and Waikato Regional Council authorizing mining within the MP 41808 area.
Wharekirauponga is held under MP 60541. The proposed WUG and the related planned portal, dual access tunnels and surface infrastructure are either within land owned and administered by government agencies including the Department of Conservation (“NZ DOC”) or are within land we own, or have no surface expression for which land access rights are required. The proposed Willows access tunnel is located on land variously owned by us, private landowners, and government agencies that is characterized by rural and urban land use and has no surface expression beyond portal access at Willows (on land we own) for which third party land access rights are required.
During 2025 we secured access rights over government-owned land for the services trench connecting Willows to the existing Waihi Operation, and resource consents authorizing the construction and operation of the services trench, and we commenced construction. We also secured necessary approvals to facilitate ‘early works’ for surface infrastructure on land we own at Willows. In December 2025, we obtained Fast-track Approvals for the Waihi North Project, which includes WUG, under the FTA Act. The FTA Act and ancillary approvals processes, subject to conditions, secure surface access rights over government-owned land, in the form of access arrangements issued under the CMA or licences and easements, as required for exploration, environmental management and monitoring activities, ventilation rise structures, the proposed surface facilities site at Willows and the new TSF 3.
An access arrangement with NZ DOC has been granted to allow for exploration activities (including surface drilling) to take place within MP 60541. The FTA Act approvals processes include a new access arrangement with NZ DOC to secure land access for additional exploration sites and environmental management and monitoring activities.
The FTA Act approvals provide for the development of the Waihi North Project to commence on a timetable that allows us to commence decline and underground development work for the proposed WUG mine in mid- 2026.
The FTA Act appeal period expired on February 5, 2026, and notification of any appeals was required by February 13, 2026. We received a notice of appeal from one party and remain confident in our ability to defend this appeal. No injunction has been sought on our current activities and we continue to progress the project in line with the accelerated plan.
In accordance with the CMA, annual royalties from MUG and WUG are payable to the Crown at the greater of 1% on net sales revenues from gold and silver or 5% of accounting profits. In addition, parts of mineral permits MP 60541 and MP 41808 are subject to a 2% royalty payable to OR Royalties Inc. (formerly Osisko Gold Royalties Limited).

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Environmental and Social Matters
Waihi
The Waihi mine holds all environmental permits, water rights, certificates, licences and agreements required for the operation of the current mine and relevant activities. Since the start of operation, the site has collected over 30 years of environmental data, relating to noise levels, blast vibration, air quality, surface and treated water discharge quality, ground settlement and ground water levels. This data is reported to various regulatory bodies as required by our various consents and permits.
External independent experts are engaged annually to assist in their review of relevant monitoring reports. Failure to comply with the conditions of resource consents may lead to payment of fines, prosecution and, in the most severe cases, review or cancellation of consent.
We have established various stakeholder engagement forums for the representation of stakeholders and project affected people including iwi (Māori), local resident groups, community-based organizations and local government. Community engagement and consultation is an ongoing component of the existing Waihi Operation.
Waihi North Project
We obtained the FTA Act approvals for the Waihi North Project, which includes WUG, in December 2025. As part of the consenting approval process, we commissioned independent experts to provide a range of specialist environmental technical reports on the actual and potential effects to the environment of allowing the activities associated with developing and operating the Waihi North Project.
The technical assessments concluded that the Waihi North Project’s effects can be responsibly managed through the application of the effects management hierarchy, to produce appropriate environmental, social and cultural outcomes. We manage the majority of any potential adverse effects through prevention and mitigation, including the use of offsetting and compensation for residual effects, if any, on terrestrial and aquatic biodiversity and habitat values, so that residual effects are minimized. The Waihi North Project is targeting a biodiversity net gain, incorporating measures for the sole purpose of providing benefits to the environment, in recognition of the conservation purpose of the land above the proposed WUG operations.
Community engagement and consultation for the Waihi North Project commenced in 2020, although initial engagement with iwi and regulators began much earlier, around 2017. We have well-established positive working relationships with key stakeholders, and this has provided a solid platform for understanding and respecting diverse viewpoints. Understanding the relationship between the project and the external context is crucial to effective stakeholder engagement. Building trust through the open sharing of information and perspectives helps to inform decision making, and progress the consenting process based on mutual trust and shared values.
We recognize the special relationship that iwi have with land and water, and that this relationship is important to spiritual and cultural well-being. We have extensive consultation programs in place with iwi covering the operating mine, the mineral exploration program and new projects.
Of the nine groups that claim cultural interests and associations with the proposed Waihi North Project area, four have provided a Cultural Impact Assessment (“CIA”) for the Waihi North Project. The remaining five iwi groups have either chosen not to complete an assessment, defer to another iwi group they recognize as

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having authority over specific matters, or opted not to engage further. We are currently progressing a number of initiatives with these iwi groups arising from the recommendations of these CIAs. These include revitalizing the site’s existing Iwi Advisory Group and establishing a Mātauranga Māori Monitoring Programme, which would integrate traditional Māori knowledge into the site’s environmental monitoring and management framework.
Exploration
Historic exploration undertaken at Waihi since the discovery of gold in 1878 has included underground and open pit mapping, geochemical sampling, spectral analysis, airborne geophysical surveys, ground resistivity geophysics and extensive diamond drilling. Exploration conducted at Wharekirauponga since 1986 has consisted of geological and structural mapping, geochemical sampling, airborne, ground and downhole geophysical surveys and surface diamond drilling.
Since 2015, we have carried out further exploration activity within the Waihi and Wharekirauponga areas. Work has included geological mapping and rock sampling for spectral and geochemical analysis, soil surveys, structural analysis and ground resistivity in the form of controlled-source audio-frequency magnetotelluric (“CSAMT”) and gravity survey.
This exploration has been successful in defining and delineating extensions to the Waihi vein system that has supported the production profile. At Wharekirauponga, we have defined a high-grade Measured and Indicated Mineral Resource that is open to the south and north, with further potential at depth.
Please see “Production, Development and Exploration” below for information relating to our planned exploration activities in 2026.
Drilling
Since 1980, approximately 435 kilometres of diamond core has been drilled in Waihi (MP41808) of which 367 kilometres has been completed by us since we acquired it from Newmont in 2015. Approximately 86 kilometres of diamond drilling at Wharekirauponga (MP 60541) has been drilled, of which 74 kilometres has been drilled by us. Additionally, approximately 86 kilometres has been drilled in approximately 4,000 RC grade control holes during the open pit operation. Recent diamond drilling has largely focused on the Wharekirauponga, Martha and Gladstone deposits The exploration programs completed to date are appropriate to the style of the deposit and prospects. Full year 2025 exploration expenditure totalled $17.3 million for a total of 21,600 metres drilled across the Waihi District.
Diamond drill holes are drilled from both underground and the surface using triple tube wireline methods with some surface holes pre-collared through post-mineral rocks by tricone or Stratapac. Surface holes are collared using large-diameter PQ core (85-millimetre diameter), both as a means of improving core recovery and to provide greater opportunity to case off and reduce diameter when drilling through broken ground and historic stopes. PQ drill hole diameter is usually reduced to HQ (63-millimetre diameter) at the base of the post-mineral stratigraphy. Underground drill core diameter is usually HQ and sometimes reduced to NQ (47-millimetre diameter) and rarely BQ (36-millimetre diameter) where necessary, particularly around historical underground workings in Waihi. Drill core is routinely oriented below the base of the post-mineral stratigraphy.

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Please see “Production, Development and Exploration” below for information relating to our planned drilling in 2026.
Sampling, Analysis and Data Verification
Diamond core is sampled using intervals chosen by the logging geologists based on geological boundaries or assigned a nominal length of one or two metres. Once core is logged, photographed and sample intervals allocated, it is cut in half length ways. If a vein is present, the cut line is preferentially aligned to intercept the downhole apex of the structure. Within each sample interval, one half of the core is bagged for sampling and the other is kept in storage. Whole core is sampled under the following conditions: underground grade control drilling; exploration drilling on occasion where there was significant core loss coupled with visible electrum; and exploration drilling all BQ core is whole core sampled due to reduced sample volumes.
Underground face samples collected by the ore control geologists are selected according to visual changes in lithology, vein texture and/or alteration. The minimum face sample interval size is 0.3 metres with a maximum interval of two metres. The geologist assigns three QA/QC samples per face. The sample is taken by chipping rock into the collection hoop on a continuous line across the interval, starting with the first interval on the left-hand side of the face.
Labelled calico bags containing the cut core or underground face samples are routinely transported to the local, independent SGS laboratory in Waihi for sample preparation.
Samples are dried and crushed to 80% passing 3.3 millimetres, then ring pulverized to 80% passing 75 µm. Approximately 30 grams of the pulverized material is assayed for gold by fire assay followed by AAS determination. Exploration samples are also analyzed for silver, copper, arsenic, lead, zinc and antimony, by Aqua Regia digest and ICP-MS. Wharekirauponga drill core sample intervals where visible electrum is logged are followed up by a subsequent screen fire assay after the routine 30-gram fire assay.
In addition to routine QC procedures, umpire assays are carried out at the independent Ultratrace Laboratories in Perth and/or ALS in Brisbane, Australia. Multi-element data are obtained routinely from the Waihi SGS laboratory for all exploration assay samples for the elements silver, copper, arsenic, lead, zinc and antimony, which are potential pathfinders for epithermal mineralization. For samples with over-range silver and lead, these elements are found to be extracted more efficiently by using a more dilute Aqua Regia digest (one gram sample weight rather than the standard ten gram per 50 ml). Selected samples from greenfield drilling may undergo additional multi-element analysis at the ALS laboratory in Brisbane, Australia.
Drill core QA/QC sample preparation at the Waihi SGS laboratory is monitored through sieving of jaw crush and pulp products, routine generation of duplicate samples from a second split of the jaw crush and calculation of the fundamental error. One or two standards and a blank are inserted for every 20 core samples. Data acquired by sampling, analysis and test work is reviewed prior to use in estimation. The Waihi protocol requires CRM (standards) to be reported to within two standard deviations of the Certified Value.
The sampling methods have been considered by qualified persons as acceptable, meet industry-standard practice and are acceptable for Mineral Resource and Mineral Reserve estimation and mine planning purposes. The quality of the analytical data is reliable and sample preparation, analysis and security are performed in accordance with exploration best practices and industry standards.

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Internal and external data verification programs and audits are performed on a regular basis. This work supports the geological interpretations and the database quality and therefore supports the use of the data in Mineral Resource and Mineral Reserve estimation and in mine planning.
Mineral Processing and Metallurgical Testing
With more than 36 years of proven operating performance across the Waihi District, there is a high level of confidence that the Waihi process flowsheet is well suited to the mined rock composition and associated mineralization. Significant operating experience and metallurgical test work data have been accumulated over the life-of-mine informing the development and selection of processing options for future orebodies.
Metallurgical test work on Wharekirauponga mineralization has been used to generate recovery and throughput estimates for inclusion in the WUG technical and financial models. To support the test work program, a geometallurgical matrix was developed identifying the main gold bearing domains and composites targeted for metallurgical analysis. The basis was that the existing grind/leach process would be suitable for treatment of the WUG orebody.
Test work results support ongoing use of the existing Waihi plant flowsheet, with plant expansions to enable higher WUG throughput rates. Metallurgical analysis also confirmed that the existing P80 targets of 75 µm for open pit ores and 53 µm for underground ores can be expected to continue to deliver gold recoveries of greater than 90%.
Please see “Processing and Recovery Operations” below for additional information.
Mining Operations
MUG
MUG is accessed via the existing Favona portal through the existing Trio and Correnso workings and shares the ventilation development and shafts as well as the underground workshop, crib room and dewatering systems.
Development of MUG commenced in mid-2019. Development has focussed on ramp access for Edward, Empire, Rex and Royal mine areas, footwall, fill, and ore drive development, ventilation and secondary egress connections, and drilling platforms. Two portal breakthroughs have been completed in the southwestern corner of MOP and are being used for ventilation and secondary egress purposes and dumping of underground waste into the bottom of the pit.
The development strategy involves mining of declines for access to five main production areas. Access drives are mined to develop drilling and loading levels, generally intersecting the orebodies centrally. Access drives are spaced generally at 14 metres to 18 metres vertically over the height of the mine floor to floor primarily to limit blast vibration, but this also assists hanging wall and footwall stability. Ore drives and access drives will be developed in both directions along strike from the access drives. Stockpiles are mined off the decline and in levels for truck loading.
The key differences with recent operating practices involve the development of footwall drives, crosscuts and pass systems in selected locations mainly confined to Edward, Empire East and Empire West to backfill the historical workings. Crosscut spacing is generally at 15 metres. Historical stopes are backfilled to provide both regional and local stability.

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There are permit conditions on blasting and backfill constraints at MUG, and Modified Avoca mining was selected as the preferred mining method.
Approximately 50% of the Mineral Reserves estimate will involve the extraction of remnant skins in the footwall or hanging wall of previously mined (historical) stopes, or the extraction of both remnant skins. Historical backfill may also be mined, as this material may be above the cut-off grade. However, as this material is currently classified as Inferred Mineral Resource, it is not included in the Mineral Reserves estimate.
Following operating practices and detailed studies over the last nine years, the following methods are applied for the extraction of remnant areas, adjacent to historic workings:
•Modified Avoca method whereby the historic stope is backfilled with cemented fill prior to stoping and the remnant skin is extracted by conventional modified Avoca using rockfill in a bottom-up sequence that exposes the cemented fill;
•Modified Avoca method adjacent to the collapsed historic stope where backfill with CRF is not feasible and a stand off from the historic wall of three metres is maintained with lower estimated recoveries, higher dilution;
•Remote, side ring method where the historic backfill is extracted together with remnant wall rock in a top-down sequence with cemented backfill; and
•Transverse stoping method where the historic backfill is extracted together with remnant wall rock in a top down or bottom-up sequence with cemented or rock backfill.
The side ring and transverse mining method for the extraction of remnant skins and historic backfill use conventional drilling and remote loading methods. This method involves additional waste development adjacent to the remnant stopes, which increases overall development quantities and mining costs. Permit conditions and the mining method require all stopes and selected developments to be backfilled.
WUG
There is currently no mining at WUG, as design and development continues.
A geotechnical field characterization program has been undertaken to assess the expected rock quality. This program included logging core, laboratory strength testing, in situ stress measurements and oriented core logging of jointing. The results of this program have provided adequate quantity and quality of data for PFS-level design of the underground workings.
A geotechnical assessment of the orebody shape and ground conditions has determined that a combination of longhole open stoping in wide areas and modified Avoca stoping in narrow areas are appropriate mining methods. Stopes have been sized to maintain stability once mucked empty. Within the wider areas, a primary/secondary extraction sequence with tight backfilling allows optimization of ore recovery while maintaining ground stability. Primary stopes and selected secondary stopes will be backfilled with cemented rockfill. The design has been laid out using empirical design methods based on similar case histories. The modelling results confirm that stopes and access drifts are predicted to remain stable during active mining.

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Stope optimization was completed on the Mineral Resource model based on a level interval of 20 metres high. In the wider transverse stoping areas, the stope length was set to 15 metres along strike and the maximum width limited to 20 metres, whereas in the narrower Avoca areas, stope length was based on geotechnical considerations.
Within the transverse mining area, each stope has a five metre by five metre access located at the bottom of the stope. Top accesses (also five metre by five metre) are designed to give access to stopes on the next level and to allow for backfilling. The stopes will be drilled from the top and rings will be blasted from the end of a stope toward the footwall access. The blasted material will be mucked using tele-remote equipment. A primary/secondary stoping sequence will be used. The stopes will be connected to a level access located in waste material and to the main ramp, which is located in the footwall. Each level access is connected to the ventilation system. Ore will be mucked from the bottom stope access using 17 tonne loaders and loaded into 50 tonne trucks for haulage to surface.
The underground mine production schedule is based on the productivity rates developed from a combination of existing MUG benchmarking, first principles and benchmarking against similar projects where applicable. The schedule was completed based on mining operations occurring 365 days/year, seven days/week, with two 12 hour shifts each day. A production rate of approximately 2,200 ore tonnes per day is targeted, with ramp-up to full production in 2033.
The surface works involving service trench, bulk earthworks and expansion of the water treatment plant is underway. Underground portal development is scheduled to begin in mid-2026. Portal development is required before the decline access can begin. Material development ore is anticipated to be achieved in 2032 with first production from the stopes scheduled to occur in 2033 and last through to 2038 based on the current Mineral Reserves estimate. Further exploration is planned to be undertaken with the objective of increasing the known Mineral Resources and Mineral Reserves.
Processing and Recovery Operations
A conventional process is used for gold recovery at the Waihi Operation. The processing plant has been operational since 1988, undergoing a major upgrade in 1999 to increase overall throughput capacity and a minor upgrade in 2006 to allow campaign treatment of underground ore. Its current throughput capacity is approximately 0.7 Mtpa when milling 100% underground ore.
Ore is processed using a SABC grinding circuit with a secondary pebble crusher, followed by carbon-in-pulp (CIP) leaching. Gold is absorbed onto carbon then stripped in solution, passed through electrowinning and smelted to produce gold doré for sale.
Considerable operating experience and metallurgical test work data have been accumulated over the life-of-mine, and this informs the development and selection of processing options for future orebodies. Metallurgical test work on MUG and WUG orebodies supports ongoing use of the existing Waihi Operation flowsheet with plant expansions to enable higher throughput rates. These expansions are expected to be timed to align with the development of WUG. Key elements of the expansions include: installation of an upstream jaw crusher; replacement of the 1.2 MW ball mill with a 1.8 MW tower mill; refurbishment of the adsorption circuit; and new pumps and pipework for delivery of tailings to TSF3. Such expansions are expected to increase throughput capacity to 0.8 Mtpa of underground ore.

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Infrastructure
The modern Waihi Operation has been in production since 1988 with site infrastructure developed to support the MOP and MUG operations. MUG uses the existing process facilities, tailings storage, water treatment facilities and other site infrastructure. The power supply is provided from the national grid and supplied to the site substation at the processing plant area, with supplementary diesel generation being used until the power supply upgrade is completed.
On December 18, 2025, we received permit approval for the Waihi North Project. We are now permitted to develop WUG and the associated surface infrastructure, expansion of the current processing plant and water treatment plant and the construction of a new TSF.
Early works, detailed design and project activities continued to advance at Waihi North Project in the fourth quarter of 2025. Access, drainage and pre-stripping commenced in January 2026 at the Willows site in preparation of the Willows bulk earthworks. The construction of the five kilometre services trench that will convey power, water and communications from the existing Waihi operations to the Willows surface facilities, and the civil works at the expanded water treatment plant site, are progressing well. Both projects are planned for completion by the second quarter of 2026, which will enable the decline and underground development work to commence.
The mining contractor for the tunnelling of the underground mine was selected in the fourth quarter of 2025 and is expected to mobilize and begin tunnelling in the first half of 2026. New surface facilities and infrastructure will be required for mining of WUG, including a new tailings dam and temporary waste rock disposal, water treatment expansion and power supply upgrade. The Willows property, adjacent to the Coromandel Forest Park, was purchased in 2021. A surface facility area, waste rock stack, containment pond, magazine and parking for employees will be located at Willows and will serve as the access to WUG.
A new tunnel will be developed from Willows to the existing processing plant, to eliminate any surface impacts as the ore is transported from WUG to the mill.
The new TSF3 is to be constructed adjacent to existing tailings facilities at Baxter Road for the Waihi Operation, featuring downstream construction and associated stockpiles, containment ponds and diversion drains.

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Capital and Operating Costs
The table below summarizes the 2025 operating and capital costs for the Waihi Operation:

Operating Costs and Capital Summary 2025
Operating Costs	$M
Mining costs (net of capitalized amounts)	90.6
Process plant costs	21.6
G&A costs	20.2
Royalties, freight, handling and refining costs	5.3
Total operating costs	137.7
Capital and Exploration Expenditures	$M
Sustaining capital	15.9
Capitalized mining	20.6
Growth capital[1]	42.8
Exploration[1]	17.3
Total capital and exploration expenditures	96.6
Unit Metrics	$/t
Mining cost per tonne mined (including allocation of any capitalized mining costs)	90.57
Processing cost per tonne milled	31.10
G&A cost per tonne milled	36.08
Note:
1.       Growth capital and exploration includes Waihi North Project costs, which include study, permitting and property acquisition costs, of $43.0 million and $10.1 million, respectively, for a total of $53.1 million.
Production, Development and Exploration
The Waihi Operation produced 75,125 ounces of gold in 2025 and is expected to produce 60,000 to 75,000 ounces of gold in 2026. Production is expected to vary slightly quarter-to-quarter, with the second and third quarter being the strongest as a result of the planned mine sequence.
The table below summarizes the 2026 capital investment guidance for the Waihi Operation:

Capital Investment Guidance 2026	$M
Sustaining	15
Capitalized mining	15
Growth	160
Exploration	25
Total investments	215
Notes:
1.       Assumes NZD:USD exchange rate of $0.58.
2.       Excludes capital leases.
3.       Capital Investments Guidance range of ± 5%.

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In 2026, total capital investment is expected to be $215 million. Sustaining capital for the year primarily relates to process plant improvements and TSF expansion, and capitalized mining relates to underground development at Martha. The Waihi North Project makes up the largest portion of growth capital, notably including mobilization and tunnelling from the underground mining contractor, site infrastructure and existing processing plant and power upgrades. This includes upgrades to the water treatment plant, services trench, portal construction, commencement of decline development and preliminary work associated with development of the first ventilation shaft.
An increase in exploration drilling is expected in 2026 with approximately 34,000 metres planned across the Waihi District at a planned spend of $25 million (up $7.7 million year-on-year) focused on Mineral Resource growth and conversion at Wharekirauponga and both Mineral Resource conversion and definition of mine-adjacent vein extensions at MUG. Our receipt of permit approval for the Waihi North Project confirms plans to effectively double the number of exploration drill sites and allowable drill rigs during 2026 at Wharekirauponga. This increased activity is expected to commence in the first half of 2026 where the exploration effort will be directed towards converting Mineral Resources to Mineral Reserves, pivoting towards a growth focus in the latter part of the year. Additional effort is being directed to exploration along the trajectory of the tunnel to be constructed to determine whether further resources can be identified.

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Didipio Operation
Certain portions of the following information are derived from and based on the Didipio Technical Report, and are based on the assumptions, qualifications and procedures set out therein. For a more detailed overview of the Didipio Mine, please refer to the Didipio Technical Report, which is available under our profile on SEDAR+ at www.sedarplus.ca and on our website at www.oceanagold.com.
Property Description, Location, Access and Ownership
The Didipio Mine is located in the north of Luzon Island, approximately 270 kilometres north-northeast of Manila, in the Republic of the Philippines. The nearest significant towns are Cabarroguis, in the Province of Quirino, located approximately 20 kilometres to the north, and Kasibu, in the Province of Nueva Vizcaya, approximately 18 kilometres to the west.
There are two alternative routes connecting the Didipio Mine by road to the port facilities at Manila and Poro Point, La Union. The main route, approaching from the north via the Municipality of Cabarroguis, is an all-weather route suitable for heavy trucks and bulk freight. The secondary access, approaching from the South via the Municipality of Kasibu, is also an all-weather route and is suitable for smaller trucks and light vehicles.
Following the completion of the Philippines Offering on May 13, 2024, we hold an 80% interest in OGP, which owns the Didipio Mine. Please see “General Development of the Business – 2024 Developments” for more information with respect to the Philippines Offering.
Please see “Mineral Permits and Regulatory Matters” below for information relating to the nature and extent of our title to the Didipio Mine, applicable royalties and permitting matters. Please also see “Environmental and Social Matters” below.
History
The Didipio area was first recognized as a gold province in the 1970s, when alluvial gold deposits were discovered in the region. There had been no large-scale mining at Didipio at that time and there were no records of artisanal mining.
In May 1975, Victoria Consolidated Resources Corporation and Fil-Am Resources Inc. entered into an exploration agreement with a syndicate of claim owners who had title to an area covering the Didipio valley and undertook exploration activities, including a stream geochemistry program between 1975 and 1977. Marcopper Mining Corporation subsequently investigated the region in 1984, and Benguet Corporation examined the Didipio area in September 1985.
In April 1985, the Didipio area was explored by a consultant geologist engaged by local claim owner Mr. Jorge G. Gonzales, Sr. This was followed by further investigation by Geophilippines Inc. (“GPI”) in September 1987, after which GPI submitted mining lease applications in November 1987. In 1989, Cyprus Philippines Corporation (“CPC”) and subsequently Arimco NL (as Arimco Mining Corporation (“AMC”) in the Philippines) entered into an agreement with GPI and Mr. Gonzales to explore the Didipio area. Between April 1989 and December 1991, an exploration program was carried out. Subsequently, Climax Mining (“Climax”) acquired control of AMC (later renamed to Climax-Arimco Mining Corporation (“CAMC”) and 100% of the interest of Cyprus Philippines Corporation and Arimco NL in the Didipio Mine in 1992.

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The FTAA was executed in June 1994 and was subsequently assigned from CAMC to Australasian Philippines Mining Incorporated (“APMI”) (a subsidiary of CAMC, which was renamed to OGP in 2007). Prior to our acquisition, previous explorers had drilled a total of 230 diamond drill holes totalling 62,769 metres. The drilling metres were mostly for Mineral Resource delineation of the Didipio porphyry gold-copper deposit, with a small percentage of drilling in nearby prospects that include True Blue, D’Fox, San Pedro, D’Beau, and Morning Star. While there were mineralized drill intersections at True Blue and D’Fox, there was no exhaustive follow-up programme to delineate resources on these prospects.
Prior to acquisition by OceanaGold, previous explorers had drilled a total of 230 diamond drill holes totalling 62,769 metres. The drilling metres were mostly for resource delineation of the Didipio porphyry gold-copper deposit, with a small percentage of drilling in nearby prospects.
Geological Setting, Mineralization and Deposit Types
Geology
The Didipio area is situated within the southern part of the meridional Cagayan Valley basin in north-eastern Luzon and is bounded on the east by the Sierra Madre Range, on the west by the Luzon Central Cordillera range and to the south by the Caraballo Mountains. The regional geology comprises late Miocene volcanic, volcanoclastic, intrusive and sedimentary rocks overlying a basement complex of pre-Tertiary age tonalite and schist, which have been interpreted to represent an island arc depositional and tectonic setting.
The Didipio deposit is hosted within the multiphase Didipio Stock, which is in turn part of a larger alkalic intrusive body, the Didipio Igneous Complex. The local geology comprises north-northwest trending, steeply east-dipping composite monzodiorite intrusive, in contact with volcaniclastics of the Mamparang Formation. The monzodiorite lies in a circular topographic depression that is coincident with a circular IP anomaly.
Mineralization and Deposit Types
The deposit is a gold-copper alkalic porphyry system, roughly elliptical in shape at surface (450 metres long by 150 metres wide) and with a vertical pipe-like geometry that extends to at least 800 metres below the surface. Alkalic porphyries are a class of gold-copper deposits that are characterised by a lack of significant hydrothermal quartz, low sulfur content, and a potassic core with a sodic alteration halo. They are typically formed in post-collision rift zones and are really much smaller than the large calc-alkaline porphyries such as is observed in South America. The mineralization is closely associated with a zone of potassic feldspar alteration, the extent of which is marked by the Didipio Ridge, approximately 400 metres long and rising steeply to about 100 metres above an area of river flats and undulating ground.
Chalcopyrite and gold, along with pyrite and magnetite, are the main metallic minerals in the deposit. Higher grade gold and copper mineralization is closely associated with the Balut Dykes and Quartz Breccia, both of which are elongated along the north-south trending, steeply north-east dipping Tatts Fault Zone.
The deposit was oxidized from the surface to a depth of between 15 metres and 60 metres, averaging 30 metres. The oxide zone formed a blanket over the top of the deposit. A five metre to 15 metre-thick transition zone was present over most of the deposit.

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Mineral Permits and Regulatory Matters
Financial or Technical Assistance Agreement (FTAA)
The Didipio Mine is operated under the FTAA with the Philippine Government, which grants title, large-scale exploration, development and mining rights within a fixed fiscal regime. The FTAA was executed in June 1994 and was renewed in July 2021 with the execution of the FTAA addendum and renewal agreement (the “FTAA Addendum and Renewal Agreement”) for an additional 25-year period, commencing in June 2019. The FTAA carried a minimum expenditure commitment of $50 million, which has now been exceeded.
The Didipio Mine is subject to several ongoing obligations under the FTAA to ensure that Didipio is operated in accordance with the social and environmental policies developed by the Philippine Government and enacted under the Philippine Mining Act of 1995 (“PMA”). Our compliance with the FTAA is measured by the implementation of the approved work programs, verified through regular compliance monitoring audits by the regulators, submission of periodic reporting requirements and payment of fiscal obligations, among others. In addition, other approvals required to be maintained under the FTAA contain conditions relating to community consultation that are required to be satisfied, including our Environmental Compliance Certificate (“ECC”).
The FTAA Addendum and Renewal Agreement imposed certain additional obligations, including each of the following, all of which have been satisfied:
•Establishing and funding additional social development funds comprising each of the (a) Community Development Fund (“CDF”) (1% of our gross mining revenue (calculated as sales less freight, handling, and refining costs) from the preceding calendar year) for the sustainable social, economic and cultural development of the communities in the region, and (b) Provincial Development Fund (“PDF”) for the provinces of Quirino and Nueva Vizcaya (0.5% of the gross mining revenue from the preceding calendar year);
•Transferring our principal office to either Nueva Vizcaya or Quirino by July 2023, which was completed in February 2022 when our principal office was transferred to the Didipio Mine, Didipio, Kasibu, Nueva Vizcaya;
•Listing of at least 10% of common shares of OGP on the PSE by July 2024, which was completed in May 2024 pursuant to the Philippines Offering (please see “General Development of the Business – 2024 Developments” for additional information on the Philippines Offering);
•Offering not less than 25% of the annual gold doré production of the Didipio Mine to the Bangko Sentral ng Pilipinas, the central bank of the Philippines, to be purchased at a fair market price; and
•Reclassifying the 2% NSR paid or due to the Addendum Claimowners under the Addendum Agreement (defined below) after July 2021 as part of allowable deductions against net revenue (please see “Mineral Permits and Regulatory Matters – Entitlements of Addendum Claimowners” below for more information on the mining claims of certain claim owners).
The fiscal regime under the FTAA is governed by the principle that the Philippine Government expects a reasonable return in economic value for the exploitation of non-renewable natural resources under its national sovereignty. Based on this principle, we share with the Philippine Government in the net revenue (as

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defined by a formula) arising from the operations of the Didipio Mine on a 60%/40% basis. Hence, the Philippine Government receives 60% of the net revenue while we receive the remaining 40%.
For the purposes of the FTAA, “net revenue” is the gross mining revenue from commercial production from mining operations, less allowable deductions for, among other items, expenses relating to mining, processing, marketing and continuing mineral exploration, consulting fees, mine development, depreciation of capital assets, and certain specified overheads and interest on loans. The FTAA Addendum and Renewal Agreement reclassified the 2% NSR due to the Addendum Claimowners as a deduction from gross mining revenues rather than part of the Philippine Government’s share on net revenue. Please see “Mineral Permits and Regulatory Matters – Entitlements of Addendum Claimowners” below for more information with respect to the 2% NSR.
The Philippine Government receives 60% of the net revenue less costs, taxes, duties, fees and other expenses paid or accrued, provided that payments made in any contract year of an expense accrued the previous year and already charged against the Philippine Government in the previous year shall no longer be chargeable. The chargeable costs and expenses also include:
•2% NSR paid or due to the Addendum Claimowners with respect only to a certain area indicated in the Addendum Agreement;
•8% free carried interest in OGP equivalent to the Addendum Claimowners’ free carried interest after full recovery of our pre-operating expenses and property expenses and with respect only to a certain area indicated in the Addendum Agreement (please see “Mineral Permits and Regulatory Matters – Entitlements of Addendum Claimowners” below for more information with respect to the 8% free carried interest); and
•Any tax due on dividend payments to OGP stockholders and any tax due on interest payments on foreign loans extended to OGP by its stockholders, unless legislation is required to allow the deduction of the foregoing amounts, in which case the deduction shall be made only after the appropriate legislation has been passed.
The FTAA provides that we or our assignees shall be required, after ten years from the recovery of pre-operating expenses and property expenses under the FTAA or 20 years after the effective date of the FTAA, whichever is later, to divest our equity within a period of one year by either: (a) disposing 60% of our equity holdings (or such lesser equity requirement as may be imposed by law at that time) to be a qualified entity to Filipinos or any Philippine juridical entity at the end of such year; or (b) allowing the terms of the FTAA to continue to govern the relation of the parties therein and by disposing 60% of our equity holdings (or such lesser equity requirement as may be imposed by law at that time) to be a qualified entity to Filipinos or any Philippine juridical entity. The one-year divestment period may be extended by the Department of Environment and Natural Resources (“DENR”) Secretary if there are justifiable economic reasons warranting the extension, and if the divestment requirement is met, we can, at our option, avail of the rights and privileges of converting the FTAA into a mineral production sharing agreement, in which case the revenue sharing under the FTAA shall no longer apply.
In a letter dated October 1999 from the DENR Secretary, the DENR stated that it does not interpose any objection to the deletion of the divestment requirement, as the PMA and its implementing rules and regulations do not prescribe or impose any mandatory divestment requirement on mining companies. The

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deletion of the divestment requirement was not discussed during the FTAA renewal process and the FTAA Addendum and Renewal Agreement does not address the divestment provision in the FTAA. There is no assurance that the Philippine Government will not invoke or enforce such divestment provision. Please see “Risk Factors” for additional information.
The Didipio FTAA is not covered by the new fiscal regime mandated by Republic Act No. 12253 of the Enhanced Fiscal Regime for Large-Scale Metallic Mining Act, which was signed into law in September 2025.
The Didipio Mine is located within the area defined under the Partial Declaration of Mining Feasibility (“PDMF”) approved by the DENR in October 2005. We retain the right to seek further partial declarations of mining feasibility in the future over other deposits in the broader area covered by the FTAA. The PDMF permits the operation and development of the Didipio Mine. As part of the requirements relating to the PDMF, we submit a three-year utilization work program for commercial production to the Mines and Geosciences Bureau (“MGB”). In December 2023, the MGB approved our three-year work program for the years 2023 to 2025 and, in October 2025, we submitted our three-year work program for 2026 to 2028.
Entitlements of Addendum Claimowners
The Addendum Claimowners are entitled to a free carried interest of 8% of OGP and to a 2% NSR royalty, in each case with respect only to a certain area as defined in an addendum agreement with a syndicate of original claim owners, led by the late Mr. Jorge G. Gonzales, Sr. (the “Gonzales Group”), in respect of a portion covered by the FTAA, including the PDMF area in its entirety, which incorporates the Didipio Mine (the “area of interest”) (such agreement, the “Addendum Agreement”) and the FTAA. Under the Addendum Agreement, the Addendum Claimowners will be entitled to a free carried interest of 8% of OGP.
It is expected that the 8% free carried interest will be reflected as an equity interest in the capital stock of OGP through the issuance of new shares in OGP to the Addendum Claimowners. However, there are two pending cases with respect to the Addendum Agreement. Please see “Legal Proceedings and Regulatory Actions – Didipio Mining Claims” for additional information.
Under the Addendum Agreement, the shares of stock corresponding to the 8% interest of the Addendum Claimowners in OGP, when issued, shall have voting rights and shall have similar rights and privileges as those of the shares of stock of the other shareholders holding the remaining 92% of the equity of OGP in respect of voting rights and distribution of dividends. Thus, apart from voting rights, the 8% free carried interest will entitle the Addendum Claimowners to a proportionate share of any dividends declared from the net profits of OGP after full recovery of our pre-operating expenses and property expenses and with respect only to the area defined therein. Pursuant to the FTAA, any entitlements flowing to the Addendum Claimowners after recovery of pre-operating expenses and property expenses form part of the Philippine Government’s share in the net revenue.
The Addendum Claimowners are also entitled to a 2% NSR in respect of a certain area defined in the FTAA. Under the original FTAA, the NSR due to the Addendum Claimowners are considered part of the Philippine Government share in net revenue and therefore borne by the Philippine Government in its entirety. However, under the FTAA Addendum and Renewal Agreement, the 2% NSR due after July 2021 is classified as part of allowable deductions against net revenue and therefore shared 60%/40% between the Philippine Government and us, respectively.

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Under the Addendum Agreement, the payment of the 2% NSR shall commence upon actual production from the area of interest and shall be derived and payable by OGP from the sale of gold doré and/or copper concentrate and other by-products from the operation of the area of interest.
We have accrued as a liability in the accounts of OGP the 2% NSR since the commencement of actual production in 2013 pending the final resolution of the outstanding cases. Please see “Legal Proceedings and Regulatory Actions – Didipio Mining Claims” for additional information. The timing of cash settlement of the accrued NSR remains dependent on resolution of the proceedings. As of December 31, 2025, we have accrued as a liability in the accounts of OGP $69.6 million ($63.3 million of royalties and $6.3 million related to free-carried interest) pertaining to this claim.
Environmental and Social Matters
In addition to regular monitoring, inspection and verification mine visits by the MGB, Environmental Management Bureau (“EMB”) and the DENR, operations are also monitored for compliance with the annual Environmental Protection and Enhancement Program (“EPEP”) and other environmental laws by the Mine Rehabilitation Fund Committee (“MRFC”) and the Multipartite Monitoring Team (“MMT”). The MMT is composed of 14 members representing national governmental authorities, local government units and communities in the provinces of Nueva Vizcaya and Quirino and certain NGOs.
The ECC specifies environmental management and protection requirements, including the submission of an annual EPEP, Final Mine Rehabilitation & Decommissioning Plan (FMR/DP) and Social Development and Management Program (“SDMP”).
Under the PMA, OGP is required during mining operations to allot annually a minimum of 1.5% of operating costs for the SDMP, whereby 75% of the 1.5% shall be apportioned to the development of host and neighboring barangays. The remainder of the amount is utilized for the development of mining technology and geosciences and for public awareness and education on mining and geosciences. OGP also allocates funds equivalent to 10% of the approved exploration work program budget for the Community Development Program to be implemented, in the areas where OGP is undertaking exploration activities.
The SDMP aims to facilitate sustained improvement to the living standards of the host and neighbouring communities by helping to define, fund and implement development programs. We work collaboratively with the MGB, local government units of the host and adjacent communities, and local contractors to complete SDMP projects.
Under the FTAA Addendum and Renewal Agreement, OGP is required to annually allot an amount equivalent to 1% of gross mining revenues of the preceding year for the CDF and an amount equivalent to 0.5% of the gross mining revenues of the preceding year for the PDF. These additional social development funds, which are included as an allowable deduction in the computation of net revenue, contribute to the sustainable social, economic and cultural development of the communities in the region.
OGP holds the permits, certificates, licences and agreements required to conduct current operations for the Didipio Mine. The ECC issued was last amended on April 26, 2022 to increase the processing plant throughput from 3.5 Mtpa to 4.3 Mtpa.

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Exploration
Exploration from 2015 to 2019 involved fieldwork and a series of drilling campaigns within the FTAA area. The drilling was focused on testing targets generated from various data sets, including geological and alteration mapping, rock chip sampling, stream sediment geochemistry, soil sampling, and deep imaging geophysics.
Exploration and Resource definition activities were placed on hold between July 2019 and February 2022 due to the ongoing FTAA renewal process. Regional exploration activities were restarted in 2023 with drilling completed at Napartan in 2024 before the expiry of the exploration period in August 2024. In September 2024, we obtained approval for a five-year extension of the exploration period under the FTAA from 2024 to 2029. Drilling of near-mine targets at True Blue and D’Fox were initiated in 2025 and is expected to continue in 2026.
Regional surface exploration drilling commenced at the Napartan prospect in 2024, with a total of four drillholes completed for 626 metres, targeting mineralized pegmatitic dykes identified in muck-out samples sourced from abandoned small scale mining adits and an associated copper-gold geochemical anomaly. A 2,000-hectare airborne drone magnetic geophysics survey was subsequently initiated at Napartan during the fourth quarter of 2024 and completed in February 2025. Drilling was restarted at Napartan in July 2025 completing ten holes for 4000 metres. The Napartan drillholes returned insignificant assay results and the drilled area was included in the Annual Relinquishment Report submitted in December 2025.
Please see “Production, Development and Exploration” below for information relating to our planned exploration activities in 2026.
Drilling
Underground Drilling
Drilling recommenced underground in February 2022. Three drill rigs operated underground from May 2024 from the 2160 mRL Resource Definition drill platforms. However, all underground drilling was suspended in September 2024 due to inundation of the lower levels of the mine resulting from extensive rainfall associated with a succession of typhoons impacting the area. Following dewatering of the lower levels in 2025, underground drilling restarted in the first quarter of 2026. Drilling will focus on the Northern Monzonite, Eastern Monzonite and Eastern Breccia (“EBX”) in Panel 3 and Panel 4. Additional intercepts of Balut Dyke, located immediately north of the Syenite Porphyry, confirm the strike extent of the Northern Balut Dyke below 2100L.
Surface Drilling
During 2025, a total of 5,700 metres were drilled from surface at prospects within the FTAA including True Blue, D’Fox and Napartan. At D’Fox, located approximately 3 kilometres southeast of the Didipio Mine, six holes for 2,500 metres were completed, and additional follow-up is pending. At True Blue, an area of known mineralization 800 metres northeast of the Didipio Mine, 1,000 metres of resource conversion drilling were completed.
At Napartan, five holes for 2,200 metres were drilled, completing the planned drill program. Based on the results received from the Napartan prospect and in line with requirements of the FTAA, a total area of 1,957 hectares was relinquished on December 31, 2025, which included Napartan.

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As at December 31, 2025, the drill hole database for the FTAA area contained records of 3,452 holes for a total of 278,888 metres drilled.
In December 2025, we submitted with the MGB our Annual Relinquishment Report and relinquished the above-mentioned 1,957 hectares, bringing our FTAA contract area to 5,000 hectares, the maximum contract area allowed to be retained under the PMA and FTAA. With this, the final property boundary has been established.
Full year exploration expenditure for 2025 totalled $5.5 million.
Please see “Production, Development and Exploration” below for information relating to our planned drilling in 2026.
Sampling, Analysis and Data Verification
Starting from 2015, PQ (85-millimetres diameter) and HQ (63-millimetres diameter) diamond core was cut in half. Half core is assayed and the other half is retained. NQ (47-millimetres diameter) core is submitted whole for assaying. All core is submitted in one metre sample intervals except where sample intervals are split to align with lithology. Drill core is submitted to the independent SGS laboratory on site and staffed with SGS employees. Reverse circulation (“RC”) holes were sub-sampled either through a cone splitter (Schramm) or riffle splitter (Edson). Blast holes were sub-sampled with a riffle splitter. Underground channel sampling is ongoing as the mine develops.
The SGS sample procedure is as follows: oven dry samples; crush using jaw crusher to approximately four millimetres in size; crush using Boyd crusher into approximately two millimetres in size, and dry screen every 20th sample; split 15% of the sample using BOYD-RSD; pulverize 750 gram to one kilogram samples to 75 µm and wet screen every 20th sample; and riffle split to 250 grams for assaying and 250 grams as pulp retention.
The samples obtained are handled and managed according to documented standard procedures. The entire sample handling process from acquisition, transport and delivery, sample preparation and analysis is supervised and/or monitored by Didipio Mine geology personnel. There is no identified area in the sample chain of custody which can result in mishandling or altering of samples.
SGS undertakes the assay analysis at the Didipio Mine. Fire assaying is used for the standard gold assay procedure and Atomic Absorption Spectrometry (“AAS”), Inductively Coupled Plasma (“ICP") and X-Ray Fluorescence (“XRF”) procedures are used for the standard copper assay procedure.
Since commissioning of the SGS onsite laboratory, all samples from near-mine exploration have gone directly from point of collection to the onsite SGS laboratory or for drill core via the onsite core shed. The core is photographed, split by a core saw (HQ and PQ sized core) and sampled every metre at the onsite core shed. The samples are uniquely numbered with two QA/QC Certified Reference Material (“CRM”) and one quartz blank sample inserted for every batch of 50 samples. The CRMs are typically low-grade CRM and medium grade CRM. The quartz blank sample is normally below detection limits. Thereafter, all drill core samples are transported by a technician or geologist directly from the onsite core shed to the onsite SGS laboratory. Upon arrival at the onsite SGS laboratory, samples are checked by the SGS staff in the presence of the mine or exploration geology representative. SGS inserts an additional six QA/QC check samples.

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Performance for standards, blanks, field duplicates and laboratory repeats are considered acceptable. SGS field duplicates returned acceptable precision compared to original assays for both gold and copper.
Mineral Processing and Metallurgical Testing
A detailed design was prepared for the processing plant in February 2011 and site construction of the plant commenced in November 2011. First ore was introduced to the plant in December 2012, and commercial production was achieved in April 2013.
Operational plant performance since the commencement of operations provides comparison data assisting in validating the recovery models developed in the prior feasibility phase and plant response to changes in grind size and partial oxidation of older stockpiled feed. The plant is capable of meeting the modelled recovery estimates and the impacts of partial oxidation of surface stockpiles has been studied and categorized for improved production forecasting.
Test work programs have been conducted in several stages as the predominate ore source has changed from open-pit to underground. Several processing options and reagent modifications are under evaluation to increase metallurgical performance of stockpile material. To further investigate the variability of the different ore types, future ore test work programs were conducted in 2024 with both external and internal laboratories. The project aimed to evaluate the variability in ore metallurgical parameters (competency, work index, gravity, copper and gold recoveries) between the ore types sampled from the Didipio underground. Data is used to develop models that will estimate the influence of geological and mineralogical attributes of these ore types to plant performance.
A future ores testing program has been maintained with progressive testing with the availability of fresh core from infill drilling programs to allow variability testing to be undertaken and increase the knowledge of recovery and ore competency for production planning. Current test work is focused on developing independent throughput and recovery models for open-pit stockpiles and underground ore.
Please see “Processing and Recovery Operations” below for additional information.
Mining Operations
Open Pit Mining
Open pit mining ceased at Didipio in 2017.
Underground Mining
The underground project commenced in March 2015 with the construction of the underground portal and continued development occurring since then with first production occurring in December 2017. The long hole open stoping method (“LHOS”) is employed underground at the Didipio Mine for the extraction of underground ore. LHOS allows for a high degree of mechanization and good mining selectivity, high mining recovery and scheduling flexibility. A primary/secondary stoping sequence is utilized where primary stopes are separated by a secondary stope. Extraction of the secondary stope can only occur after the two immediately filled adjacent primary stopes have been mined, backfilled and have time to cure.
Stope dimensions vary depending on their location within the orebody. On the eastern side of the orebody in the monzonite zone, stopes are up to 60 metre high whereas in the breccia zone on the western side of the

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orebody, more conservative stope dimensions are adopted due to poorer ground conditions. These include, where required, significant stope crown support to prevent unravelling. Paste backfill is utilized for backfilling of all stope voids. A top-down sequence beneath paste fill is employed.
The Western Breccia zone has been subjected to recent studies and optimization due to poor ground conditions. A small section of bottom-up mining and smaller stope sizes planned to mitigate any potential unravelling due to these conditions has been trialled with good success. The extraction sequence in the Western Breccia is geotechnically constrained and planned to be mined slower than previous versions of the mining schedule resulting in a diversion of a portion of ounces from this zone to later years of the LOM. This strategy strives to provide a safe and sustainable production sequence that maximizes metal recovery.
The current decline face has advanced to the 2133 mRL. Approximately 47 kilometres of lateral development remains in the mining schedule which includes capital development in the lower part of the mine to establish production levels down to the 1980 mRL and associated active dewatering and critical pumping infrastructure including Capital Pump Station 1 (“CPS1”). Lateral development rates of just under 8 kilometres a year are required from 2027 to 2029 before tailing off once capital development is complete at depth in 2030 per the current schedule. Additional capital development will be required if drill conversion programs in Panel 3 and 4 are successful, however are not considered in mine schedules or capital cost estimates for this report.
Historic haulage rates from the Didipio underground has achieved annual rates exceeding 1.6 Mtpa and instantaneous rates in excess of 2.5 Mtpa but these have not been sustained due to various interruptions to production, including poor performance of Breccia stopes on the western side of the orebody and inundation of the lower levels of the mine following typhoons in 2024, with the lower levels of the mine remediated in late 2025.
A PFS has been undertaken to assess increased throughput from the underground mine. Results from the study show that throughput rates in excess of 2.5 Mtpa can be achieved with additional mining fronts at depth available and upgrades to existing pumping, electrical and paste fill infrastructure. Planned production rates from the underground in 2026 is 1.9 Mtpa, increasing to 2.1 Mtpa in 2027, 2.2 Mtpa in 2028, and 2.6 Mtpa in 2029, in line with the commissioning of planned dewatering and primary ventilation infrastructure to support the increased mining rates. Production from the underground is complete in 2037 based on current Mineral Reserves.
Processing and Recovery Operations
Recovery of copper and gold at Didipio is achieved from the use of froth flotation following a conventional SAG Mill – Ball Mill – Pebble Crushing grinding circuit and gravity recovery circuit, which produces both a gold-copper concentrate and a gold doré. Considerable operating experience has been accumulated over the life of the mine having operated since 2012. Following processing of first ore in December 2012, and the first concentrate shipments in April 2013, the processing plant has achieved targeted utilization rates greater than 95% when required and processing rates greater than 4.1 Mtpa. Copper and gold recovery rates have been in line with forecast rates used in the production planning process.
Progressive improvement projects continue to be implemented. The installation of additional gravity gold equipment to target coarser gold in the underground ore was completed in 2022 along with the addition of pH

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modifier in the flotation circuit to counteract impacts from underground paste dilution in the feed in 2024 to aid metal recovery.
Processing throughput is planned to ramp up to 4.3 Mtpa, the currently permitted limit, in 2027. Average gold recovery over the LOM is 88.2% whilst average copper recovery is 89.5%. Open-pit stockpiles are expected to be exhausted in 2032 with a small amount of residual material that makes up the current ROM pad processed in 2037.
Infrastructure
Construction of the Didipio Mine commenced in 2011 and the mine has been in operation since 2012. Established infrastructure includes a TSF, workshops, camp, water treatment plant, pastefill plant and ore processing facilities.
Power supply for the Didipio Mine is connected to the national grid via a 69kV dedicated line to Bayombong with diesel generators on site providing a backup source. Improvements in power reticulation and delivery has increased reliability and reduced unplanned outages.
The TSF has been designed to accommodate the LOM tailings requirement net of paste backfill. The current construction schedule supports the tailings deposition schedule.
Recently, underground performance has been impacted by the ability to manage periods of higher rainfall. Additional planned dewatering and electrical infrastructure will enable aquifer depressurization at depth, adequate pumping capacity, and ensure there is sufficient latent capacity to manage periods of higher rainfall during typhoon seasons, including surface water diversion projects and upgrades to in-pit dewatering systems.
Upgrades are underway to existing infrastructure to support increased underground throughput including:
•Primary ventilation upgrades to support mining at depth and increased fleet requirements;
•Surface paste plant and underground reticulation upgrades;
•Construction and commissioning of CPS1 in 2027 and other associated dewatering infrastructure including borefields and active dewatering stations; and
•Surface electrical upgrades including an additional 25 MVA substation.

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Capital and Operating Costs
The table below summarizes the 2025 operating and capital costs for the Didipio Mine:

Operating Costs and Capital Summary 2025
Operating Costs	$M
Mining costs (net of capitalized amounts)	60.4
Process plant costs	35.6
G&A costs	44.0
Royalties, freight handling & refining costs	10.4
Total operating costs	156.8
Capital and Exploration Expenditures	$M
Sustaining capital	27.4
Pre-strip and capitalized mining	8.3
Growth capital	7.0
Exploration	5.5
Total capital and exploration expenditures	48.2
Unit Metrics	$/t
Mining cost per tonne mined (including allocation of any capitalized mining costs)	43.33
Processing cost per tonne milled	8.79
G&A cost per tonne milled	13.20
Production, Development and Exploration
The Didipio Mine produced 90,700 ounces of gold and 13,300 tonnes of copper in 2025 on a 100% basis and is expected to produce 85,000 to 105,000 ounces of gold and 13,000 to 15,000 tonnes of copper in 2026 on a 100% basis. The production and cost profile is expected to be relatively even across the year.
The table below summarizes the 2026 capital investment guidance for the Didipio Mine:

Capital Investment Guidance 2026	$M
Sustaining	25
Capitalized mining	10
Growth	20
Exploration	10
Total investments	65
Notes:
1.       Production is on a 100% basis.
2.       Excludes capital leases.
3.       Capital Investment Guidance range of ±5%.
In 2026, total capital investment is expected at $65 million. Sustaining capital for the year primarily relates to mobile fleet upgrades, investments in plant resilience and ongoing investment associated with maintaining mine integrity. Capitalized mining costs relate to continued development of the underground decline and additional fleet requirements as part of the underground mining rate expansion project.

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Exploration expenditure at Didipio in 2026 is focused on underground drilling of Panels 3 and 4 at depth, in addition to some spend on drilling other targets proximal to the mine. Underground exploration drilling has resumed in the first quarter of 2026, with Panel 3 Mineral Resource conversion drilling prioritized. In 2026, approximately 27,600 metre of drilling is planned from underground targeting Panels 3 and 4 and 10,300 metre of Mineral Resource conversion drilling is planned for True Blue. Total exploration expenditure planned for 2026 is $10 million, up from the 2025 actual expenditures of $5.5 million.

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Other Properties
Regional Exploration Program – Philippines
At our 100%-owned Manag project in northern Luzon, Philippines, we received endorsement from the MGB to the Regional National Commission on Indigenous Peoples (NCIP) to conduct the Free Prior and Informed Consent (“FPIC”) process that would allow the approval of the exploration permit that has been suspended. Such process allows for the initiation of exploration activities once completed.
We also have an option to purchase the Manhulayan project in Agusan del Sur, Philippines. In 2025, the MGB approved the restoration of a two-year exploration permit for such project, valid through October 2026. At the same time, MGB excised a portion of the original exploration permit and designated it as a “Small-Scale Mining Area” which was established to formalize and regulate small-scale mining.
Regional Exploration Program – United States
In 2025 and the first quarter of 2026, we continued to advance our regional exploration strategy in the United States on our two earn-in transactions which were completed in 2025.
Brewer (South Carolina)
We have an earn-in joint venture agreement with Carolina Rush Corporation (“Carolina Rush”) relating to the Brewer Gold-Copper Project in South Carolina, U.S. (the “Brewer Project”), located approximately 13 kilometres from Haile, which includes a firm minimum commitment of funding $1.5 million in exploration expenditures in the first year. The agreement provides for an option for us to earn up to an 80% interest in the project by funding up to an aggregate of $20 million in staged exploration expenditures and exercising the underlying Brewer Project option by December 31, 2030.
During the fourth quarter of 2025, approval was received from Carolina Rush’s shareholders for the earn-in joint venture agreement relating to the Brewer Project. Drilling commenced in January 2026, testing deep porphyry style targets.
TJ, Jake Creek, Hot Creek (Nevada)
We have entered into earn-in joint venture agreements with Headwater Gold Inc. (“Headwater”) to explore each of the TJ, Jake Creek and Hot Creek projects in Nevada, U.S., which include a firm minimum commitment of funding an aggregate of $2.5 million in exploration expenditures across the three projects in the first two years. The agreements provide for staged expenditures of up to an aggregate of $65 million across the projects to earn up to a 65% interest in each project, with an option to earn a further 10% interest (for a total of 75%) in each project upon completion of a PFS and granting Headwater a 1% NSR royalty.
In December 2025, the initial drill program at the TJ project to test multiple epithermal vein targets commenced. Approximately 1,350 metres of core drilling were completed over five holes in two target areas. All holes encountered hydrothermal breccias and veining within pervasive epithermal alteration. As of the date of this Annual Information Form, results are pending release by Headwater.
In February 2026, Headwater announced the start of CSAMT and gravity geophysical surveys over the Jake Creek project to better define structures and prioritize drill targets. Detailed mapping has also identified additional epithermal veining in the area.

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Risk Factors
Investment in our securities involves a high degree of risk and should be regarded as speculative due to the nature of our business. Prior to making an investment in our securities, prospective investors should carefully consider the risk factors set out below. Such risk factors could have a material adverse effect on, among other matters, our operating results, earnings, properties, business and condition (financial or otherwise). The risks described below are not the only ones facing us. Additional risks not currently known to us, or that we currently deem immaterial, may also adversely affect our business, exploration and development plans and activities, mining operations, financial condition, results of operations or prospects.
We may not achieve our production estimates, forecasts or Guidance.
We cannot give any assurance that we will achieve our production estimates, forecasts and Guidance for any reporting period or over the life of our operations. Our failure to achieve our production estimates, forecasts and Guidance could have a material adverse effect on any or all our future cash flows, profitability, results of operations, financial condition and reputation.
The realization of production estimates, forecasts and Guidance are dependent on, among other matters: the accuracy of our Mineral Resources and Mineral Reserves estimates; the accuracy of mining assumptions regarding ore grades and recovery rates; geotechnical parameters and ground conditions; physical characteristics of ores; the presence or absence of particular metallurgical characteristics; gold, copper and silver price assumptions; and the accuracy of estimated rates and costs of mining, ore haulage and processing.
Actual production may vary from estimates, forecasts and Guidance for a variety of reasons, including:
(a)geotechnical and geological: the availability of certain types of ores; the inability to process certain types of ores; actual ore mined varying from estimates of grade or tonnage; dilution and geo-metallurgical and other characteristics; the need for sequential development of ore bodies and the processing of new or adjacent ore grades from those planned; mine failures, tailings dam failures, crown pillar failure at Didipio, pit wall instability or slope failures in open cut pits; unusual or unexpected geological conditions.
We also face increased risks, including subsidence, inrush or inundation events related to development in urban areas and extracting around historical workings at Waihi’s MUG. MUG utilizes modified Avoca and remnant mining methods within the historic workings, which results in specific geotechnical risks;
(b)asset and infrastructure: plant and equipment failure; the risk of critical water management initiatives, such as the water treatment plant performance and further upgrades at Haile and Waihi not being implemented successfully resulting in operational delays; power outages, equipment failures or the unavailability or failure of backup or redundancy systems;
(c)external and supply chain: industrial accidents; natural phenomena, such as inclement weather conditions, floods (including water ingress in underground mines), droughts, rock/landslides and earthquakes and related disruption to our supply chain; international conflicts and other geopolitical tensions and events, changes in power and oil, and in turn diesel fuel, costs and potential power shortages; shortages of principal consumable supplies needed for mining operations, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; and

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(d)workforce, legal and regulatory: inability to obtain or maintain necessary permits; labour shortages or strikes; lack of required labour; civil disobedience and protests; blockades; public health epidemics or outbreaks of diseases and subsequent operation stoppage; decisions from legal proceedings; and restrictions or regulations imposed by governmental authorities or other changes in the regulatory environment.
In addition to adversely affecting production, such occurrences could also result in damage to properties, underground mines, open pit mines (including surface stockpile), injury or death to persons, monetary losses and legal liabilities. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable, forcing us to cease production.
Each of the above factors also applies to our development projects not yet in production and to operations that are to be expanded, including at Haile and the Waihi North Project. In these cases, we do not have the benefit of actual experience in verifying our estimates, forecasts and Guidance and there is a greater likelihood that future production forecasts and actual results will vary from the estimates, forecasts and Guidance.
We are subject to various operating risks, which could have an adverse impact on our business, results of operations and financial condition.
In common with other enterprises undertaking business in the mining sector, our mineral exploration, project development, mining and related activities are subject to conditions beyond our control that can reduce, halt or limit production or increase the costs of production, including:
(a)operational hazards and risks: environmental hazards; occupational hazards, including risks of injury or loss of life arising from underground and surface mining activities, equipment operation, ground conditions and exposure to hazardous environments; industrial accidents; catastrophic accidents; significant failure to key equipment used to process materials; fires, explosions and equipment failures; natural phenomena, such as inclement weather conditions (including rainfall), earthquakes, seismicity, natural disasters; open pit and underground floods; geotechnical risks such as pit wall failures, ground movements including impacts to public infrastructure and roads, tailings dam failures and cave-ins; water storage facility failures; pipeline failures; unusual or unexpected geological conditions; and technological failure of mining methods;
(b)development and permitting: the discovery and/or acquisition of Mineral Reserves and Mineral Resources; successful conclusions to feasibility and other mining studies; access to adequate capital for project development and to sustaining capital; design and construction of efficient mining and processing facilities within capital expenditure budgets; the ability to execute on water management initiatives and strategies at our operations resulting in operational delays or the inability to obtain or maintain necessary permits or certifications; the securing and maintaining of title to tenements; obtaining required permits, certifications, consents and approvals; compliance with required permits, certifications, consents and approvals;
(c)supply chain, infrastructure and human resources: the ability to procure major equipment items and key consumable supplies, including explosives, fuels, chemical reagents, water, equipment parts and lubricants, in a timely and cost-effective manner; supply chain/logistics disruptions or delays, including as a result of international conflicts, such as the recent U.S.-Israel-Iran conflict (impacting the wider Middle East); the ability to access reliable and disruption to power supply; and the ability to access road and port networks for the shipment of gold and copper concentrate; an inability to

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secure ongoing supply of equipment, supplies and services at prices assumed within the short and long term mine plans, and assumed within feasibility studies; access to competent operational management and prudent financial administration, including the availability and reliability of appropriately qualified employees, contractors and consultants; labour disputes; and
(d)external and market: changes in market conditions, government policies and exchange rates; industrial disruption; increases in oil prices, and in turn diesel fuel prices, and the cost of equipment and supplies; acts of social activism; international conflicts and other geopolitical tensions and events, including war, military action, terrorism, trade disputes and international responses thereto; changes in the regulatory environment; impact of non-compliance with laws and regulations; blockades or other climate change transition, physical, legal and social-license related risks.
There is no assurance that the foregoing risks and hazards will not result in any or all of the following: death of, or personal injury to personnel; the loss of mining equipment; damage or destruction of our mineral properties or production facilities; delays in, or interruption of, the development of our projects, including at Haile and the Waihi North Project; monetary losses; increased costs; disruptions to operations; deferral or unanticipated fluctuations in production; environmental damage or other impacts; adverse governmental action; and potential legal liabilities. Any of these factors could have a material adverse effect on our business, reputation, financial condition, results of operations and prospects, and could render a previously profitable operation or project unprofitable.
Our Mineral Reserves and Mineral Resources are estimates based on interpretation and assumptions and may yield less mineral production under actual conditions than is currently estimated.
The Mineral Resources and Mineral Reserves figures presented herein are estimated by our qualified personnel. There are numerous uncertainties inherent in estimating Mineral Reserves and Mineral Resources, including many factors beyond our control.
Mineral Resources estimates are necessarily imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. Accordingly, Mineral Resources estimates may require further consideration as more drilling and sampling information becomes available, as actual production experience is gained or as our mining methods are changed. In addition, our Mineral Resources estimates include Inferred Mineral Resources. Inferred Mineral Resources have a great amount of uncertainty as to their continuity and physical properties and their economic and legal feasibility.
The inclusion of Mineral Resources estimates should not be regarded as a representation that these amounts can be economically exploited, and no assurances can be given that such Mineral Resources estimates will be converted into Mineral Reserves. There is no guarantee that the Mineral Resources estimated are capable of being directly reclassified as Mineral Reserves, nor that all or any part of the Inferred Mineral Resources will be upgraded to a Measured or Indicated Mineral Resource category.
Further, operating factors relating to Mineral Reserves, such as the development of the ore bodies or the processing of new or different ore grades, along with lower market prices, increased production costs, and reduced recovery rates may result in a revision of our Mineral Reserves estimates or may render our Mineral Reserves estimates unprofitable to exploit. If we encounter mineralization or formations different from those predicted by past drilling, sampling and similar examinations, Mineral Reserves estimates may have to be

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adjusted in a way that might adversely affect our operations. An extended period of operational underperformance, including increased production costs or reduced recovery rates, may render Mineral Reserves containing relatively lower grades of mineralization uneconomic to recover and may ultimately result in the restatement of Mineral Reserves and/or Mineral Resources estimates. There can be no assurance that any or all our Mineral Reserves will be successfully processed and produced into gold doré or concentrate. Future fluctuations in the variables underlying our Mineral Resource estimates may result in material changes to our Mineral Reserve estimates and such changes could have a material adverse effect on any or all our future cash flows, profitability, results of operations and financial condition.
Our capital expenditure and operating cost estimates may not be accurate.
Capital and operating cost estimates made in respect of our existing mining operations, our growth and development projects, including at Haile and the Waihi North Project, and our exploration activities, including under our earn-in agreements, may not prove accurate. Capital and operating costs are estimates based on the interpretation of geological data, feasibility studies, costs of consumables, anticipated climatic conditions and other factors at the time of making such estimates. Any of the following events, among the other uncertainties described in this Annual Information Form, could affect the ultimate accuracy of such estimates: unanticipated changes in grade and tonnage of ore to be mined and processed; changes in operational conditions; incorrect data on which engineering assumptions are made; delays in construction schedules; unanticipated transportation or other costs; scarcity or disruption in the supply chain; the accuracy of major equipment and construction cost estimates; labour negotiations; changes in government regulation (including regulations regarding prices, cost of consumables, royalties, duties, taxes, permitting, greenhouse gas emissions and restrictions on production quotas for exportation of minerals); decisions from legal proceedings; and technology and title claims.
There is no assurance that we will continue to successfully produce gold doré or copper concentrate or that we will be able to successfully bring new mines into production.
Our ability to sustain or increase the current level of production is dependent on the continued economic operation and development of Haile, Macraes, Waihi and Didipio. No assurances can be given that planned development and expansion projects, including at Haile and the Waihi North Project, will result in additional Mineral Reserves, that planned development timetables will be achieved, that gold or copper production forecasts will be achieved, or that our development or exploration projects will be successful.
Increased costs and tariffs, changes in metal prices, adverse currency fluctuations, availability of construction services, equipment and supplies, labour shortages, cost of inputs or other factors could have a material adverse effect on our business, financial condition, results of operations and prospects, and could impede current gold or copper production or our ability to bring new gold and copper mines into production or expand existing mines.
There is no assurance that we will be able to maintain, improve or complete development of our mineral projects on time or to budget due to, among other matters, changes in the economics of our mineral projects, the delivery and installation of plant and equipment, cost overruns, and the adequacy of current personnel, systems, procedures and controls to support our operations. Any of these matters would have a material adverse effect on our business, financial condition, results of operations and prospects.

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Geotechnical, hydrogeological and other physical conditions may adversely affect our operations.
Our mining operations are subject to geotechnical, hydrogeological and other physical risks that are inherent in the exploration, development and extraction of mineral resources. These risks may increase as operations mature, as open pits deepen and as underground mining progresses to greater depths or into more complex geological environments. Such conditions can give rise to ground instability, pit wall, slope or crown pillar failures, subsidence, seismic events, water ingress, flooding, elevated temperatures or other adverse physical conditions that may be difficult to predict or mitigate.
Adverse geotechnical or hydrogeological conditions may require changes to mine design, sequencing or mining methods, additional ground support or water management measures, or temporary or extended suspensions of operations. In underground operations, unexpected ground conditions or water inflows may affect the stability of excavations, including declines, shafts or ventilation infrastructure, and may result in damage to equipment, delays to development activities or increased operating and capital costs.
Our operations may also be exposed to risks associated with extreme weather events or natural hazards, including heavy rainfall, flooding, landslides, earthquakes, cyclones, wildfires or other natural disasters, depending on location. Such events may disrupt operations, restrict access to mine sites, damage infrastructure or facilities, or adversely affect surrounding communities and the environment.
In addition, our TSFs and other water and waste management infrastructure are subject to geotechnical and hydrological risks. Although these facilities are designed, constructed, operated and monitored in accordance with applicable regulatory requirements and industry standards, there can be no assurance that instability, seepage or failure will not occur. A failure or significant geotechnical incident involving a TSF, dam or pit slope could result in loss of life, environmental damage, regulatory investigations or enforcement actions, remediation obligations, reputational harm, suspension of operations and increased costs.
The occurrence of any of these events, or a failure to effectively manage or mitigate geotechnical, hydrogeological or related physical risks at a commercially reasonable cost, could have a material adverse effect on our business, financial condition, results of operations, cash flows and future prospects.
We may experience challenges managing water effectively.
Our mining and processing, development, and exploration activities are heavily reliant upon the availability and effective management of water. Responsible water management includes the methods through which water procurement (including surface water, freshwater, groundwater and wastewater), water treatment and discharge, and water reuse are carried out to ensure access to and proper care of this resource. Due to the volume of water required by a mining operation, water being a finite resource and the potential effects of a mine on shared resources such as surface and ground waters, water management of a mine can be a source of pollution and conflict with local communities. We apply different approaches to water management depending on the context within which we are conducting business.
Ineffective dewatering practices and/or intense rainfall events can result in inundation of open pits or underground workings, failure of our water storage facilities, slope failure due to excessive pore water pressures and poor sediment settling in TSFs. Failure to collect and/or treat contact water prior to release to the environment may result in water contaminated with metals and other chemical reagents coming into contact with water resources which are shared with local communities and wildlife. Water abstraction can

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result in over-extraction and uneven distribution of water resources, a risk that is particularly prevalent in dry and arid regions prone to water scarcity.
Inability to manage water on site could affect our operations and the surrounding environment. This may lead to production impacts, higher costs, potential environmental impacts and negative impact on community relations as a result thereof, which in turn could have a material adverse effect on our business, financial condition and prospects.
Our Mineral Reserves may not be replaced, and failure to identify, acquire and develop additional Mineral Reserves could have an adverse impact on our business, results of operations and financial condition.
Our profitability depends substantially on our ability to mine, in a cost-effective manner, gold, copper and silver that possess the quality and characteristics desired or required by our customers. Because our Mineral Reserves decline as we mine our gold, copper and silver Mineral Reserves, our future success and growth depend upon our ability to identify, grow, expand or acquire additional Mineral Resources that are economically recoverable. If we fail to define additional Mineral Reserves on any of our existing or future properties, our existing Mineral Reserves will eventually be depleted.
A failure to discover or acquire new Mineral Resources and define Mineral Reserves on such Mineral Resources, to enhance our existing Mineral Reserves or to develop new operations to maintain or grow our Mineral Reserves could have a material adverse effect on our business, financial condition, results of operations and prospects.
There is no assurance that our development and exploration activities will be successful.
The development of our growth projects, including at Haile and the Waihi North Project, into mines and Mineral Resource exploration activities, including under our earn-in agreements, is characterized by a number of significant risks including, among other matters, unprofitable efforts resulting not only from the failure to discover mineral deposits, but also from finding mineralization that, though present, is insufficient in quantity and quality to return a profit from production. Any gold and copper exploration program entails risks relating to the development of appropriate metallurgical processes, the receipt of necessary governmental permits, licenses and consents and the construction of mining and processing facilities at any site chosen for mining. No assurance can be given that any exploration program will result in the discovery of new Mineral Reserves or Mineral Resources or that the expansion of existing Mineral Reserves or Mineral Resources will be successful.
Regulatory, consenting and permitting risks may delay or adversely affect our gold, copper and silver production.
The business of mineral exploration, project development, mining and processing is subject to extensive national and local laws and plans relating to each of the following: permitting and maintenance of title; environmental consents; taxation; employee relations; socio-economic, cultural, heritage and historic matters; health and safety; royalties; land acquisitions; and other matters. There is a risk that the necessary permits, certifications, consents, authorizations and agreements to implement planned exploration, project development or mining may not be obtained under conditions or within time frames that make such plans economic. There is also a risk that applicable laws, regulations or governing authorities will change and that

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such changes will result in additional material expenditures or time delays. Failure to obtain required permits, certifications, consents and authorizations or to maintain compliance with such permits, certifications, consents and authorizations once obtained, could result in injunctions, fines, suspension or revocation of permits, certifications, consents and authorizations and other penalties. The permitting and consent process may require extensive consultation and enables many interested third parties to participate in the process. This imposes additional risk that permits, certifications and consents may be delayed, plans varied or rejected, and our operations may be materially impacted as a result.
For example, prior to the deadline for lodging appeals, we received a notice of appeal from one party relating to the Fast-track permit approval for the Waihi North Project. While we remain confident in our ability to defend this appeal and no injunction has been sought on our current activities, such appeal may interfere with the advancement of the Waihi North Project, which may in turn have a material adverse effect on our business, financial condition, results of operations and prospects.
The Didipio Mine is dependent on the FTAA with the Philippine Government; however, there is no guarantee that the validity of the FTAA will not be challenged or that the divestment provision will not be enforced.
The FTAA with the Philippine Government with an initial term ending in June 2019, was renewed in July 2021 for an additional 25-year period effective from June 2019 and ending in June 2044. The renewal was granted on similar terms and conditions under the original FTAA, with certain additional conditions, all of which have been satisfied. Please see “Didipio Operation – Mineral Permits and Regulatory Matters – Financial or Technical Assistance Agreement (FTAA)” for additional information.
The FTAA provides that we or our assignees shall be required, after ten years from the recovery of pre-operating expenses and property expenses under the FTAA or 20 years after the effective date of the FTAA, whichever is later, to divest our equity within a period of one year by either: (a) disposing 60% of our equity holdings (or such lesser equity requirement as may be imposed by law at that time) to be a qualified entity to Filipinos or any Philippine juridical entity at the end of such year; or (b) allowing the terms of the FTAA to continue to govern the relation of the parties therein and by disposing 60% of our equity holdings (or such lesser equity requirement as may be imposed by law at that time) to be a qualified entity to Filipinos or any Philippine juridical entity. The one-year divestment period may be extended by the DENR Secretary if there are justifiable economic reasons warranting the extension, and if the divestment requirement is met, we can, at our option, avail of the rights and privileges of converting the FTAA into a mineral production sharing agreement, in which case the revenue sharing under the FTAA shall no longer apply.
In a letter dated October 1999 from the DENR Secretary, the DENR stated that it does not interpose any objection to the deletion of the divestment requirement, as the PMA and its implementing rules and regulations do not prescribe or impose any mandatory divestment requirement on mining companies. The deletion of the divestment requirement was not discussed during the FTAA renewal process and the FTAA Addendum and Renewal Agreement does not address the divestment provision in the FTAA. There is no assurance that the Philippine Government will not invoke or enforce such divestment provision.
In addition, the renewed FTAA is subject to ongoing and potential legal challenges. A case filed in 2024 against OGP and various Philippine government entities, including the Office of the Executive Secretary, DENR and related agencies, challenges aspects of the FTAA Addendum and Renewal Agreement. There is also a long‑standing case before the Supreme Court of the Philippines, initiated in 2008 by NGOs and

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individuals, challenging the constitutionality of the PMA and financial and technical assistance agreements, including those applicable to Didipio. While the Supreme Court of the Philippines has previously upheld the constitutionality of the Mining Act and dismissed earlier challenges to the FTAA framework, litigation outcomes are inherently uncertain.
Any adverse decisions, further legal challenges by third parties (including NGOs), or regulatory actions could create uncertainty regarding the continuity, enforceability or validity of the FTAA, interfere with operations at the Didipio Mine, result in operational disruptions or delays, or impose additional obligations or restrictions. Any of these outcomes could have a material adverse effect on our business, financial condition, results of operations and prospects.
Please see “Legal Proceedings and Regulatory Actions – FTAA Challenges” for additional information.
We may fail to fulfil the terms and conditions of licenses, permits, certifications, consents and other authorizations, or fail to renew them on expiration.
We are required to maintain business licenses, permits, certifications, consents and other authorizations, and are also required to obtain and renew various permits and certifications, including business permits and permits concerning, for example, health and safety and environmental standards.
Many of our licenses, permits, certifications, consents and other authorizations contain various requirements that must be complied with to keep such licenses, permits, certifications, consents and other authorizations valid. If we fail to meet the terms and conditions of any of our licenses, permits, certifications, consents or other authorizations necessary for our operations, these may be suspended or terminated, leading to temporary or potentially permanent closing of operations, facilities or properties or other adverse consequences, or we may be subject to the payment of fines, penalties or charges imposed by the relevant regulatory agency. In addition, there is no certainty that any given license, permit, consent or authorization will be deemed sufficient by the relevant governmental authorities to fully cover activities conducted in reliance on such license, permit, consent or authorization.
There can be no assurance that we will have, or continue to be able to obtain or renew, the necessary licenses, permits, certifications, consents and other authorizations for our properties or that such licenses, permits, certifications, consents and other authorizations will not be revoked. Our failure to obtain, maintain or renew material licenses, permits, certifications, consents and other authorizations, may result in penalties, restrictions on operations or damage to stakeholder confidence, which could have a material adverse effect on our business, financial condition, results of operations and prospects.
Continued compliance with health and safety, social and environmental laws and regulations may adversely affect our business, results of operations and financial condition.
We expend significant financial and Management resources to comply with a complex set of health and safety, social and environmental laws, regulations, guidelines and permitting requirements. We anticipate that we will be required to continue to expend significant financial and Management resources in the future as the recent trend towards stricter health and safety, social and environmental laws is likely to continue. The possibility of more stringent laws or more rigorous enforcement or new judicial interpretation of existing laws exists in the areas of human rights, workforce health and safety, the disposition of waste, the decommissioning and rehabilitation of mining sites, climate change and other environmental matters, each of which could have a material adverse effect on our operations or the cost or the viability of a particular

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project. Failure to meet the conditions under our various permits, certifications, consents, licenses and approvals could result in interruption or closure of exploration, development or mining operations, material fines or penalties or a loss of community support, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.
For example, over recent years, initiatives to reform New Zealand’s laws regulating permitting of land use at both the central government and local government level have proposed and partially implemented restrictions on proposed land use development where this could impact freshwater, biodiversity values and highly productive land. There is no assurance that regulatory changes over time will not adversely affect our existing or planned operations and future development opportunities in New Zealand, or our use of land and access to it.
Our investments and operations are subject to numerous risks associated with operating in foreign jurisdictions.
Our investments and operations are subject to the risks normally associated with the conduct of business in foreign countries. The occurrence of events associated with these risks could have a material and adverse effect on our profitability or the viability of our affected foreign operations, which could also have a material and adverse effect on our future cash flows, earnings, results of operations and financial condition. Risks may include, among others: labour disputes; invalidation of governmental orders, permits or certifications; corruption; uncertain political, regulatory and economic environments; sovereign risk, including the risk that our mining concessions may be susceptible to revision or cancellation by new laws or changes in direction by the current government; war; human rights violations; civil disturbances and terrorist actions; arbitrary changes in laws or policies of particular countries (including tax laws); the failure of foreign parties to honour contractual relations; delays in obtaining, or the inability to obtain, necessary governmental licenses, permits, certifications, consents or authorizations; opposition to mining from environmental groups or other NGOs; limitations on foreign ownership; limitations on the repatriation of earnings; limitations on gold, copper and silver exports; instability due to economic under-development; inadequate infrastructure; and increased financing costs. In addition, the enforcement of our legal rights to operate may not be recognized by any foreign government, or by the court system of a foreign country. These risks may limit or disrupt our operations, restrict the movement of funds, or result in the deprivation of mining-related rights or the taking of property by nationalization or expropriation without fair compensation.
While we believe that the governments and populations of each of the U.S., New Zealand and Philippines support the development of natural resources, there can be no assurance that future political and economic conditions in such countries will not result in the adoption of different policies or attitudes affecting the development and ownership of Mineral Resources. This may affect our ability to undertake exploration, development and mining activities in respect of our current and future properties.
We may be subject to sudden tax changes, which can have a material adverse effect on profitability.
The introduction of new tax laws, regulations or rules, or changes to, or differing interpretation of, or application of, existing tax laws, regulations or rules in Canada, the U.S., New Zealand, the Philippines (notwithstanding the protections provided under the FTAA), Australia, Singapore or any of the countries in which our operations or business is or will be located, could result in an increase in taxes, or other governmental charges, duties or impositions, an unreasonable delay in the refund of certain taxes owing to

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us or the application of unfavourable currency controls or on the repatriation of profits. No assurance can be given that new tax or foreign exchange laws, rules or regulations will not be enacted or that existing laws, rules or regulations will not be changed, interpreted or applied in a manner that could result in our profits being subject to additional taxation, result in us not recovering certain taxes on a timely basis, be refunded at reasonably equivalent U.S. dollar value as at the time paid, or restricting the manner in and efficiency with which we manage our cash balances, or at all, or that could otherwise have a material adverse effect on our business, financial condition, results of operations and prospects.
The costs of complying with applicable laws and governmental regulations may have an adverse impact on our business, results of operations and financial condition.
Our operations and exploration activities are subject to applicable laws and regulations governing various matters. These include applicable laws and regulations relating to: repatriation of capital; exchange controls; taxation; labour standards; health and safety; environment; and historic and cultural preservation. In particular, mining operations are subject to a variety of industry-specific health and safety laws and regulations. Should compliance with standards require a material increase in future expenditure, it could have a material adverse effect on our business, financial condition, results of operations or prospects.
Amendments to current applicable laws, regulations, permits or certifications governing our operations and activities of mining companies, or the more stringent enforcement thereof, could have a material adverse effect on our business, financial condition, results of operations or prospects by increasing exploration expenses, future capital expenditures or future production costs or by reducing the future level of production, or cause the abandonment of or delays in the exploration and development of our mineral projects.
Disruption to the supply of, and/or an increase in prices of power and water supplies, including infrastructure, could negatively affect our business, financial condition and results of operations.
Our ability to obtain a secure supply of power and water at a reasonable cost depends on many factors, including: global and regional supply and demand; political and economic conditions; problems that can affect local supplies; delivery, security and reliability of energy infrastructure; and relevant regulatory regimes, all of which are outside our control. We can provide no assurance that we can obtain or secure supplies of power and water at reasonable costs at all our facilities and the failure to do so could have a material adverse effect on our business, financial condition, results of operations and prospects.
Tailings and waste management facilities have significant risks, including the potential to cause health and safety, environmental and reputational consequences.
Mining and milling processes generate waste rock and tailings, and the disposal of these materials is subject to substantial regulation and involve significant environmental risks. Tailings are a common by-product of the mining process, consisting of the processed rock or soil left over from the separation of the commodities of value from the rock or soil within which they occur. Tailings are commonly in the form of a slurry of fine silt and sand sized particles and water. Tailings are managed in specially engineered facilities that are planned, designed, constructed, operated, decommissioned and closed in such a manner that all structures are stable, and all aspects conform with national or state legislative and regulatory requirements, our standards, accepted international practices and commitments to stakeholders. While we employ a comprehensive approach to tailings management, there can be no guarantee that a tailings incident will not occur.

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Waste rock dumps and tailings facilities may also be subject to ground movements or deteriorating ground conditions, natural weathering, the generation and release of acid rock drainage affecting water quality, extraordinary weather or earthquake events resulting in structural instability or overflow, all of which could require that deposition activities be suspended or altered. The tailings facility infrastructure, including pipelines, pumps and liners, among others, may fail or rupture. The occurrence of such an event may result in environmental release, extended business interruption, damage or harm to third parties and communities, regulatory fines and penalties, revocation or suspension of permits, certifications, or licenses, material impact to cash flows, balance sheet, share price and reputational damage.
Environmental and regulatory authorities conduct periodic or annual inspections of our operations. As a result of these inspections, we are from time to time required to modify our waste and water management programs, complete additional monitoring work or take remedial actions with respect to the operations as it pertains to waste or water management. Liabilities resulting from non-compliance, damage, regulatory orders or demands, could adversely and materially affect our business, results of operations and financial condition. Moreover, in the event that we are deemed liable for any damage caused by a breach, failure or overflow, our losses or consequences of regulatory action might be significant and may not be covered by insurance policies.
Potential future acquisitions or investments in other companies may have a negative impact on our business.
We may seek to expand our business through acquisitions, and we intend to consider and evaluate opportunities for growth through acquisitions when suitable acquisition targets present themselves. There can be no assurance that we will find attractive acquisition candidates in the future or that we will be able to acquire such candidates on economically acceptable terms, if at all. Acquisitions may require substantial capital and negotiations of potential acquisitions and the integration of acquired operations could disrupt our business by diverting the attention of Management and employees away from day-to-day operations. The difficulties of integration may be increased by the necessity of coordinating geographically diverse organizations, integrating personnel with disparate backgrounds and combining different corporate cultures.
At times, acquisition candidates may have liabilities or adverse operating issues that we fail to discover through due diligence before the acquisition. If we consummate any future acquisitions, our capitalization and results of operations may change significantly.
Any acquisition involves potential risks, including, among other things: mistaken assumptions about mineral properties, Mineral Resources or Mineral Reserves and costs, including synergies; an inability to successfully integrate any operation and/or project that we acquire; an inability to hire, train or retain qualified personnel to manage and operate the operations and/or projects acquired; the assumption of unknown liabilities; limitations on rights to indemnity from the seller; mistaken assumptions about the overall cost of equity or debt; unforeseen difficulties operating acquired operations and/or projects, which may be in new geographic areas; and the loss of key employees and/or key relationships at the acquired operation and/or project.
Acquisitions or investments may require us to expend significant amounts of cash, resulting in our inability to use these funds for other business purposes. The potential impairment or complete write-off of goodwill and other intangible assets related to any such acquisition may reduce our overall earnings and could negatively affect our balance sheet.

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The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition, results of operations or prospects.
Our properties are subject to environmental risks.
Mining operations have inherent risks and liabilities associated with the pollution of the environment and the disposal of waste produced as a result of mineral exploration and production. Open pit and underground mining, and processing gold, copper and silver, are subject to risks and hazards, including industrial accidents, unintended spills, discharge of toxic chemicals or other hazardous substances, breach of tailings dams, fire, flooding, rock falls and subsidence. The occurrence of any of these can harm the environment, delay production, increase production costs, negatively affect our operations’ reputation if not properly controlled or result in liability to us. Such events may also result in a breach of the conditions of a mining lease, permit or consent or relevant regulatory regime, with consequent exposure to enforcement procedures, including possible revocation of leases, permits, certifications or consents.
Environmental liabilities may exist on the properties on which we hold interests which are unknown at present, and which have been caused by previous or existing owners or operators of the properties. We may incur unanticipated costs associated with the reclamation or restoration of mining properties. In addition, we may incur costs from reclamation activities in countries where we have mining and exploration operations in excess of any bonds or other financial assurances which we may be required to give, which costs may have a material adverse effect on our profitability, results of operation and financial condition.
The impacts of climate change, including the potential for extreme weather events and shifts in climate patterns, may adversely affect our operations.
Climate change may directly or indirectly affect our business and operations. The physical effects of climate change may include extreme weather events, natural disasters, resource shortages, changes in rainfall and storm patterns and intensities, water shortages, changing sea levels and changing temperatures. For example, severe drought conditions impacting the regions in which we operate may affect our access to adequate water supplies to sustain operations in the normal course, and may result in conflicting needs with local communities or materially increase operating costs. Conversely, extraordinary storm and rainfall events may result in localized flooding directly or indirectly impacting the safety of mine personnel, infrastructure and our production performance.
Further, our facilities depend on regular and steady supplies of consumables to operate efficiently. Operations also rely on the availability of energy from public power grids. The supply of consumables and the availability of energy may be put under stress or face service interruptions due to more extreme acute and chronic weather events. If the effects of climate change cause prolonged disruption to the delivery of essential commodities, then production efficiency may be reduced, which may result in a material adverse effect on our business, financial condition, results of operations and prospects.
Our Climate Transition Plan, which is available on our website at www.oceanagold.com, includes additional information on our approach to identifying, mitigating or adapting to physical and transition climate change related risks and opportunities.

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Climate change transition risks (such as regulatory, technological, legal and societal) may significantly increase our operating costs and adversely affect our operations.
A number of governments or governmental bodies have introduced or are contemplating regulatory changes in response to the potential impacts of climate change, such as those limiting greenhouse gas emissions or the use of specific types of fuels, placing restrictions on access to certain water resources or introducing new carbon or water taxes. Where legislation already exists, regulation relating to emission levels and energy efficiency is becoming more stringent. Some of the costs associated with reducing emissions can be offset by increased energy efficiency and technological innovation. However, if the current regulatory trend continues, and depending on the nature, speed, focus and jurisdiction of these regulatory changes, this may pose varying levels of financial and reputational risk to our business.
Although we continue to take steps to anticipate potential costs, financial and otherwise, associated with climate change, there can be no assurance that the transition risks associated with climate change or related regulatory or governmental actions will not negatively impact our operations. In addition, we may be subject to activism from environmental groups, NGOs and other organizations campaigning against our mining and processing activities, which could affect our reputation and disrupt our operations. The occurrence of any of the foregoing could result in a material adverse effect on our business, financial condition, results of operations and prospects.
Our success depends on our ability to attract and retain qualified personnel and to maintain satisfactory labour relations.
Recruiting and retaining qualified personnel is critical to our success. Gold, copper and silver mining is a labour-intensive industry, and the number of persons skilled in the acquisition, exploration and development of mining properties in the jurisdictions in which we operate may be limited and competition for such personnel is intense both from within and outside such jurisdictions.
Production at our mining operations is dependent upon the efforts of our employees and our relations with our unionized and non-unionized employees. Certain members of our New Zealand and Philippines based operations staff are represented by various labour unions and subject to collective agreements. We consider our labour relations to be positive and, over the years, we have successfully negotiated collective agreements without disruptions to operations. Management works collaboratively with union leaders and maintains open channels of communication, fostering a culture of mutual respect and trust, in accordance with our Values. We also regularly engage with employees to address concerns, provide feedback, and ensure a safe and productive work environment.
Despite these positive relationships, the status of unionization may change over time due to changes in the number and types of positions filled. Relations between us and our employees may also be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in those jurisdictions in which we carry on business. We cannot give assurance that we will be able to satisfactorily negotiate or renew union agreements and may face tougher negotiations or higher wage demands than would be the case for non-unionized labour, which could result in work stoppages and other labour disturbances. Changes in legislation, increased labour costs, a strike or other labour disruption could have a material adverse effect on our business, financial condition, results of operations or prospects.

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International conflicts may impact our business.
International conflicts and other geopolitical tensions and events, including war, military action, terrorism, trade disputes and international responses thereto, have historically led to, and may in the future lead to, uncertainty or volatility in global financial markets. For example, Russia’s invasion of Ukraine has led to sanctions being levied against Russia by the international community and may continue to result in additional sanctions or other international action, or for example, the recent U.S.-Israel-Iran conflict (impacting the wider Middle East) that escalated in late February 2026 and remains ongoing has led to a surge oil prices, any of which have had and may continue to have a destabilizing effect on commodity prices (such as coal, gas and oil, as well as gold, copper and silver), equipment and key consumable prices and global economies more broadly. Volatility in commodity prices caused by such events may adversely affect our business, financial condition and results of operations.
Our insurance coverage does not cover all our potential losses, liabilities and damages related to our business and certain risks are uninsured or uninsurable.
While we are covered by insurance against certain risks, the nature of these risks is such that liability could exceed policy limits or be excluded from coverage. There are also risks against which we cannot insure or against which we may elect not to insure. The potential costs that could be associated with any liabilities not covered by insurance, or that are in excess of insurance coverage, or associated with compliance with applicable laws and regulations, may cause substantial delays and require significant capital outlays. This could adversely affect our cash flows, earnings, results of operations and financial condition.
We may become subject to liability for pollution or other hazards against which we have not insured or cannot insure, including those in respect of past mining activities. We are also exposed to the liability of the costs of meeting rehabilitation obligations on the cessation of mining operations.
Failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact our reputation and results of operations.
Our operations, and those of our third-party service providers and vendors, depend in part on the proper functioning and availability of information technology (“IT”) systems, networks, equipment and software, and the security of those systems. These systems are vulnerable to an increasing threat of continually evolving cybersecurity risks. These risks may take the form of malware, viruses, cyber threats, extortion, employee error, malfeasance, system errors or other types of risks, and may occur from inside or outside of our organization. Cybersecurity risk is increasingly difficult to identify and quantify and cannot be fully mitigated because of the rapid evolving nature of the threats, targets and consequences. Additionally, unauthorized parties may attempt to gain access to these systems or our information through fraud or other means of deceiving our employees, contractors, third-party service providers or vendors. A significant breach of, disruption or damage to, or failure to maintain, upgrade or replace our IT systems and software could result in IT system failures, delays, the corruption and destruction of our data, misuse of data, extensive personal injury, property damage, loss of confidential information and significant cost increases. The failure of information systems or a component of information systems could, depending on the nature and extent of any such failure, adversely impact our reputation and results of operations. There can be no assurance that our ability to monitor or mitigate cybersecurity risks will be fully effective, and we may fail to identify cybersecurity breaches or discover them in a timely way.

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Although to date we have not experienced any known material losses or interruptions to our day-to-day operations as a result of a failure of our IT systems and have not experienced any material security breach in the past five years, there can be no assurance that we will not experience any such failure, breach, loss or interruption in the future.
In addition, as the regulatory environment related to information security, data collection and use, and privacy becomes increasingly rigorous, with new and constantly changing requirements applicable to our business, compliance with those requirements could also result in additional costs. As cyber threats continue to evolve, we may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.
We are subject to various anti-corruption laws and regulations and carry on business in jurisdictions which may be subject to sanctions or other similar kinds of measures.
We are subject to a wide range of Canadian and foreign anti‑corruption, fraud, business integrity and sanctions laws and regulations, including legislation with extraterritorial application, such as the Canadian Corruption of Foreign Public Officials Act, the U.S. Foreign Corrupt Practices Act and Australian foreign bribery laws. These regimes are increasingly complex and continue to evolve, with many jurisdictions requiring companies to implement and maintain effective compliance programs and controls to prevent, detect and respond to fraud, bribery, corruption and other business integrity breaches.
Liability under these laws may arise not only from direct misconduct, but also from failures in systems, controls, oversight or compliance programs, including where a company is alleged to have failed to take reasonable steps to prevent misconduct by employees, contractors or other associated third parties. Given our reliance on contractors, service providers and other intermediaries in the jurisdictions in which we operate, misconduct by such parties could expose us to civil or criminal liability, even where such conduct was not authorized by, or known to, senior management.
Investigations or enforcement actions relating to alleged violations of anti‑corruption, business integrity or sanctions laws may be conducted by multiple authorities across different jurisdictions and may require significant management time, operational disruption, compliance remediation and professional costs, regardless of the outcome. Any failure to comply with applicable requirements, whether inadvertent or otherwise, could result in substantial penalties, regulatory enforcement actions, reputational harm and adverse impacts on our business, financial condition, results of operations and prospects.
In addition, certain jurisdictions in which we operate, or certain individuals or entities with which we engage, are or may become subject to economic sanctions or similar measures. Additional or expanded sanctions, or any failure to comply with applicable sanctions regimes, could further restrict our operations and materially adversely affect our business.
We may be subject to emerging regulatory and legislative requirements and scrutiny with respect to human rights.
Our operations are subject to evolving global regulations and legislation concerning human rights matters, including those affecting Indigenous Peoples and vulnerable populations, forced labour, child labour and other slavery-like practices. Consequently, we may experience increased scrutiny from investors, shareholders and other stakeholders regarding these issues.

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The mining industry continues to attract growing attention from human rights organizations and is notably susceptible to complaints or legal disputes related to risks such as large-scale land acquisition, community resettlement, environmental impacts, health and safety concerns, the employment of migrant, child, or forced labour, the rights of Indigenous Peoples and risks associated with operations in conflict-affected areas or those with artisanal and unregulated mining activities.
Adhering to evolving regulations and laws regarding modern slavery, human trafficking and forced labour reporting, training and due diligence may result in increased operational costs. Additionally, inadequate identification or response to human rights abuses or related allegations – whether internally, externally, or through third-party business associations – may expose us to enforcement actions, potential litigation, dissatisfaction among investors and stakeholders, and reputational damage.
Mining companies are increasingly required to consider and provide benefits to the communities and countries in which they operate in order to maintain operational continuity.
The increased focus on holding multinational companies accountable for contributing to sustainable outcomes in their areas of operation has led to the emergence of numerous standards, reporting frameworks and heightened expectations regarding environmental stewardship, social performance, sustainable development, community engagement and transparency. The resource extraction sector, particularly mining, has experienced a notable rise in stakeholder scrutiny and demands. Organizations in this industry are expected to thoroughly engage with affected stakeholders, identify, prevent or mitigate negative impacts, and maximize socio-economic development and other benefits related to their activities.
Although we are committed to responsible environmental management, sustainable development, social investment and ongoing engagement with communities and stakeholders, evolving stakeholder expectations may generate interest from groups seeking more rapid or significant action, individuals pursuing unwarranted project advantages under environmental concerns or lead to potential adverse financial, reputational and operational consequences. These may include, but are not limited to, operational disruptions, increased costs, higher investment requirements, and greater taxes and royalties owed to governmental authorities.
Social acceptance of mining activities in the areas where we operate is important for our business operations and we have been, and may be in the future, subject to complaints, activism or negative publicity in respect of issues affecting communities around mines and the environment.
The acceptance by host and neighbouring communities of our mining activities is important for a secure and stable operating environment and is considered by regulatory agencies in permit applications. Opposition by host and neighbouring communities to proposed or ongoing mining activities could result in suspensions or delays in mining operations and our supply chain.
In the past, our operations have been subject to unsubstantiated allegations of human rights violations at our Didipio Mine. We have openly and transparently engaged with the relevant international and local organizations in relation to such allegations. We continue to engage with relevant stakeholders through meaningful dialogue and use the feedback gained from this engagement to improve our management of key issues and impacts, respond to concerns or issues relating to our business activities, identify opportunities, inform our business strategy and activities and develop social investment programs collaboratively.

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There is no assurance that the business will not be the target of protests or subject to allegations of violations of human rights or environmental laws and regulations in the future. Any such negative publicity may have a material adverse effect on our business, financial condition, reputation, results of operations and prospects.
Further, while we seek to operate responsibly, NGOs could direct adverse publicity and/or disrupt our operations, regardless of our successful compliance with social and environmental best practices, due to political factors, activities of unrelated third parties on lands in which we have an interest, or our operations specifically. Any such actions could have an adverse effect on our reputation, relationships with host communities, financial condition, results of operations or prospects.
We are subject to litigation risks.
All industries, including the mining industry, are subject to legal claims. Defence and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, the resolution of any particular legal proceeding to which we are or may become subject could have a material adverse effect on our business, financial condition, results of operations and prospects, including on our mining and project development operations. Please see “Legal Proceedings and Regulatory Actions” for additional information.
Our understanding of applicable laws and regulations, and of our agreements with relevant governmental authorities, may be different from the interpretation thereof by such governmental authorities.
We are subject to various applicable laws, rules and regulations. While we believe that we have, at all relevant times, materially complied with all applicable laws, rules and regulations, there is no assurance that: the interpretation thereof by relevant governmental authorities is the same as ours; the relevant governmental authorities will not legally or administratively challenge our interpretation of or reliance on these applicable laws, rules and regulations; or we will not have to incur additional costs or payments in order to comply with such applicable laws, rules and regulations and to maintain current operations.
In addition, we are a party to certain agreements with the relevant governmental authorities, including the FTAA. Some of the contractual provisions may be specific to us and there may be no legal precedents in relation to their interpretation. There can be no assurance that the relevant governmental authorities will, in all instances, interpret these agreements in a way that is consistent with our interpretation of the provisions. This variance in interpretation may result in incurring additional costs or payments in order to maintain our operations at the current level or taking other actions that may result in a material adverse effect on our business, financial condition, results of operations and prospects, or in events having a material adverse effect on our business, financial condition, results of operations and prospects.
We may be unable to obtain, renew, amend or extend our material agreements or there may be non-compliance by parties thereto.
We have entered into, and may continue to enter into, material agreements such as offtake agreements, loan agreements, bullion sales agreement, concession agreements, consultancy agreements, service agreements and investment agreements, among others.

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Our business, cash flows, earnings, results of operations and financial condition could be materially and adversely affected if we are unable to comply with or breach or default on our obligations or meet our payment obligations under these agreements or renew or enter into substantially similar agreements or if these agreements are suspended, terminated or revoked prior to their expiration.
Our business may require substantial capital investment, and we may be unable to raise additional funding on favourable terms.
The construction and operation of any potential future projects, including at Haile and the Waihi North Project, and exploration projects may require significant funding. Our operating cash flow and other sources of funding may become insufficient to meet all these requirements. As a result, new sources of capital may be needed to meet the funding requirements of these investments and our ongoing business activities. Our ability to raise and service these will depend on a range of factors, such as macroeconomic conditions, future gold, copper and silver prices, our operational performance, sustainability considerations, our current cash flow and debt position and our financial condition, among other factors. If these factors deteriorate, our ability to pursue new business opportunities, invest in existing and new projects, fund our ongoing operations and business activities, service our outstanding debts and pay dividends could be significantly constrained.
Further, global financial conditions have been subject to increased volatility, which may impact on our ability to source debt facilities. If we have drawn debt, we are potentially exposed to adverse interest rate movements that may increase the financial risk inherent in our business and could have a material adverse effect on our business, financial condition, results of operations and prospects. Debt and project financing, if ever undertaken, may additionally limit our exposure to gold, copper and silver price movements if hedging programs are a requirement of a financing. Such investments may significantly increase the financial risk inherent in our business and could have a material adverse effect on our business, financial condition, results of operations and prospects.
In the ordinary course of our operations and developments, we are required to issue financial assurances, particularly bonding and bank guarantee instruments, to secure statutory and environmental performance undertakings and commitments to local communities. Our ability to provide such assurances is subject to external financial and credit markets and assessments, and our own financial position.
Changes in the market price of gold, copper and silver will affect the profitability of our operations and financial condition.
Our revenues, profitability and viability depend on the market price of gold, copper and silver produced from our mining operations. The market price of these metals is set in the world market and is affected by numerous factors beyond our control, including: the demand for precious metals; expectations with respect to the rate of inflation; interest rates; currency exchange rates; the demand for jewellery and industrial products containing precious metals; metal production; inventories; costs; changes in global or regional investment or consumption patterns; sales by central banks and other holders; speculators and producers of gold and other metals in response to any of the above factors; and global and regional political and economic factors.
The markets are also affected by demand from the end-user industries of the respective metals. Gold is considered a safe haven asset during market uncertainties and in high inflationary and weak U.S. dollar

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environments, whereas copper, as an industrial metal, tends to increase in price when economic and market trends are on an upward or strengthening trajectory.
A sharp, prolonged or significant decline in the market price of gold, copper or silver below our production costs for any sustained period would have a material adverse impact on our actual and anticipated profit, cash flow and results of our current and anticipated future operations. A decline in the market price of gold, copper or silver may also require us to write-down our Mineral Reserves, which would have a material adverse effect on the value of our Common Shares.
Movements in commodity prices can also create uncertainty in relation to the costs of exploration, development and construction activities, which have resulted in material fluctuations in the demand for, and cost of, exploration, development and construction services, supplies and equipment (including mining fleet equipment). Varying demand for services, supplies and equipment could cause project costs to alter materially, resulting in delays if services, supplies or equipment cannot be obtained in a timely manner due to inadequate availability, and could increase potential scheduling difficulties.
Further, gold, copper and silver are each sold throughout the world based principally on the U.S. dollar price. We pay for goods and services in U.S. dollars and other currencies, including the New Zealand dollar and Philippine peso. Adverse fluctuations in these other currencies relative to the U.S. dollar could have a material adverse effect on our business, financial condition, results of operations and prospects.
Increased uncertainty in the global economy caused by the threat or imposition of tariffs could negatively impact our operations.
The imposition of tariffs or the threat of such tariffs, including the amount and length of tariffs, by the U.S. against Canada and other jurisdictions, and the related threatened and actual tariff retaliatory responses and other potential measures by certain jurisdictions, including Canada, have resulted in heightened uncertainty regarding the costs and supply of goods and services. The imposition of tariffs and retaliatory measures may cause disruption in global trade that affects prices, exchange rates, availability of tariffed goods or services and changes in consumption and production levels on tariffed goods and services.
While we do not export products to the U.S., the economic impact of tariffs or a broader trade war on the Canadian economy, the U.S. economy and the global economy could negatively impact capital markets, commodity prices and our ability to raise funds to undertake capital expenditures.
A Canada-U.S. or a broader trade war also has the potential to adversely impact global supply chains and make supplies that we require more expensive, harder to obtain or unavailable. Scarcity or disruption in the global supply chain would likely increase the cost of supplies required generally, which could impair our ability to operate.
The indirect effects of tariffs imposed by the U.S. or counter tariffs in response are difficult to assess, but the potential for tariffs represents a risk and may adversely affect our business, financial condition and results of operations.

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We are subject to inflation risks, which might adversely affect our financial condition and the results of operations.
Since we are unable to influence or control the market price at which we sell the products we produce, it is possible that higher inflation rates globally and in the countries in which our operations are hosted could increase our operating or capital costs. Country-specific inflation rates are often volatile and unpredictable, and global inflation rates have continued to rise consistently since 2021 as a result of numerous global economic factors, including the impact of the COVID-19 pandemic. Significantly higher and sustained rates of inflation, with subsequent increases in operational costs, could result in the deferral or closure of projects and mines if operating costs become prohibitive. Any subsequent increases in capital costs from sustained rates of inflation may delay or stop expansion plans at our operations or development activities where such cost increases make such activities not economically viable. This could have a material adverse effect on our business, financial position and results of operations.
We enter into contracts with third-party contractors for services, and such third-party contractors may not always be available, or may not be able to meet our quality standards or to deliver services on a timely or satisfactory manner.
We enter into contracts with third-party contractors to provide various services, including maintenance of our mining equipment and heavy machinery, trucking services, blasting works, repair and maintenance of roads and infrastructure, brokerage and logistics services, secured transportation of gold doré and copper concentrate and the transportation and treatment of hazardous wastes. There can be no assurance that we will be able to find or engage third-party contractors for any particular service or find a contractor that is willing to undertake a particular service within our budget and schedule (including as a result of a lack of manpower due to a shortage of an available and qualified workforce), which could result in cost increases or delays. Furthermore, there can be no assurance that the services rendered by any of our third-party contractors will meet our quality standards or will be able to deliver services in a timely or satisfactory manner. Contractors may also experience financial or other difficulties, including insolvency, and shortages or increases in the price of materials or labour may occur, any of which could delay the completion or increase the cost of services, and we may incur additional costs as a result thereof.
Pandemic, outbreaks of infectious disease or other public health crisis could adversely impact us.
An outbreak of infectious disease, pandemic, or similar public health threat – such as the COVID-19 pandemic – or concerns related to such incidents, may negatively affect our operations through delays, supply chain disruptions, project development setbacks and increased costs. Such occurrences pose significant challenges to sustaining a skilled workforce within the mining industry. It cannot be guaranteed that future pandemics or other health risks will not impact our personnel, which could result in reduced productivity and higher medical or insurance costs. Moreover, government-mandated actions may require us to suspend or restrict operational activities.
We are subject to risks related to the use of derivatives.
We may, from time to time, use certain derivative products to manage the risks associated with gold, copper and silver price volatility, changes in other metal input prices, interest rates, foreign currency exchange rates and energy prices. The use of derivative instruments involves certain inherent risks, including: credit risk, which is the risk that the creditworthiness of a counterparty may adversely effect its ability to perform its

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payment and other obligations under its agreement with us or adversely effect the financial and other terms of the counterparty is able to offer us; market liquidity risk, which is the risk that we have entered into a derivate position that cannot be closed out quickly, by either liquidating such derivative instrument or by establishing an offsetting position; and unrealized mark-to-market risk, which is the risk that, in respect of certain derivative products, an adverse change in market prices for commodities, currencies of interest rates will result in incurring an unrealized mark-to-market loss in respect of such derivative products.
Our reputation may be negatively affected by social media and other web-based applications, which are beyond our control.
As a result of the increased usage, speed and global reach of social media and other web-based applications used to generate, publish and discuss user-generated content and to connect with others, we are at greater risk of how we may be perceived by the public. Damage to our reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether credible, factual, true or not. While we place great emphasis on protecting and nurturing our reputation, we do not ultimately have direct control over how we are perceived by others, including how we are viewed on social media and other web-based applications. Harm to our reputation, which could be promulgated through social media and other web-based applications, may lead to increased challenges in developing and maintaining investor confidence and stakeholder relations, and could act as an obstacle to our overall ability to maintain our current operations, to advance our projects and to procure capital from investors, which could have a material adverse effect on us and our business.
Our shareholders’ interests may be diluted in the future.
We may require additional funding for exploration and development programs and potential acquisitions. If we raise additional funding by issuing equity securities or hybrid securities that are convertible into equity securities, such financing may substantially dilute the interest of existing shareholders. Sales of substantial amounts of our Common Shares, or the availability of Common Shares for sale, could adversely affect the prevailing market prices for our Common Shares. A decline in the market prices of our Common Shares could impair our ability to raise additional capital through the sale of securities should we desire to do so.
The market price for our Common Shares cannot be assured.
Securities markets have experienced volatility in prices and volumes and the market prices of securities of many companies have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that such fluctuation will not adversely affect the price of our securities, and the market price of our Common Shares may decline below the price paid by shareholders for their securities. As a result of this volatility, investors may not be able to sell their Common Shares at or above the price they paid. In the past, following periods of volatility in the market price of a company’s securities, shareholders have instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial cost and diversion of Management attention and resources, which could significantly harm our profitability and reputation.

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Our dividend policy may change and there is no guarantee that we will declare and pay any dividends.
In February 2023, we announced the reinstatement of our dividend policy and, in February 2026, we announced a tripling of our quarterly dividend payment to $0.09 per Common Share. Our dividend policy allows for the payment of an additional amount at the discretion of our Board of Directors based on financial and operating conditions while considering capital and investment requirements for growth opportunities. The policy is reviewed periodically based on, among other things, our current and projected performance and liquidity profile. Any decision to pay cash dividends or distributions on Common Shares in the future will be made by our Board of Directors based on our earnings, financial requirements and other conditions existing at such time. There is no guarantee that we will declare and pay any dividends. Please see “Dividends and Distributions” for additional information.
We conduct our major operations through our subsidiaries. Our ability to obtain dividends or other distributions from subsidiaries may be subject to restrictions on dividends or repatriation of earnings under applicable laws, monetary transfer restrictions and credit facilities. There can be no assurance that there will be no future restrictions on repatriation, the payment of dividends or other distributions from our subsidiaries which are necessary to enable us to pay dividends in the future.
We are required to comply with continued listing criteria of the stock exchanges where our Common Shares are listed.
We must meet continuing listing standards to maintain the listing of the Common Shares on the TSX and, if our Common Shares are listed on the NYSE, the NYSE, including minimum trading price of such Common Shares. If we fail to comply with listing standards and the TSX or NYSE delists our Common Shares, we and our shareholders could face significant material adverse consequences, including: a limited availability of market quotations for our Common Shares; reduced liquidity for our Common Shares; reduced analyst coverage of us; and a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future. In addition, our Board of Directors may determine that the cost of maintaining our listing on the TSX or NYSE outweighs the benefits of such listing.
If our Common Shares are listed on the NYSE, we will be subject to increased costs as a result of being a public company in both Canada and the U.S., and Management is and will be required to devote substantial time to public company compliance efforts.
Our business is subject to evolving corporate governance and public disclosure regulations that have increased both our compliance costs and the risk of non-compliance, which could adversely impact the market value of our Common Shares or other securities. We are and will be subject to changing rules and regulations promulgated by a number of governmental and self-regulated organizations, including Canadian and U.S. securities administrators and regulators, the TSX and the NYSE. These rules and regulations continue to evolve in scope and complexity creating many new requirements. Our efforts to comply with such legislation could result in increased general, administration and legal expenses and a diversion of Management time and attention from revenue-generating activities to compliance activities.

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As a “foreign private issuer”, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which, upon listing on the NYSE, may result in our shareholders receiving different and less timely information than information required to be reported by United States domestic issuers.
We qualify as a “foreign private issuer”, as such term is defined in Rule 3b-4 under the U.S. Exchange Act, and we also qualify to use the Canada-United States Multi-Jurisdictional Disclosure System (MJDS). Therefore, upon listing on the NYSE, we will be subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, we will not file the same reports that a U.S. domestic issuer is required to file with the U.S. SEC. We will not be subject to the U.S. SEC’s proxy solicitation requirements, and our insiders will not be subject to the requirements of Section 16 of the U.S. Exchange Act.
We may fail to maintain the adequacy of internal control over financial reporting as required by the Sarbanes-Oxley Act, which could adversely affect investor confidence and the market value of our Common Shares.
If our Common Shares are registered under the U.S. Exchange Act in connection with a listing on the NYSE, we will become subject to U.S. federal securities laws applicable to foreign private issuers, including the requirement to establish and maintain effective internal control over financial reporting (“ICFR”) and to report on our ICFR under Section 404 of the Sarbanes‑Oxley Act of 2002 (“SOX”). Under SOX, Management must perform and report on an annual assessment of the effectiveness of our ICFR and our independent registered public accounting firm must attest to, and report on, Management’s assessment of our ICFR.
Implementing and maintaining effective ICFR in a manner that satisfies SOX is complex, time‑consuming and costly and requires significant effort by Management and personnel across the organization, including formalizing and documenting processes and controls, maintaining appropriate evidence of control performance, testing controls for design and operating effectiveness, remediating identified deficiencies and monitoring changes in processes, systems and personnel.
Our ICFR may not be effective, or we may not be able to maintain effective ICFR on a timely basis, including as we continue to enhance our control environment and as applicable laws, regulations, rules, interpretations or auditing standards evolve. If we identify one or more control deficiencies that rise to the level of a material weakness, or if we fail to timely remediate deficiencies, we could be required to incur significant remediation costs, experience increased external audit effort and fees, be required to disclose material weaknesses or other adverse findings and face reputational harm or loss of investor confidence in the reliability of our financial statements. Any of these outcomes could have a negative effect on our business and the trading price of our Common Shares or the market value of other securities.
Canadian and U.S. investors may have difficulty in the enforcement of statutory civil liability.
Although we are a company existing under the laws of British Columbia, the majority of our assets are located outside of Canada and the U.S. As a result, it may be difficult for Canadian and U.S. investors to realize a judgement obtained in Canada or the U.S. with respect to the enforcement of statutory civil liability under applicable Canadian or U.S. securities laws against our assets located in New Zealand, the Philippines and other foreign jurisdictions.

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Canadian and U.S. investors may have difficulty effecting service of process on our directors and officers.
Since certain of our directors or officers live outside of Canada and the U.S., it may not be possible to effect service of process on them and since all, or a substantial portion of, their assets are located outside Canada and the U.S., there may be difficulties in enforcing judgements against them obtained in Canadian or U.S. courts. Similarly, a majority of our assets are located outside Canada and there may be difficulties in enforcing judgements obtained in Canadian courts.
We may not be able to generate sufficient cash to service our indebtedness.
During the year ended December 31, 2024, we repaid all amounts drawn under the Facility and, as of the date of this Annual Information Form, the Facility remains undrawn. However, we may incur debt from time to time under the Facility or from other sources, and our ability to make scheduled payments on, or refinance, our debt obligations will depend on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond our control. We may be unable to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.
If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures, or to dispose of material assets, seek additional debt or equity capital or restructure or refinance our indebtedness. We may not be able to affect any such alternative measures, if necessary, on commercially reasonable terms or at all and, even if successful, those alternatives may not allow us to meet our scheduled debt service obligations.
Conflicts of interest may arise for our directors.
Certain of our directors are directors, officers or shareholders of other natural resource companies. Such associations may give rise to actual or perceived conflicts of interest from time to time. All directors and officers are required to disclose any actual and potential conflicts of interest they might have with our interests. Further, we have instituted processes to identify and address any such conflict of interest. Nevertheless, there is a risk that conflicts of interests may not always be fully or timely identified, which could potentially result in adverse impacts on us.

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Dividends and Distributions
In 2015, our Board of Directors declared an inaugural semi-annual dividend of $0.01 per Common Share (pre-Share Consolidation). Our dividend policy allows for an additional amount to be paid at the discretion of our Board of Directors based on financial and operating conditions, while taking into account capital and investment requirements for growth opportunities.
In 2021, our Board of Directors determined it was prudent to pause semi-annual dividends. In February 2023, our Board of Directors determined to reinstate our dividend policy and, in April 2023, we resumed payment of a $0.01 per Common Share (pre-Share Consolidation) semi-annual dividend.
On February 19, 2025, our Board of Directors announced a doubling of the annual dividend payment, to $0.04 per Common Share (pre-Share Consolidation), resulting in $0.01 per Common Share (pre-Share Consolidation) dividend payable quarterly. The first such dividend was paid on April 25, 2025 to shareholders of record as at the close of business on March 5, 2025. In August 2025, following the Share Consolidation, our Board of Directors determined to declare a dividend of $0.03 per Common Share, payable on a quarterly basis. We continued this dividend policy through the end of 2025.
The following table sets forth the dividends we have paid for each of the three most recently completed financial years (dividends declared and paid on and prior to June 20, 2025 remain unadjusted for the Share Consolidation):

Year	Dividend Payment Date	Per Common Share ($)
2025	December 19, 2025	$0.03

2025	September 19, 2025	$0.03

2025	June 20, 2025	$0.01

2025	April 25, 2025	$0.01

2024	October 11, 2024	$0.01

2024	April 26, 2024	$0.01

2023	October 6, 2023	$0.01

2023	April 28, 2023	$0.01
On February 18, 2026, our Board of Directors announced a tripling of the quarterly dividend payment to $0.09 per Common Share. The first such dividend is payable on April 2, 2026 to shareholders of record as at the close of business on March 4, 2026.
The amount and timing of any dividends is within the discretion of our Board of Directors. Our Board of Directors reviews the dividend policy periodically based on, among other things, our current and projected performance and liquidity profile. There is no guarantee that we will declare and pay any dividends. Please see “Risk Factors” for additional information.

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Description of Share Capital
We are authorized to issue an unlimited number of Common Shares, and an unlimited number of preferred shares, issuable in series (the “Preferred Shares”).
As at December 31, 2025, there were 225,121,801 Common Shares and no Preferred Shares issued and outstanding. All Common Shares are fully paid and have no par value.
In July 2025, we received approval from the TSX to buy back up to 23 million of our Common Shares pursuant to the NCIB, representing approximately 10% of our outstanding Common Shares and approximately 10% of the public float of Common Shares, over a 12-month period ending on or before July 23, 2026.
Decisions regarding purchases are based on market conditions, share price, best use of available cash and other factors. Any Common Shares purchased under the NCIB are subsequently cancelled.
In 2025, our Board of Directors approved the buy back of up to $175 million of Common Shares in 2025 under the NCIB. We purchased and cancelled approximately 9.9 million Common Shares for a value of $175.1 million, excluding $3.4 million in applicable taxes under the NCIB in 2025.
On February 18, 2026, our Board of Directors approved the repurchase of up to a maximum of $350 million of our Common Shares in 2026 under the NCIB. As of March 26, 2026, we had purchased approximately 1.854,324 Common Shares for a value of $70.3 million under the NCIB in 2026.
Classes of Shares
Common Shares
Each Common Share entitles the holder thereof to receive notice of any meetings of shareholders, and to attend and cast one vote per Common Share at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election.
Holders of Common Shares are entitled to receive dividends, if any, on a pro-rata basis, as and when declared by our Board of Directors at its discretion from funds available. Upon the liquidation, dissolution or winding up of OceanaGold, holders of Common Shares are entitled to receive on a pro-rata basis our net assets after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking in priority to, or equally with, the holders of Common Shares with respect to the liquidation, dissolution or winding up of OceanaGold. Our Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.
Preferred Shares
We currently have no Preferred Shares issued and outstanding. Preferred Shares may, at any time or from time to time, be issued in one or more series. Our Board of Directors shall fix before issuance each of the designation, number and consideration per Preferred Share (in addition to any provisions attaching to the Preferred Shares of each series).

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Except as required by law or as otherwise determined by our Board of Directors in respect of a series of Preferred Shares, the holder of a Preferred Share shall not be entitled to vote at meetings of shareholders. The Preferred Shares of each series will rank on a priority with the Preferred Shares of every other series and are entitled to preference over the Common Shares and any other shares ranking subordinate to the Preferred Shares with respect to priority and payment of dividends and distribution of assets in the event of liquidation, dissolution or winding-up of OceanaGold.
Employee Equity Incentive Plans
Under the Amended and Restated Performance Share Rights Plan for Designated Participants of OceanaGold Corporation and its Affiliates approved by our shareholders in 2024 (the “Performance Share Rights Plan”), the number of Common Shares that may be issued on the redemption of performance rights (the “Performance Share Rights”) that have been granted and remain outstanding under the Performance Share Rights Plan may not at any time exceed 3.5% of our then issued and outstanding Common Shares. The Performance Share Rights Plan provides for a mechanism whereby outstanding Performance Share Rights accrue the value, through additional Performance Share Rights, of dividend payments made on our Common Shares during the performance period of such Performance Share Rights. Our executives and various employees are eligible to participate in the Performance Share Rights Plan.
Performance Share Rights granted to designated participants may from time-to-time vest when we meet certain target milestones for the applicable performance period, in accordance with the vesting schedule established at the time of grant by our Board of Directors. There are two components to each Performance Share Right granted under the Performance Share Rights Plan: a performance condition based on our Common Share price performance relative to peers; and a service condition. The performance condition weighting varies according to the designated participants’ job levels with vesting up to 200% of target. Upon vesting, the Performance Share Rights are payable partly in Common Shares and partly in cash in accordance with the Performance Share Rights Plan, at the discretion of our Board of Directors.
A total of 898,294 Common Shares were issued on the redemption of Performance Share Rights during the year ended December 31, 2025. As at December 31, 2025, 5,515,849 Performance Share Rights were outstanding.
Non-Executive Director Deferred Unit Plan
In 2016, we introduced a cash-based Deferred Unit Plan for Non-Executive Directors (the “Deferred Unit Plan”). The Deferred Unit Plan provides that our non-executive directors are issued notional units that are economically equivalent to owning Common Shares (the “Deferred Units”). Each Deferred Unit has an initial value equal to the value of a Common Share at the time of grant. No equity is issued pursuant to the Deferred Unit Plan. Whenever cash dividends are paid on the Common Shares, additional Deferred Units are credited to the holders of Deferred Units.
A total of 60,473 Deferred Units were issued during the year ended December 31, 2025. As at December 31, 2025, 426,241 Deferred Units were outstanding.

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Prior Sales
During the year ended December 31, 2025, we issued the following securities not listed or quoted on a marketplace (in each case, adjusted for the Share Consolidation):

Date of Issue	Number of Securities	Price per Security (C$)	Type of Security
January 3, 2025	14,334	$12.09	Deferred Units

February 20, 2025	1,613,688	$12.42	Performance Rights

February 24, 2025	579,901 [1]	$11.64	Performance Rights

February 24, 2025	12,221	$11.64	Deferred Units

March 6, 2025	1,410 [2]	$11.94	Deferred Units

April 1, 2025	2408	$14.22	Performance Rights

April 2, 2025	14,042	$14.28	Deferred Units

April 25, 2025	8,600 [3]	$14.94	Performance Rights

May 22, 2025	921 [2]	$17.70	Deferred Units

June 20, 2025	9,645 [3]	$20.43	Performance Rights

July 3, 2025	9,841	$19.31	Deferred Units

August 5, 2025	58,014	$19.57	Performance Rights

August 21, 2025	747 [2]	$23.13	Deferred Units

August 27, 2025	52,556	$23.98	Performance Rights

September 19, 2025	7,306 [3]	$27.68	Performance Rights

October 2, 2025	6,391	$30.60	Deferred Units

November 20, 2025	566 [2]	$31.45	Deferred Units

December 19, 2025	5,066 [3]	$39.08	Performance Rights
Notes:
1.Additional issuance of Performance Share Rights based on the TSR Performance Factor from our 2022 Performance Share Rights grants.
2.Additional Deferred Units credited to the holders of Deferred Units following the payment of cash dividends on Common Shares.
3.Additional Performance Share Rights accrued through the dividend payments made on our Common Shares during the performance period of such Performance Share Rights.

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Market for Securities
Exchange Listings
Our Common Shares are listed and posted for trading on the TSX under the symbol “OGC” and the OTCQX® Best Market in the U.S. under the symbol “OCANF”.
We are preparing to list our Common Shares on the NYSE and anticipate our Common Shares will be listed on the NYSE in early April 2026.
Trading Price and Volume
The following table sets forth the high and low sales price and volume of sales of our Common Shares (adjusted in all cases for the Share Consolidation) on the TSX for 2025:

	High (C$)	Low (C$)	Volume (# Shares)

January	$13.02	$11.67	8,071,666

February	$14.07	$11.34	15,779,127

March	$14.40	$10.95	21,290,030

April	$15.72	$13.05	14,356,754

May	$18.39	$13.89	16,004,703

June	$21.06	$18.68	17,823,509

July	$19.89	$18.61	15,964,209

August	$25.10	$18.91	21,286,383

September	$29.71	$25.10	24,180,611

October	$36.74	$30.50	20,179,381

November	$36.62	$29.76	14,677,800

December	$39.91	$34.37	16,737,511
As of March 26, 2026, the closing price of our Common Shares on the TSX was C$39.73.

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Directors and Executive Officers
Board of Directors
The following table sets forth, for each of our directors, the person’s name, province/state and country of residence, position held with OceanaGold (if any), principal occupation within the immediately preceding five years, the director’s date of appointment and the committees on which the director served as at December 31, 2025. Directors are elected each year at our annual meeting of shareholders to serve until the next annual meeting or until a successor is elected or appointed.

Name, Province/State & Country of Residence	Principal Occupation & Employment for Past 5 years	OceanaGold Director Since	Board Committee Membership during 2025
Mr. Paul Benson Perth, Western Australia, Australia	Chair and Non-Executive Director, OceanaGold Director, President & Chief Executive Officer, SSR Mining Inc. (from August 2015 to September 2020)	May 6, 2021	Audit and Risk; Governance and Nominations (Chair); Remuneration, People and Culture; Sustainability; Technical
Mr. Gerard Bond Vancouver, British Columbia, Canada	Executive Director and President & Chief Executive Officer, OceanaGold Finance Director & Chief Financial Officer, Newcrest Mining Limited (from January 2012 to January 2022)	April 4, 2022	N/A
Ms. Linda Broughton Vancouver, British Columbia, Canada
Non-Executive Director, OceanaGold
Independent Director, Avino Silver & Gold Mines Ltd. (since February 2026)
Owner, Watermark Consulting (since March 2024)
Vice President Technical Services, Alexco Resource Corp./Hecla Mining Company (from November 2014 to June 2023)
		April 25, 2023	Remuneration, People and Culture; Sustainability; Technical
Ms. Sandra M. Dodds Melbourne, Victoria, Australia
Non-Executive Director, OceanaGold
Director, Fletcher Building (since September 2023)
Director, Contact Energy Limited (since September 2021)
Director, Snowy Hydro Limited (from July 2019 to March 2026)
Director, Beca Group Limited (from April 2021 to March 2024)
Director, MACA Limited (from October 2020 to September 2021)
		November 5, 2020	Audit and Risk (Chair); Governance and Nominations; Remuneration, People and Culture

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Name, Province/State & Country of Residence	Principal Occupation & Employment for Past 5 years	OceanaGold Director Since	Board Committee Membership during 2025
Ms. Stefanie E. Loader Kangaroobie, New South Wales, Australia
Non-Executive Director, OceanaGold
Lead Independent Director, Sunrise Energy Metals Limited (since June 2017)
Director, Clean TeQ Water Ltd (from July 2021 to March 2022)
Director, St Barbara Ltd (from November 2018 to June 2024)
		February 20, 2025	N/A1
Mr. Craig J. Nelsen Centennial, Colorado, United States
Non-Executive Director, OceanaGold
Principal, Nelsen Group LLC (since May 2014)
Non-Executive Director and Chair, ATEX Resources Inc. (since January 2021)
Non-Executive Director, Golden Star Resources Ltd (from May 2011 to January 2022)
		February 21, 2019	Remuneration, People and Culture (Chair); Sustainability; Technical
Mr. Alan N. Pangbourne Vancouver, British Columbia, Canada
Non-Executive Director, OceanaGold
Non-Executive Director, Chesapeake Gold Corp. (from November 2023 to May 2025)
President & CEO, Chesapeake Gold Corp. (from December 2020 to November 2023)
Non-Executive Director, TMAC Resources Inc. (from September 2020 to February 2021)
CEO, Guyana Goldfields (from May 2019 to August 2020)
Director, Guyana Goldfields Inc. (from May 2019 to August 2020)
		October 1, 2022	Audit and Risk; Sustainability; Technical (Chair)
Mr. Ian M. Reid Edmonton, Alberta, Canada
Non-Executive Director, OceanaGold
Director, Fountain Tire Limited (since October 2020)
Director, Canadian Western Bank (from March 2011 to February 2025)
Director, Ashco Shareholders Inc. (from May 2013 to May 2025)
Director, Stuart Olson Inc. (from May 2007 to January 2020)
		April 26, 2018	Audit and Risk; Governance and Nominations; Sustainability (Chair)[2]

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Notes:
1.Ms. Loader was appointed to the Sustainability Committee (Chair), Governance and Nominations Committee, and Technical Committee, effective January 1, 2026.c
2.Mr. Reid was a member and Chair of the Sustainability Committee until December 31, 2025.

The following is biographical information relating to each of our directors:
Mr. Paul Benson was appointed as the Chair of our Board of Directors in October 2021, after joining as non-executive director in May 2021. He also serves as the Chair of our Governance and Nominations Committee. Mr. Benson is a senior mining executive and company director with demonstrated performance in operations and project management, leadership, capital raising, strategy and business development, focused on value creation. His experience includes gold, copper, tin, lead, zinc, silver, mineral sands, iron ore, uranium and coal, with qualifications and experience in most aspects of the mining value chain from exploration, geology, mining and management through corporate finance. Previously, Mr. Benson was SSR Mining Inc.’s (“SSR Mining”) President and Chief Executive Officer and a member of its board of directors. He brings more than 40 years of experience in various technical and business capacities. Mr. Benson was CEO and Managing Director of Troy Resources Limited and for 20 years prior he held a number of executive and operating roles in Australia and overseas with BHP Billiton Ltd. (“BHP”), Rio Tinto and Renison Goldfields. Mr. Benson holds a Bachelor of Science in Geology and Exploration Geophysics and a Bachelor of Engineering in Mining, both from the University of Sydney. He also earned a Graduate Diploma in Applied Finance and Investment from the Securities Institute of Australia and a Masters of Science (Distinction) in Management from the London Business School.
Mr. Gerard M. Bond is an experienced and accomplished executive in the global resources and finance industry. He was appointed as our executive director and President and Chief Executive Officer in April 2022. Mr. Bond’s commodities experience includes gold, copper, nickel and aluminium. He has an extensive background in corporate finance, mergers and acquisitions, treasury and human resources, and has held numerous senior executive roles across North America, Europe and Australia. He has a proven track record of driving performance and delivering on business potential. Prior to his appointment at OceanaGold, Mr. Bond was the Finance Director and Chief Financial Officer at Newcrest Mining Limited (“Newcrest”) for ten years, from January 2012 to January 2022. Before joining Newcrest, he was at BHP where, over his 14 years there, he held various senior executive roles in Mergers and Acquisitions, Treasury, as Deputy CFO of the Aluminium business, CFO and then Acting President of the Nickel business, and finally as BHP’s Head of Group Human Resources. Prior to joining BHP, he worked in corporate finance for Coopers & Lybrand. Mr. Bond holds a Bachelor of Commerce from the University of Melbourne and completed a Graduate Diploma in Applied Finance and Investment from the Securities Institute of Australia. He was previously a Chartered Accountant.
Ms. Linda M. Broughton was appointed a non-executive director in April 2023. She is an experienced mining executive with over 35 years of experience in both corporate and operations roles throughout North and South America. She has specialized in environmental geochemistry, water and tailings management, risk management, and mine reclamation. Ms. Broughton currently serves on several industry review boards and is an independent director of Avino Silver & Gold Mines (TSX:ASM, NYSE American: ASM). From 2014 to 2023, Ms. Broughton was Vice President Technical Services for Alexco Resource Corp. as well as President of their subsidiary, ERDC, where she was responsible for the reclamation of an historical mining district in northern Canada. Prior to that, she held various senior environmental and engineering roles with BHP Billiton in Chile and USA, Compañia Mineral Antamina in Peru, and SRK Consulting in Canada and the UK. Ms. Broughton

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holds a Bachelor of Science (Mining Engineering) from Queen’s University and a Master of Applied Science from the University of British Columbia. She is also a graduate of the ICD-Rotman Directors Education Program in Canada and holds the ICD.D designation.
Ms. Sandra M. Dodds was appointed a non-executive director in November 2020 and is the Chair of our Audit and Risk Committee. She brings to the role over 26 years of operational and financial experience as an executive responsible for the strategy, operations and performance for multiple business units across Australia, New Zealand and Asia. Prior to her role as CEO Infrastructure at Broadspectrum, Ms. Dodds spent ten years at Downer EDI Limited in several executive roles, including as CFO for Downer Works Global, Executive General Manager Operations and CEO of Downer Asia. She is currently a Non-Executive Director at and Contact Energy Limited and Fletcher Building Limited. Ms. Dodds has served on several boards since 2014 as Chair of TW Power Services Limited, a Director of MACA Limited, Infrastructure Partnerships Australia, Snowy Hydro Limited, Beca Group Limited, and Sydney Harbour Ferries Limited. She received her Bachelor of Commerce from the University of Otago in New Zealand. She is a Fellow for the New Zealand Institute of Chartered Accountants Australia and New Zealand and is a Graduate of the Australian Institute of Company Directors.
Ms. Stefanie E. Loader was appointed a non-executive director in February 2025 and took on the role as Chair of our Sustainability Committee, effective January 1, 2026. She is a highly accomplished geologist and mining executive with a track-record in successful mining operations, mineral exploration, project and studies management, and multinational corporate strategy. She also has Board experience, as well as being the Chair of a Health, Safety, Environment and Community Committee and Nominations and Remuneration Committee. Ms. Loader’s experience spans a wide range of commodities and regions including gold and copper in Australia, Laos, Chile and Peru, and diamonds in Canada and India. She held the role of Managing Director of Northparkes copper and gold mine in Australia for CMOC International and Rio Tinto from 2012 to 2017. Ms. Loader was Chair of the New South Wales Minerals Council from 2015 to 2017. She also served in the office of the CEO for Rio Tinto, supporting the Executive Committee, and as an Exploration Executive. In 2013, Ms. Loader was recognized as one of the Australian Financial Review’s 100 Women of Influence, and was the winner of the 2024 Outstanding Contribution to NSW Mining Award. She holds a B.Sc. Honours in Geology from the University of Western Australia and a Graduate Certificate in Applied Statistics from Murdoch University, Australia.
Mr. Craig J. Nelsen was appointed a non-executive director in February 2019 and is the Chair of our Remuneration, People and Culture Committee and a geologist with over 40 years of experience in the mining business. Mr. Nelsen was Founder, CEO, Chair and Director of Avanti Mining Inc. Formerly, he was Executive Vice President, Exploration of Gold Fields Limited, founder, Chief Executive Officer and Chair of the former Metallica Resources (now New Gold) and has also held a variety of strategic positions at Lac Minerals Ltd., culminating in Executive Vice President Exploration. Mr. Nelsen currently serves as Non-Executive Chair and Director of ATEX Resources Inc. He holds a M.S. degree in Geology from the University of New Mexico and a B.A. in Geology from the University of Montana.
Mr. Alan N. Pangbourne was appointed a non-executive director in October 2022 and is the Chair of our Technical Committee. He has over 35 years of experience in global mining operations and most recently was the President and CEO of Guyana Goldfields Inc. through to its sale to Zijin Mining Group Co., Ltd. in August 2020. Previously, Mr. Pangbourne was Chief Operating Officer of SSR Mining, Vice President Projects South America for Kinross, and held increasingly senior roles at BHP, including President and Chief Operating Officer of Nickel Americas, Projects Director for BHP’s Uranium Division, which includes the Olympic Dam

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Expansion, and Project Manager for BHP’s Spence copper project in Chile. He was also General Manager at an engineering company that specialized in gold heap leach and carbon-in-pulp plants. Mr. Pangbourne holds a Bachelor of Applied Science (Extractive Metallurgy) and a Graduate Diploma in Mineral Processing from the Western Australian School of Mines.
Mr. Ian M. Reid joined our Board of Directors in April 2018 as a non-executive director and held the position of Chair from June 2019 until September 2021 and was the Chair of the Sustainability Committee until December 31, 2025. An experienced leader, he brings to the role more than thirty years’ experience in managing the successful growth and operations of major multinational companies. As a senior executive of Finning International Inc., Caterpillar Inc.’s largest equipment dealer globally, Mr. Reid has extensive experience in servicing and supporting mines and other heavy civil operations in Canada, the United Kingdom and South America. He participated in Caterpillar Inc.’s Global Mining Strategy Council along with the other top ten mining dealers worldwide until his retirement in 2008. Mr. Reid has extensive experience serving as an independent director for numerous public and privately held corporations in a variety of industries, including construction (civil and commercial), energy services, consulting engineering, commercial and retail tire, mining and financial services. He received a Bachelor of Commerce from the University of Saskatchewan and has completed the Advanced Management Program at Harvard.
Executive Officers
The following table sets forth, for each of our executive officers (other than our President and Chief Executive Officer, who is listed in the above table), the person’s name, province/state and country of residence, position held with OceanaGold and principal occupation within the immediately preceding five years as at December 31, 2025.

Name, Province/State & Country of Residence	Principal Occupation & Employment for Past 5 Years	Employed Since

Ms. Michelle Edelson Melbourne, Victoria, Australia	Executive Vice President, Chief People & Technology Officer, OceanaGold (since March 2023) Vice President, Global HR Operations, BHP (from June 2021 to September 2022) Vice President, Transformation, Enterprise Improvement, BHP (from June 2018 to June 2021)	2023
Mr. Keenan Jennings Brisbane, Queensland, Australia	Executive Vice President, Chief Exploration Officer, OceanaGold (since September 2025) Director, Coppernico Metals (from January 2024 to September 2025) Expert-in-Residence, Fleet Space Technologies (from October 2023 to September 2025) Vice President, Metals Exploration, BHP (from March 2018 to September 2023)	2025

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Name, Province/State & Country of Residence	Principal Occupation & Employment for Past 5 Years	Employed Since
Mr. Bhuvanesh Malhotra Brisbane, Queensland, Australia	Executive Vice President, Chief Operating Officer, OceanaGold (since September 2025) Executive Vice President, Chief Technical & Projects Officer, OceanaGold (from January 2024 to September 2025) Technical Director (Copper and Simandou), Rio Tinto (from March 2021 to February 2023) General Manager, Technical Services, Rio Tinto Iron Ore (from November 2018 to February 2021)	2024
Mr. Richard Savage Brisbane, Queensland, Australia	Acting Executive Vice President, Chief Sustainability Officer, OceanaGold (since September 2025) Vice President, External Affairs & Social Performance (from July 2023 to September 2025) Manager, Communities, Rio Tinto (from May 2021 to July 2023)	2023
Ms. Liang Tang Vancouver, British Columbia, Canada	Executive Vice President, General Counsel & Company Secretary, OceanaGold (since 2016)	2009
Mr. Marius van Niekerk Vancouver, British Columbia, Canada	Executive Vice President, Chief Financial Officer, OceanaGold (since May 2023) Vice President, Finance – Americas, Newcrest (from March 2022 to May 2023) Vice President, Finance – Commercial Management and Integration, Newcrest Red Chris Mining (from November 2020 to March 2022)	2023
The following is biographical information relating to each of our executive officers:
Ms. Michelle Edelson was appointed our Executive Vice President, Chief People & Technology Officer in March 2023. She has over 25 years of experience in human resources, transformation and executive leadership across multiple industries and countries. Prior to joining OceanaGold, Ms. Edelson spent 15 years with BHP in operational and strategic roles, leading a cross functional improvement and transformation function and leading Global HR operations. Prior to that, Ms. Edelson worked for other international organizations, including Whirlpool and Murray & Roberts spanning human resources, health, safety, environment and community, operational management, continuous improvement and transformation portfolios.
Mr. Keenan Jennings was appointed our Executive Vice President, Chief Exploration Officer in September 2025. He is responsible for exploration and geology and is the Chair of our Resource and Reserve Steering Committee. Mr. Jennings is a deeply experienced geologist with 35 years of global exploration and commercial success. He has held executive roles with BHP, Rio Tinto and Anglo American. Mr. Jennings began his career in Australia before moving to Latin America and then London to take up a corporate leadership role in Anglo American’s head office. He was most recently VP Metals Exploration for BHP, based in Toronto, Canada, where he led a team of 140 people and was accountable for designing and implementing

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the long-term global strategy for BHP exploration. Originally from New Zealand, Mr. Jennings is a graduate from the University of Auckland (Master of Science) and Deakin University (MBA). He is a fellow of the Australasian Institute of Mining and Metallurgy, a Fellow of the Society of Economic Geologists, a Chartered Geologist with the Geological Society of London, and a member of the Australian Institute of Directors.
Mr. Bhuvanesh Malhotra was initially appointed our Executive Vice President, Chief Technical & Projects Officer in January 2024, and was subsequently appointed our Executive Vice President, Chief Operating Officer in September 2025. He has over 25 years of experience in operational and technical roles across multiple commodities and mining methods, driving safety performance, operational excellence and sustainable transformational change. Prior to joining OceanaGold, Mr. Malhotra was Technical Director (Copper and Simandou) for Rio Tinto, based in Brisbane, Australia, where he was accountable for championing technical and operational excellence to maximize asset performance, including technical and business evaluation of sustaining and growth options across the value chain, driving long term strategic goals. This role spanned a global portfolio of assets in North America, Mongolia, South America, Australia and West Africa. Mr. Malhotra also held various operational and technical roles at Rio Tinto, including General Manager Technical Services and General Manager Operations for the West Angelas and Robe Valley operations for Rio Tinto Iron Ore. Mr. Malhotra holds a Bachelor of Mining Engineering from Nagpur University, India.
Mr. Richard Savage was appointed as Acting Executive Vice President, Chief Sustainability Officer in September 2025. He has more than 25 years of experience in sustainability and social performance across the mining industry and has held several senior positions including at Rio Tinto and Barrick Gold. At Barrick Gold, Mr. Savage served as Head of Sustainability for Latin America and Australia Pacific. His extensive international background encompasses work in Australia, Papua New Guinea, South America, Zambia and Saudi Arabia. Mr. Savage holds a Bachelor of Social Science from Edith Cowan University, Western Australia.
Ms. Liang Tang was appointed our Executive Vice President, General Counsel and Company Secretary in January 2016. She is a practising lawyer with a broad range of legal and corporate experience in the gold mining sector, including capital markets, debt financing, and corporate and commercial law. Prior to joining OceanaGold, Ms. Tang was a commercial lawyer in private practice. She holds a Bachelor of Commerce, a Bachelor of Laws and a Master of Laws from the University of Melbourne.
Mr. Marius van Niekerk was appointed our Executive Vice President, Chief Financial Officer in May 2023. He is a mining executive with approximately 25 years of broad-based mining and technology industry experience spanning South Africa, the UK (London), Mozambique, Singapore and Canada. Prior to joining OceanaGold, he spent the vast majority of his mining career working for various operations and corporate centres across BHP and Newcrest. Mr. van Niekerk has experience in aluminium, alumina, energy, energy coal, gold and copper. Prior to joining OceanaGold, he was the VP Finance-Americas for Newcrest. From 2019 to 2023, he was responsible for both commercial integrations and financial oversight of the Red Chris and Pretivm/Brucejack mines in British Columbia, Canada. Prior to joining Newcrest, Mr. van Niekerk spent 13 years with BHP where he held a number of senior leadership roles. He holds a Bachelor in Economic and Management Sciences from the University of Pretoria (South Africa) and an Honors in Accounting Sciences from the University of South Africa, and he is a Chartered Accountant in South Africa and a CPA in Ontario, Canada. He is also a graduate of the ICD-Rotman Directors Education Program in Canada and holds the ICD.D designation.

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Shareholdings of Directors and Executive Officers
As at March 26, 2026, our directors and executive officers, as a group, beneficially owned, or controlled or directed, directly or indirectly, 984,315 Common Shares, representing approximately 0.44% of our issued and outstanding Common Shares.
Cease Trade Orders or Bankruptcies
None of our directors or executive officers is, as at the date of this Annual Information Form, or was within ten years before the date of this Annual Information Form, a director, chief executive officer or chief financial officer of any company (including OceanaGold) that:
(a)was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or
(b)was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.
For the purposes of subsections (a) and (b), “order” means a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, and in each case that was in effect for a period of more than 30 consecutive days.
None of our directors or executive officers, or a shareholder holding a sufficient number of our securities to affect materially the control of OceanaGold:
(a)is, as at the date of this Annual Information Form, or has been within the ten years before the date of this Annual Information Form, a director or executive officer of any company (including OceanaGold) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or
(b)has, within the ten years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.
The foregoing information, not being within our knowledge, has been furnished by the respective directors, executive officers and shareholders holding a sufficient number of our securities to affect materially control of OceanaGold.

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Penalties or Sanctions
None of our directors or executive officers, or a shareholder holding a sufficient number of our securities to affect materially the control of OceanaGold, has been subject to:
(a)any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or
(b)any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision regarding OceanaGold.
The foregoing information, not being within our knowledge, has been furnished by the respective directors, officers and shareholders holding a sufficient number of our securities to affect materially control of OceanaGold.
Conflicts of Interest
To our knowledge, and other than as disclosed in this Annual Information Form, there are no known existing or potential conflicts of interest among OceanaGold, our directors and executive officers, or other members of Management, or of any proposed director, officer or other member of Management as a result of their outside business interests, except that certain of the directors and officers serve as directors and officers of other mineral resource companies, and therefore it is possible that a conflict may arise between their duties to OceanaGold and their duties as a director or officer of such other companies. See “Interest of Management and Others in Material Transactions” and “Risk Factors”.
Our directors are required by law to act honestly and in good faith, with a view to our best interests, and to disclose any interests that they may have in any material contract or material transaction. If a conflict of interest arises at a meeting of our Board of Directors, any director in a conflict is required to disclose his or her interest and abstain from voting on such matter. Our directors and officers are aware of the existence of laws governing accountability of directors and officers for corporate opportunity requiring disclosure of conflicts of interest in respect of OceanaGold and any breaches of duty. Our directors and officers are required to comply with such laws, our Code of Conduct and, in the case of our directors, our Board Renewal Policy, in respect of any conflicts of interest. A copy of our Board Renewal Policy is available on our website at www.oceanagold.com.
Code of Conduct
We have adopted a Code of Conduct, which is applicable to all our directors, officers, employees, contractors and anyone acting on our behalf. Our Code of Conduct describes our commitment to conduct our activities to high standards of business ethics and conduct. Our Code of Conduct is a practical guide for everyone at OceanaGold. It helps to guide all of us in our decision-making and is supportive of our Values. A copy of our Code of Conduct is available on our website at www.oceanagold.com.
Our Code of Conduct is supplemented by formal policies and procedures in relation to matters such as continuous disclosure, securities trading, health and safety, anti-bribery and anti-corruption, environment

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and communities, human rights, respect at work and fair employment, among others. Please see “Description of Business – Sustainability” for additional information.
Our Board of Directors monitors compliance with the Code of Conduct through internal audit reporting, reporting on material incidents raised through our whistleblower mechanism and Management reporting on the implementation of various measures, including our gifts and conflicts register, safety records tracking and environmental records monitoring. The relevant member of our Executive Leadership Team is responsible for informing our Board of Directors or relevant Committees of any material breaches of the Code of Conduct.

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Audit Committee
We have established an Audit and Risk Committee, comprised of four independent directors, which operates under a charter approved by our Board of Directors. A copy of our Audit and Risk Committee charter is set out in Schedule A to this Annual Information Form.
Our Audit and Risk Committee’s primary responsibility is to oversee our financial reporting process, financial risk management systems and internal control structure. It also reviews the scope and quality of our external audits and makes recommendations to our Board of Directors in relation to the appointment or removal of the external auditor.
Composition of the Audit Committee
The current members of our Audit and Risk Committee are Ms. Sandra M. Dodds (Chair) and Messrs. Paul Benson, Alan Pangbourne and Ian Reid. Each member of our Audit and Risk Committee is independent and financially literate within the meaning of National Instrument 52-110 – Audit Committees (“NI 52-110”).
The education and experience of each Audit and Risk Committee member that is relevant to the performance of his or her responsibilities as a member of our Audit and Risk Committee are set out in the biographical information in the “Directors and Executive Officers” section of this Annual Information Form.
Audit Committee Oversight
At no time since the commencement of our most recently completed financial year was a recommendation of our Audit and Risk Committee to nominate or compensate an external auditor not adopted by our Board of Directors.
Reliance on Certain Exemptions
At no time since the commencement of our most recently completed financial year have we relied on any exemption from NI 52-110.
Pre-Approval Policies and Procedures
Our Audit and Risk Committee is responsible for pre-approving the retention of an external auditor for any permitted non-audit services to be provided to OceanaGold or our subsidiaries, provided that our Audit and Risk Committee is not required to approve in advance non-audit services where: (a) the aggregate amount of all such non-audit services provided to OceanaGold constitutes not more than 5% of the total amount of revenues paid by us to the external auditor during the fiscal year in which the non-audit services are provided; (b) such services were not recognized by us at the time of the engagement to be non-audit services; and (c) such services are promptly brought to the attention of our Audit and Risk Committee and approved prior to the completion of the audit by our Audit and Risk Committee, or by one or more members of our Audit and Risk Committee to whom authority to grant such approvals has been delegated by our Audit and Risk Committee. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

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External Auditor Service Fees
Given the relocation of our head office to Vancouver, we appointed PricewaterhouseCoopers LLP (“PwC Canada”) as our independent auditor, effective as of February 19, 2025. Our predecessor auditor, PricewaterhouseCoopers, Chartered Accountants (PwC Australia), resigned at our request as our independent auditor effective as of the same date.
The aggregate fees incurred by our external auditor in each of the last two financial years are as follows:

Financial Year Ended	Audit fees[1] ($000)	Audit-related fees[2] ($000)	Tax fees[3] ($000)	All other fees[4] ($000)
2025	1,700	313	485	0
2024	1,497	30	620	277
Notes:
1.Audit fees include services in connection with our consolidated and statutory financial statement audits.
2.Audit-related fees include fees associated with the Sustainability Report and Extractive Sector Transparency Measures Act Annual Report and royalties audit.
3.Tax fees include fees associated with annual tax compliance and with tax consulting advice obtained in relation to ad-hoc projects such as funding restructuring.
4.All other fees include services provided for the public listing of OGP and other consulting fees.

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Legal Proceedings and Regulatory Actions
OceanaGold and our subsidiaries are, from time to time, involved in various legal proceedings and claims arising in the ordinary course of business. We cannot predict with reasonable certainty the likelihood or outcome of these matters. Legal proceedings that are pending against OceanaGold and/or our subsidiaries, as well as claims that may have a material effect on our financial condition or future results of operations, are outlined below.
Didipio Mining Claims
A subsidiary of OceanaGold, OGP, and the Gonzales Group are involved in an arbitration proceeding with respect to the Addendum Agreement (the “Arbitration”). The Arbitration commenced in 2000 but is presently suspended due to the Liggayu dispute (discussed below) and the irrevocable resignation of the arbitrator.
In a complaint dated July 4, 2008 before the Philippines Regional Trial Court (“RTC”), a third party, Mr. Liggayu, disputed the terms of the Addendum Agreement and the rights of the Gonzales Group to claim an interest in the Didipio Mine. Mr. Liggayu alleged that he is the true and beneficial owner and real-party-in-interest of the Didipio mining claims and sought to enjoin OceanaGold from making any payments to, or in dealing with, the Gonzales Group, and instead to recognize his rights.
In a decision dated March 11, 2025, the RTC declared that Mr. Liggayu and the heirs of Mr. Gonzales Sr. are partners on a 50-50 basis, to all the rights, participation and interests, as claimowners of the Didipio mining claims in the name of Mr. Gonzales Sr., beginning January 2007 onwards. It further declared that the rights and entitlements of Mr. Liggayu cannot be directly enforced by him against OceanaGold in the existing agreements, specifically the FTAA, which Mr. Liggayu can internally claim and enforce only against the heirs of Mr. Gonzales Sr., and vice versa (“the March 2025 Decision”).
On April 2, 2025, Mr. Liggayu moved for partial reconsideration of this decision, claiming that, among others: he is the true and lawful owner of the Didipio mining claims; if a partnership exists, it should be from 1985 and should cover all the subject mining claims and not just for Mr. Gonzales Sr’s portion of the claim; and his rights and entitlements should be directly enforceable by him against OceanaGold. Both the Gonzales Group and OceanaGold filed an opposition to Mr. Liggayu’s partial motion for reconsideration. In a decision dated October 21, 2025, the RTC denied Mr. Liggayu’s motion for partial reconsideration (the “October 2025 Resolution”). Mr. Liggayu filed a Notice of Appeal with respect to each of the March 2025 Decision and October 2025 Resolution. This case is now elevated to the Court of Appeals.
We believe there is no near-term impact on our business or operations as the decisions do not require payment of money by OceanaGold and the Arbitration proceeding is yet to be resolved.
FTAA Challenges
The DENR, along with a number of mining companies (including OGP), are parties to a case that began in 2008 whereby a group NGOs and individuals challenged the constitutionality of the PMA, the FTAAs and Mineral Production Sharing Agreements in the Supreme Court of the Philippines. The petitioners initiated the challenge despite the fact that the Supreme Court of the Philippines had upheld the constitutional validity of both the PMA and the FTAAs in an earlier landmark case in 2005. In early 2013, the Supreme Court of the Philippines requested the parties to participate in oral debates on the matter. The case is still pending with the Supreme Court of the Philippines for a decision.

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Notwithstanding the fact that the Supreme Court has previously upheld the constitutionality of the PMA and FTAAs, we are mindful that litigation is an inherently uncertain process and the outcome of the case may adversely affect our operation and financial position.
In addition, OGP, along with each of the Philippines Office of the Executive Secretary, DENR, MGB and EMB, as well as several Local Government Units, are parties to a case filed in April 2024 by an NGO group and two individuals (the “Petitioners”). The Petitioners questioned the approval of the renewal of the FTAA for alleged failure to conduct prior consultation and made generalized allegations about violations of the ECC and human rights.
Subsequent to the filing of the petition, the RTC of Nueva Vizcaya denied the Petitioners’ application for a Temporary Environmental Protection Order against OceanaGold. Further, in a resolution dated April 2, 2025, the RTC dismissed most of the issues raised by the Petitioners but decided that the issue of whether our subsidiary is currently engaged in open pit mining is a question of fact that should be decided at trial. The Petitioners filed a Motion for Partial Reconsideration which was subsequently denied by the RTC in October 2025. The Petitioners then filed a Petition for Review before the Supreme Court, seeking a review of the RTC’s decisions. In an Order dated December 5, 2025, the RTC deferred further proceedings until the Supreme Court issues a resolution on the Petition for Review.
Separately, the Petitioners have submitted a motion for the Court to reconsider its April resolution. All parties have been requested to respond to the motion prior to the Court making a decision.

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Interest of Management and Others in Material Transactions
No director, executive officer, person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of our issued Common Shares, or any of their respective associates or affiliates, has any material interest, direct or indirect, in any transaction in which we have participated prior to the date of this Annual Information Form, or in any proposed transaction, which has materially affected or will materially affect us.

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Transfer Agent and Registrar
The transfer agent and registrar for our Common Shares is Computershare Investor Services Inc. at its offices in Toronto, Ontario and Vancouver, British Columbia.

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Material Contracts
Except for contracts entered into in the ordinary course of business, there are no material contracts that we have entered in the financial year ended December 31, 2025 or before the last financial year but are still in effect.

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Interest of Experts
The following persons have been named as having prepared or certified a report, valuation, statement or opinion described or included in a filing, or referred to in a filing, made under National Instrument 51-102 – Continuous Disclosure Obligations during, or relating to, our financial year ended December 31, 2025: D. Carr, D. Corley, L. Crawford-Flett, B. Drury, C. Feebrey, M. Grant, G. Hollett, K. Hollis, P. Jones, D. Londoño, E. Leslie, K. Madambi, T. Maton, J. Moore and D. Townsend (OceanaGold); L. Standridge and R. Cook (Call & Nicholas, Inc.); J. Newton Janney-Moore and W. Kingston (NewFields Mining & Technical Services LLC); M. Sullivan and B. Miller (SRK Consulting (U.S.), Inc.). Please see “Introductory Notes – Technical Information” and “Summary of Mineral Reserves and Mineral Resources Estimates” for additional information.
Each of D. Carr, D. Corley, L. Crawford-Flett, B. Drury, C. Feebrey, M. Grant, G. Hollett, K. Hollis, K. Jennings, P. Jones, D. Londoño, E. Leslie, K. Madambi, T. Maton, J. Moore and D. Townsend, at the time of or after such person prepared or certified the applicable report, valuation, statement or opinion: (a) held registered or beneficial interests, direct or indirect, in certain of our securities or other property (or securities or other property of one of our associates or affiliates), representing less than one percent of our outstanding securities; and (b) was, or was expected to be, elected, appointed or employed as a director, officer or employee of OceanaGold (or of one of our associates or affiliates).
Each of L. Standridge and R. Cook (Call & Nicholas, Inc.), J. Newton Janney-Moore and W. Kingston (NewFields Mining & Technical Services LLC) and M. Sullivan and B. Miller (SRK Consulting (U.S.), Inc.) are considered to be “independent” of OceanaGold as defined in NI 43-101.
Our independent auditor, PricewaterhouseCoopers LLP, Chartered Professional Accountants, (“PwC Canada”) issued an independent auditor’s report dated February 18, 2026 in respect of our annual consolidated financial statements as at December 31, 2025 and for the year then ended. PwC Canada has advised that they are independent with respect to us within the meaning of the CPABC Code of Professional Conduct.
Our predecessor auditor, PricewaterhouseCoopers LLP (“PwC Australia”), has issued an independent auditor’s report dated February 19, 2025, except as to Note 11 which is as of February 18, 2026 in respect of our consolidated financial statements as at December 31, 2024 and for the year then ended. PwC Australia has advised that they are independent of us in accordance with the International Code of Ethics for Professional Accountants (including International Independence Standards) issued by the International Ethics Standards Board for Accountants (IESBA Code) and the ethical requirements that are relevant to the audit of our consolidated financial statements in Canada.

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Additional Information
Additional information, including that relating to directors’ and officers’ remuneration and indebtedness, principal holders of our securities and securities authorized for issuance under equity compensation plans, is contained in our management information circular for the annual general and special meeting of shareholders held on June 4, 2025.
Additional financial information is provided in our comparative financial statements and Management’s Discussion and Analysis for the year ended December 31, 2025, which is available under our profile on SEDAR+ at www.sedarplus.ca.
Additional information relating to us is available under our profile on SEDAR+ at www.sedarplus.ca.
Dated March 27, 2026.
BY ORDER OF THE BOARD OF DIRECTORS
“Gerard Bond”
Gerard Bond
President and Chief Executive Officer

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Schedule A – Audit and Risk Committee Charter
1.    ROLE
1.1.    The Audit and Risk Committee (the Committee) is a sub-committee established by the OceanaGold Board to assist the Board in the effective discharge of its responsibilities in relation to the matters set out in this Charter. The Committee is accountable to the Board for its performance.
1.2.    The Committee’s purpose and responsibilities are set out in this Charter and include assisting the Board in its oversight in the following key areas:
(a)the quality and integrity of OceanaGold’s financial statements and reporting;
(b)internal and external audit, including OceanaGold’s independent registered auditor’s qualifications and independence and the performance of OceanaGold’s independent registered auditor;
(c)risk management and internal controls; and
(d)compliance with legal and regulatory requirements regarding financial disclosure.
1.3.    The Committee acts primarily in an advisory and oversight capacity to the Board. In making recommendations to the Board, the Committee does not, of itself, have the power or authority of the Board in dealing with the matter on which it advises except where certain powers are specifically set out in this Charter, as required by applicable laws or the rules of any relevant stock exchange or are otherwise delegated by the Board.
1.4.    It is not the duty or responsibility of the Committee or Committee members:
(a)to plan or conduct audits;
(b)to determine that OceanaGold’s financial statements are complete and accurate and are in accordance with generally accepted accounting principles; or
(c)to conduct other types of auditing or accounting reviews or similar procedures or investigations.
1.5.    The Committee and its Chairman are members of the OceanaGold Board appointed to the Committee to provide broad oversight of OceanaGold’s financial statements and the risk and control related activities of OceanaGold and to apply necessary and appropriate levels of due diligence, and are specifically not accountable or responsible for the day to day operations or performance of such activities.
1.6.    Management is responsible for the preparation, presentation and integrity of OceanaGold’s financial statements. Management is also responsible for implementing appropriate accounting and financial reporting principles and policies and systems of risk management and internal controls and procedures designed to provide reasonable assurance that assets are safeguarded, and transactions are properly authorized, recorded and reported and to assure the effectiveness and

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efficiency of operations, the reliability of financial reporting and compliance with accounting standards and applicable laws and regulations.
2.    KEY RESPONSIBILITIES
The key responsibilities of the Committee in fulfilling its role are set out below.
2.1.    Financial Statements and Reporting
The Committee will:
(a)review and recommend to the Board the draft annual financial statements including Management’s Discussion & Analysis and any related media release or presentation pack;
(b)approve the draft quarterly financial statements including Management’s Discussion & Analysis and any related media release or presentation pack; and
(c)review and recommend to the Board any other public disclosure document or regulatory filing containing or accompanying financial information of OceanaGold as requested by the Board from time to time.
In discharging its responsibilities, the Committee will:
(a)verify that a robust system of corporate reporting processes and financial controls are in place to safeguard the quality and integrity of the financial statements including the process supporting the President and Chief Executive Officer and Chief Financial Officer certifications;
(b)review and endorse judgements made by Management that have a material impact on the financial statements as they relate to changes in accounting policy and standards;
(c)review and consider the procedures that are in place for the review of OceanaGold’s public disclosure of financial information extracted or derived from OceanaGold’s financial statements, and periodically assess the adequacy of those procedures;
(d)review and discuss with Management and the external auditor the financial statements and accompanying notes and related public disclosure documents prior to submission to the Board for approval; and
(e)undertake such other due diligence and enquiries and discussions with Management, the external auditor and the internal auditor as the Committee thinks otherwise necessary or appropriate in the circumstances with respect to OceanaGold’s financial statements and other public disclosure documents of a financial nature.
2.2.    External Audit
The Committee will:
(a)select and retain an independent registered public accounting firm to act as OceanaGold’s independent auditor for the purpose of auditing OceanaGold’s annual financial statements, books, records, accounts and internal controls over financial reporting (subject to ratification by OceanaGold’s shareholders of the selection of the independent auditor);
(b)set the compensation of OceanaGold’s independent auditor;

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(c)oversee the work done by OceanaGold’s independent auditor; and
(d)terminate OceanaGold’s independent auditor, if necessary.
In discharging its responsibilities, the Committee will:
(a)verify the qualifications, independence, and performance of the external auditor at least on an annual basis, including the pre-approval of non-audit engagements with a value greater than that permitted under OceanaGold’s policy from time to time in relation to non-audit services provided by the external auditor;
(b)obtain and review, at least annually, a report by the independent auditor describing: the firm's internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and (to assess the auditor's independence) all relationships between the independent auditor and OceanaGold;
(c)review and endorse the scope of the external audit plan;
(d)review the outcomes of the external audit plan, highlighting any material issues to the Board;
(e)review and resolve disagreements between Management and the external auditor regarding financial reporting or the application of any accounting principles or practices;
(f)review and approve OceanaGold’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor; and
(g)review and discuss with OceanaGold’s independent auditor any other matters required to be discussed by applicable requirements of the U.S. Public Company Accounting Oversight Board (“PCAOB”) and the U.S. Securities and Exchange Commission (“SEC”).
2.3.    Internal Audit
In discharging its responsibilities, the Committee will:
(a)approve Management’s appointment or termination of the internal auditor;
(b)review and endorse the scope of the internal audit plan;
(c)review the outcomes of the internal audit plan, highlighting any material issues to the Board; and
(d)periodically review resourcing of the internal audit function to ensure its objectivity and independence.
2.4.    Risk Management and Internal Controls
The Committee will review and report to the Board in relation to:
(a)the adequacy and effectiveness of OceanaGold’s framework, methodologies and systems of risk management to identify and manage existing, new and emerging material risks;

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(b)verification that a robust and sound system of internal controls is in place and operating effectively;
(c)Management’s performance against the risk management framework by means of a regular Enterprise Risk Management Update; and
(d)the adequacy of OceanaGold’s insurance program.
2.5.    Compliance and Complaints
The Committee will review and report to the Board in relation to:
(a)the adequacy and effectiveness of the processes and systems in place across OceanaGold to ensure legal and regulatory compliance regarding financial disclosure; and
(b)the effectiveness of the processes and systems in place for detecting, reporting and preventing business or employee misconduct.
(c)The Committee will establish and monitor a process and procedures for the receipt and treatment of “speak up” reports, anonymously or otherwise, by employees and shall review periodically with Management those procedures and any significant complaints received.
3.    MEMBERSHIP AND MEETINGS
(a)The Committee will comprise not less than three non-executive directors. All Committee members must be (i) “independent”, including in accordance with the requirements of Rule 10A-3 of the U.S. Securities Exchange Act of 1934, as amended, and (ii) “financially literate” (or become financially literate within a reasonable period of time after their appointment to the Committee) as those terms are defined from time to time under relevant statutory and stock exchange listing rules, or if not so defined as interpreted by the Board in its business judgement.
(b)At least one member of the Committee must have accounting or related financial management expertise, as determined by the Board. At least one member of the Committee must be an "audit committee financial expert" as defined in Item 407(d)(5)(ii) of Regulation S-K of the SEC rules. A person who satisfies this definition of audit committee financial expert will also be presumed to have accounting or related financial management expertise. No member of the Committee shall accept (directly or indirectly) any consulting, advisory, or other compensatory fee from OceanaGold or any of its subsidiaries or affiliates (other than remuneration for acting in his or her capacity as a director).
(c)The Chairman of the Committee will be appointed by the Board and cannot be the Chairman of the Board.
(d)The Company Secretary or a delegate shall act as the secretary of the Committee.
(e)A standing invitation to Committee meetings will be extended to all non-executive directors.
(f)The Committee may invite any member of Management, or any other person, to attend a meeting of the Committee, as the Committee thinks appropriate.
(g)The Committee will meet as frequently as required but not less than four times per financial year. Any Committee member or the Company Secretary may convene a Committee meeting and two independent non-executive directors shall constitute a quorum. Each Committee member will have one vote and the Chairman will not have a casting vote.

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(h)The Chairman of the Committee (or delegate) shall provide a report to the Board following each Committee meeting.
(i)The Committee may hold a closed session in the absence of Management as and when the Committee deems appropriate.
(j)All recommendations of the Committee are to be referred to the Board, the Sustainability Committee, Remuneration, People and Culture Committee or the Governance and Nominations Committee as appropriate.
4.    AUTHORITY
(a)In carrying out its responsibilities, the Committee has the authority to discuss directly with Management, external or internal auditors, independent counsel or experts (including the authority to set and pay the compensation of such independent counsel or expert advisors) any issue or matter within its remit and to request reports, explanations and information of any of the activities or policies, procedures or standards of the OceanaGold group;
(b)The Committee is authorized to take any action required from time to time in relation to its composition, membership and activities to ensure compliance with any relevant statutory or stock exchange listing rule requirements from time to time;
(c)The Committee is authorized by the Board to obtain external legal and other professional advice or services if it considers this necessary; and
(d)The Committee is authorized to expend funds for ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.
5.    REVIEW
5.1.    Performance
The Committee will each year evaluate its performance against this Charter and agree areas of focus and work program for the following year.
5.2.    Review of Terms of Charter
The Committee will review its Charter at least every two years and otherwise as and when required.
Approved by:
Audit and Risk Committee
Board of Directors of OceanaGold Corporation
December 10, 2025

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